As filed with the Securities and Exchange Commission on January 31, 2006

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRONCO DRILLING COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1381	20-2902156
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14313 North May Avenue

Suite 100

Oklahoma City, OK 73134

(405) 242-4444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

D. Frank Harrison

Chief Executive Officer

Bronco Drilling Company, Inc.

14313 North May Avenue,

Suite 100

Oklahoma City, OK 73134

(405) 242-4444

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C. Alex Frutos Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, TX 75201 (214) 969-2800	Robert G. Reedy Porter & Hedges, L.L.P. 1000 Main Street, 36th Floor Houston, TX 77002 (713) 226-6674

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share (“Common Stock”)	3,450,000 shares	$29.39	$101,395,500	$10,850

(1)	Includes shares of common stock that may be sold to cover the exercise of an overallotment option granted to the underwriters.
(2)	In accordance with Rule 457(c) under the Securities Act, the proposed maximum offering price per unit is based on the average of the high and low prices reported on The Nasdaq National Market as of January 30, 2006.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholder are soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2006

PROSPECTUS

Bronco Drilling Company, Inc.

3,000,000 Shares

Common Stock

Bronco is offering 1,700,000 shares of its common stock and the stockholder is selling an additional 1,300,000 shares. Bronco’s common stock is traded on the Nasdaq National Market under the symbol “BRNC.” The last reported sale price of the common stock on the Nasdaq National Market on January 30, 2006 was $31.02 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 11.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Bronco	$	$
Proceeds to the Selling Stockholder	$	$

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover any overallotments.

Delivery of the shares of common stock will be made on or about             , 2006.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Jefferies & Company	Johnson Rice & Company L.L.C.

The date of this Prospectus is                     , 2006.

[Photo of rig in Oklahoma]

You may rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer to sell is not permitted. The information appearing in this prospectus is current, accurate and complete in all material respects as of the date on the front cover of this prospectus, but our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide whether to invest in our common stock. Unless otherwise indicated in this prospectus or the context otherwise requires, all references in this prospectus to “Bronco,” the “Company,” “us,” “our” or “we” are to Bronco Drilling Company, Inc. and our predecessor company, Bronco Drilling Company, L.L.C., and their respective subsidiaries.

BRONCO DRILLING COMPANY

Overview

We provide contract land drilling services to oil and natural gas exploration and production companies. We currently own a fleet of 64 land drilling rigs, of which 40 are currently operating, four are in the process of being refurbished and 20 are held in inventory. We expect to put all four of the rigs currently being refurbished into service by the end of the second quarter of 2006. We plan on refurbishing six additional rigs from our current inventory during 2006 at estimated costs (including drill pipe) ranging from $5.7 million to $6.5 million per rig. We continue to focus our refurbishment program on our more powerful rigs, generally with 1,000 to 2,000 horsepower, which are capable of drilling to depths between 15,000 and 25,000 feet. We also own a fleet of 53 trucks used to transport our rigs.

We commenced operations in 2001 with the purchase of one stacked 650-horsepower rig that we refurbished and deployed. We subsequently made selective acquisitions of both operational and inventoried rigs, as well as ancillary equipment. Our most recent acquisition was completed in January 2006 when we purchased six land drilling rigs and certain other assets, including heavy haul trucks and excess equipment, from Big A Drilling Company, L.C. for $16.3 million in cash and 72,571 shares of our common stock. See “—Recent Developments” below for additional information regarding this acquisition. In October 2005, we purchased 12 land drilling rigs from Eagle Drilling, L.L.C. for approximately $50.0 million, and 13 land drilling rigs from Thomas Drilling Co. for approximately $68.0 million. These transactions not only increased the size of our rig fleet, but also expanded our operations to the Barnett Shale trend in North Texas and Palo Duro Basin in West Texas. In July 2005, we completed a transaction with Strata Drilling, L.L.C. and Strata Property, L.L.C. in which we acquired, among other assets, three land drilling rigs and a 16 acre storage and refurbishment yard for $20.0 million.

Our management team has significant experience not only with acquiring rigs, but also with refurbishing and deploying inventoried rigs. We have successfully refurbished and brought into operation ten of the 22 inventoried drilling rigs we acquired in August 2003. These rigs were refurbished on schedule and for a total cost that was within ten percent of the amount budgeted. Upon completion of refurbishment, the rigs either met or exceeded our operating expectations. In addition, we have a 41,000 square foot machine shop in Oklahoma City which allows us to refurbish and repair our rigs and equipment in-house. This facility, which complements our four rig refurbishment yards, significantly reduces our reliance on outside machine shops and the attendant risk of third-party delays in our rig refurbishment program.

We currently operate in Oklahoma, Kansas, the Barnett Shale and Cotton Valley trends and Palo Duro Basin in Texas, the Williston Basin in North Dakota and the Piceance Basin in Colorado. A majority of the wells we have drilled for our customers have been drilled in search of natural gas reserves. Natural gas is often found in deep and complex geologic formations that generally require higher horsepower, premium rigs and experienced crews to reach targeted depths. Our current fleet of 64 rigs includes 31 rigs ranging from 950 to 2,500 horsepower. Accordingly, such rigs can, or in the case of inventoried rigs upon refurbishment will be able to, reach the depths required to explore for deep natural gas reserves. Our higher horsepower rigs can also drill horizontal wells, which are increasing as a percentage of total wells drilled in North America. We believe our premium rig fleet, rig inventory and experienced crews position us to benefit from the strong natural gas drilling activity in our core operating area.

Recent Developments

On January 18, 2006, we completed the acquisition of six land drilling rigs and certain other assets, including heavy haul trucks and excess rig equipment and inventory, from Big A Drilling. The purchase price for the assets consisted of $16.3 million in cash and 72,571 shares of our common stock. At closing, we also entered into a lease agreement with an affiliate of Big A Drilling under which we leased a rig refurbishment yard located in Woodward, Oklahoma. The lease has an initial term of six months, and we have the option to extend the initial term for a period of three years following the expiration of the initial term. We have the option to purchase the leased premises at any time during the term of the lease for $200,000. Three of the rigs in the Big A Drilling acquisition are operating in Oklahoma, two are operating in Kansas and one is operating in West Texas. For additional information regarding this transaction, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—General” and “—Our Fleet of Drilling Rigs.”

On January 13, 2006, we entered into a $150.0 million revolving credit facility with Fortis Capital Corp., as administrative agent, lead arranger and sole bookrunner, and a syndicate of lenders, which include The Royal Bank of Scotland plc, The CIT Group/Business Credit, Inc., Calyon Corporate and Investment Bank, Merrill Lynch Capital, Comerica Bank and Caterpillar Financial Services Corporation. The revolving credit facility matures on January 13, 2009. Loans under the revolving credit facility bear interest at LIBOR plus a margin that can range from 2.0% to 3.0% or, at our option, the prime rate plus a margin that can range from 1.0% to 2.0%, depending on the ratio of our outstanding senior debt to adjusted EBITDA. Our outstanding borrowings under this revolving credit facility of $57.0 million as of January 30, 2006 were used to fund a portion of the Big A Drilling acquisition, and to repay in full borrowings under our term loan with Merrill Lynch Capital and our revolving line of credit with International Bank of Commerce.

Our Industry

We believe that the following trends in our industry should benefit our operations:

•	Need for increased natural gas drilling activity as U.S. demand growth outpaces U.S. supply growth. From 1994 to 2003, demand for natural gas in the United States grew at an annual rate of 0.6% while the U.S. domestic supply grew at an annual rate of 0.2%. The Energy Information Administration, or EIA, recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 17% in 2004, a gap that the EIA forecasts will expand to 24% in 2010.

Source:  EIA.

•	Increased decline rates in natural gas basins in the U.S. As the chart above shows, even though the number of U.S. natural gas wells drilled has increased significantly, a corresponding increase in production has not been realized. We believe that a significant reason for the limited supply response, even as drilling activities have increased, is the accelerating decline rates of production from new natural gas wells drilled. A study published by the National Petroleum Council in September 2003 concluded, from analysis of production data over the preceding ten years, that as a result of domestic natural gas decline rates of 25% to 30% per year, 80% of natural gas production in ten years will be from wells that have not yet been drilled. We believe that this tends to support a sustained higher natural gas price environment, which should create incentives for oil and natural gas exploration and production companies to increase drilling activities in the U.S.

•	Trend towards drilling and developing unconventional natural gas resources. As a result of improvements in extraction technologies along with general increases in natural gas prices, oil and natural gas companies increasingly are exploring for and developing “unconventional” natural gas resources, such as natural gas from tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing and requires that more wells be drilled. It also requires higher horsepower rigs for techniques such as horizontal drilling.

•	High natural gas prices. While U.S. natural gas prices are volatile, 2005 marked the third consecutive year of increases in the yearly average NYMEX near month natural gas contract prices, as shown on the chart below. We believe that high natural gas prices in the U.S., if sustained, should result in more exploration and development drilling activity, and thus higher utilization and dayrates for drilling companies like us.

Source:  Bloomberg.

•	Increases in dayrates and operating margins for land drilling. The increase in the price of natural gas, coupled with accelerating decline rates and an increase in the number of natural gas wells being drilled, have resulted in increases in rig utilization, and consequently improved dayrates and cash margins.

Our Strengths

Our competitive strengths include:

•	Premium rig fleet. We currently operate a fleet of 40 rigs, 18 of which have been refurbished since August 2003. Natural gas reserves are often found in deep and complex geological formations that require higher horsepower or premium rigs to drill. In addition, the recovery of unconventional natural gas resources often involves horizontal drilling techniques that also require premium rigs with approximately 1,000 or more horsepower. We believe that our operating history and high-quality rig fleet position us to benefit from this type of drilling activity.

•	Inventory of drilling rigs and ancillary equipment. In addition to our four rigs currently being refurbished, our 20 drilling rigs held in inventory for refurbishment will allow us to add capacity in response to the currently strong land drilling market. We also have an inventory of excess drawworks, hooks, blow-out preventors and other rig-related equipment. Our inventoried rigs as well as many of the parts we have in inventory would have long delivery lead times if ordered new.

•	Ability to refurbish inventoried rigs. Our management team has demonstrated the ability to refurbish rigs from our inventory. Since our acquisition of 22 inventoried drilling rigs in August 2003, we have successfully refurbished and placed into service ten of those rigs at costs ranging from $2.2 million to $6.6 million per rig. Through the efforts of our management team and experienced yard labor crews, these rigs were refurbished on schedule and for a total cost that was within ten percent of the amount budgeted. We are currently refurbishing four additional rigs, all of which range from 800 to 1,400 horsepower. We expect to put all four of the rigs currently being refurbished into service by the end of the second quarter of 2006. In connection with each of the Thomas and Big A Drilling acquisitions, we leased an additional refurbishment yard for a six month term, with the right to extend the term for an additional three years. We also obtained options to purchase both of these yards at any time during the term for $175,000 and $200,000, respectively.

•	Ability to attract and retain qualified rig crews. We believe that our premium rig fleet and experienced management team allow us to successfully attract and retain qualified rig crews relative to some larger, more diversified land drilling companies. As a result, we believe we have been able to refurbish rigs from our inventory and put them into operation without sacrificing our operating quality.

Our Challenges

We face a number of challenges in capitalizing on our strengths and implementing our strategies. For example:

•	We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

•	A material reduction in the levels of exploration and development activities or an increase in the number of rigs mobilized to our market areas could decrease our dayrates and utilization rates.

•	Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and use those and the other rigs in our fleet at profitable levels.

•	We operate in a highly competitive, fragmented industry in which price competition is intense.

For further discussion of these and other challenges we face, see “Risk Factors” beginning on page 11.

Our Strategy

Our strategy is to continue to expand our contract land drilling services. Specifically, we intend to:

•	Refurbish and deploy rigs from our inventory. We intend to continue the refurbishment and deployment of our inventoried rigs. We expect to put all four of the rigs currently being refurbished into service by the end of the second quarter of 2006. We plan on refurbishing six additional rigs from our current inventory during 2006, at estimated costs (including drill pipe) ranging from $5.7 million to $6.5 million per rig. We continue to focus our refurbishment program on our higher horsepower rigs. As a result of the Thomas and Big A Drilling acquisitions, we added the use of two additional rig refurbishment yards, bringing the total number of yards in use for refurbishment to five. We recently hired additional experienced refurbishing crews, which we believe will complement the experienced crews we currently have in place. Our five rig-up supervisors have an average of 31 years of experience in the drilling industry. Following our Big A Drilling acquisition, the management team members and crews from Big A Drilling joined our team.

•	Expand our rig fleet and geographic focus. We intend to continue to expand our rig fleet and geographic areas of operation by making selected acquisitions and mobilizing rigs to other regions. We are currently operating in Oklahoma, Kansas, the Barnett Shale and Cotton Valley trends and Palo Duro Basin in Texas, the Williston Basin in North Dakota and the Piceance Basin in Colorado. We began operations in the Barnett Shale with seven rigs through our Eagle and Thomas acquisitions. Our Big A Drilling acquisition added three operating rigs in Oklahoma, two in Kansas and one in West Texas. We regularly evaluate potential acquisitions of rigs and ancillary operations in both our existing and new regions.

•	Maintain a balanced portfolio of spot and term contracts. We plan on managing our rig fleet as a portfolio, committing some of our rigs to longer-term contracts that meet our targeted returns on invested capital, and leveraging spot market rates with other rigs. As we expand our geographic focus, we initially plan on favoring longer-term contracts in our new markets until we gain operating maturity in those markets.

•	Maintain a conservative capital structure and disciplined approach to capital spending. We believe that our post-offering balance sheet will allow us to pursue opportunities to grow our business. We will continue to evaluate investment opportunities, including potential acquisitions and additional rig refurbishments, that meet our targeted returns on invested capital.

Our Equity Sponsor

We were formed by affiliates of Wexford Capital LLC (“Wexford”) in June 2001. Wexford is a Greenwich, Connecticut based SEC registered investment advisor with approximately $4.0 billion under management as of September 30, 2005. Wexford has made private equity investments in many different sectors with particular expertise in the energy and natural resources sector. Prior to this offering, Wexford beneficially owned approximately 56.3% of our outstanding common stock through Bronco Drilling Holdings, L.L.C., an entity controlled by Wexford. Upon completion of the offering, Wexford, as the selling stockholder, will beneficially own approximately 47.3% of our common stock (approximately 45.5% if the overallotment option is exercised in full) through Bronco Drilling Holdings.

Our Offices

Our principal executive offices are located at 14313 North May Avenue, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 242-4444. Our website address is www.broncodrill.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered by Bronco	1,700,000 shares

Common stock offered by Wexford	1,300,000 shares

Common stock to be outstanding after this offering	24,937,939 shares

Use of proceeds	We intend to use the net proceeds from our sale of shares of common stock in this offering to repay outstanding borrowings under our revolving credit facility which we incurred to fund a portion of the Big A Drilling acquisition and to repay in full borrowings under our term loan with Merrill Lynch Capital and our revolving line of credit with International Bank of Commerce. For additional information regarding our borrowings, see “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

The Nasdaq National Market symbol	“BRNC”

Risk factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors.”

Except as otherwise indicated, all information contained in this prospectus:

•	assumes the underwriters do not exercise their overallotment option; and

•	excludes 654,500 shares of our common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $19.55 per share.

Summary Historical and Pro Forma Financial Data

The following table sets forth our summary historical and pro forma financial data as of and for each of the years and interim periods indicated. The summary historical financial data are derived from our historical audited consolidated financial statements for the years indicated and from our historical unaudited consolidated financial statements for the interim periods indicated. The interim unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year 2005. The summary unaudited pro forma financial data for the year ended December 31, 2004 and the nine months ended September 30, 2005 give effect to certain events identified in the Bronco Drilling Company, Inc. Unaudited Pro Forma Combined Consolidated Financial Statements appearing elsewhere in this prospectus, including our acquisition of Strata Drilling, L.L.C. and Strata Property, L.L.C. in July 2005, our acquisition of Thomas Drilling Co. in October 2005, our acquisition of Eagle Drilling, L.L.C. and its affiliates in October 2005 as if such acquisitions had occurred on January 1, 2004, but not our recently completed acquisitions of Hays Trucking, Inc., which was not a financially significant acquisition, and Big A Drilling, for which audited financial statements are not currently available. The summary unaudited pro forma financial data are based on certain assumptions and adjustments and do not purport to reflect what our actual results of operations would have been had such acquisitions in fact occurred on January 1, 2004, nor are they necessarily indicative of the results of operations that we may achieve in the future. You should review this information together with the Bronco Drilling Company, Inc. Unaudited Pro Forma Combined Consolidated Financial Statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and related notes included elsewhere in this prospectus.

	Pro Forma Nine Months Ended September 30,	Nine Months Ended September 30,		Pro Forma Year Ended December 31,	Year Ended December 31,
	2005	2005	2004	2004	2004	2003	2002
		(Unaudited)

	(In thousands, except per share amounts)
Consolidated Statements of Operations Information:
Contract drilling revenues	$76,922	$38,875	$13,198	$47,960	$21,873	$12,533	$3,115
Costs and expenses:
Contract drilling	46,181	23,880	11,272	29,396	18,670	10,537	3,239
Depreciation	12,650	4,854	2,593	10,787	3,695	1,985	1,122
General and administrative	14,237	6,767	1,124	12,944	1,714	1,226	676

Total operating costs and expenses	73,068	35,501	14,989	53,127	24,079	13,748	5,037

Income (loss) from operations	3,854	3,374	(1,791)	(5,167)	(2,206)	(1,215)	(1,922)

Other income (expense):
Interest expense	(652)	(652)	(126)	(292)	(285)	(21)	—
Loss from early extinguishment of debt	(993)	(993)	—	—	—	—	—
Interest income	233	203	6	29	10	3	5
Other income	950	41	11	155	—	—	—
Gain on sale of assets	—	—	—	251	—	—	—

Total other income (expense)	(462)	(1,401)	(109)	143	(275)	(18)	5

Income (loss) before income taxes	3,392	1,973	(1,900)	(5,024)	(2,481)	(1,233)	(1,917)
Deferred tax expense (benefit)	1,279	3,688	(164)	(1,894)	285	317	—

Net income (loss)	$2,113	$(1,715)	$(1,736)	$(3,130)	$(2,766)	$(1,550)	$(1,917)

Loss per common share—Basic		$(0.12)

Loss per common share—Diluted		$(0.12)

Weighted average number of shares outstanding—Basic		14,330

Weighted average number of shares outstanding—Diluted		14,346

Pro Forma C Corporation Data: (1)
Historical income (loss) from operations before income taxes		$1,973	$(1,900)		$(2,481)	$(1,233)	$(1,917)
Pro forma provision (benefit) for income taxes attributable to operations		744	(716)		(936)	(465)	(723)

Pro forma income (loss) from operations		$1,229	$(1,184)		$(1,545)	$(768)	$(1,194)

Pro forma income (loss) per common share—basic and diluted	$0.11	$0.09	$(0.09)	$(0.17)	$(0.12)	$(0.06)	$(0.09)
Weighted average pro forma shares outstanding—basic	19,169	14,330	13,360	18,199	13,360	13,360	13,360
Weighted average pro forma shares outstanding—diluted	19,185	14,346	13,360	18,199	13,360	13,360	13,360
Other Financial Data:
Calculation of EBITDA:
Net income (loss)	$2,113	$(1,715)	$(1,736)	$(3,130)	$(2,766)	$(1,550)	$(1,917)
Interest expense	652	652	126	292	285	21	—
Deferred tax expense (benefit)	1,279	3,688	(164)	(1,894)	285	317	—
Depreciation	12,650	4,854	2,593	10,787	3,695	1,985	1,122

EBITDA (2)	$16,738	$7,479	$819	$6,055	$1,499	$773	$(795)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)
	(In thousands)
Consolidated Cash Flow Information:
Net cash provided (used) by:
Operating activities	$4,584	$575	$2,364	$(1,914)	$(890)
Investing activities (3)	(46,219)	(14,361)	(19,511)	(4,846)	(12,879)
Financing activities	116,349	14,030	16,623	7,798	14,103

	Pro Forma Nine Months Ended September 30,	At September 30,		At December 31,
	2005	2005	2004	2004	2003	2002
	(Unaudited)

	(In thousands)
Consolidated Balance Sheet Information:
Total current assets	$113,299	$94,140	$8,957	$8,118	$5,682	$1,495
Total assets	368,951	231,792	86,888	90,143	71,920	15,629
Total debt	52,216	52,216	15,850	18,100	4,300	—
Total liabilities	86,761	86,761	35,242	39,340	21,218	620
Total members’ equity	—	—	51,646	50,803	50,702	15,009
Total stockholders’ equity	282,190	145,031	—	—	—	—

(1)	Prior to the completion of our initial public offering in August 2005, we merged with Bronco Drilling Company, L.L.C., our predecessor company. Bronco Drilling Company, L.L.C. was a limited liability company treated as a partnership for federal income tax purposes. As a result, essentially all of its taxable earnings and losses were passed through to its members, and it did not pay federal income taxes at the entity level. Historical income taxes consist mainly of deferred income taxes on a taxable subsidiary, Elk Hill Drilling, Inc. Since we are a C corporation, for comparative purposes we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods prior to the merger.

(2)	EBITDA is a non-generally accepted accounting principles (“GAAP”) financial measure equal to net income (loss), the most directly comparable GAAP financial measure, plus interest expense, deferred tax expense (benefit) and depreciation. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. EBITDA eliminates the uneven effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

(3)	In August 2003, we acquired 22 drilling rigs and drilling rig structures and components for an aggregate of $49.0 million. These transactions were funded directly by our equity holders. Accordingly, they have been accounted for as acquisitions by our equity holders followed by their contribution to us of the acquired assets. As a result, net cash used in investing activities for 2003 does not include the $33.5 million cash portion of the acquisition cost. See Note B to our consolidated financial statements appearing elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before deciding to invest in our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry

We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

We derive all our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. Any prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and natural gas prices or otherwise, can adversely impact us in many ways by negatively affecting:

•	our revenues, cash flows and profitability;

•	our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

•	our ability to retain skilled rig personnel whom we would need in the event of an upturn in the demand for our services; and

•	the fair market value of our rig fleet.

Worldwide political, economic and military events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Depending on the market prices of oil and natural gas, oil and natural gas exploration and production companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

•	the cost of exploring for, producing and delivering oil and natural gas;

•	the discovery rate of new oil and natural gas reserves;

•	the rate of decline of existing and new oil and natural gas reserves;

•	available pipeline and other oil and natural gas transportation capacity;

•	the ability of oil and natural gas companies to raise capital;

•	actions by OPEC, the Organization of Petroleum Exporting Countries;

•	political instability in the Middle East and other major oil and natural gas producing regions;

•	economic conditions in the United States and elsewhere;

•	governmental regulations, both domestic and foreign;

•	domestic and foreign tax policy;

•	weather conditions in the United States and elsewhere;

•	the pace adopted by foreign governments for the exploration, development and production of their national reserves;

•	the price of foreign imports of oil and natural gas; and

•	the overall supply and demand for oil and natural gas.

Risks Relating to Our Business

Our acquisition strategy exposes us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we have pursued and intend to continue to pursue selected acquisitions of complementary assets and businesses. In May 2002, we purchased seven drilling rigs, associated spare parts and equipment, drill pipe, haul trucks and vehicles. In August 2003, we acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, can be used to assemble 22 drilling rigs. In July 2005, we acquired three additional rigs and related inventory, equipment, components and rig yard. On October 3, 2005, we acquired five operating rigs, seven inventoried rigs and rig equipment and parts. On October 14, 2005, we acquired nine operating rigs, two rigs undergoing refurbishment, two inventoried rigs and rig equipment and parts. On January 18, 2006, we acquired six operating land drilling rigs and certain other assets, including heavy haul trucks and excess rig equipment. Acquisitions, including those described above, involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including but not limited to environmental liabilities;

•	difficulty in integrating the operations and assets of the acquired business and the acquired personnel and distinct cultures;

•	our ability to properly access and maintain an effective internal control environment over an acquired company, in order to comply with the recently adopted public reporting requirements;

•	potential loss of key employees and customers of the acquired companies;

•	risk of entering markets in which we have limited prior experience; and

•	an increase in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

In addition, we may not have sufficient capital resources to complete additional acquisitions. Historically, we have funded the acquisition of rigs and the refurbishment of our rig fleet through a combination of debt and equity financing. We may incur substantial additional indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Increases in the supply of rigs could decrease dayrates and utilization rates.

Any increase in the supply of land rigs, whether through new construction or refurbishment, could decrease dayrates and utilization rates, which would adversely affect our revenues and profitability. In addition, such adverse affect on our revenue and profitability caused by such increased competition and lower dayrates and utilization rates could be further aggravated by any downturn in oil and natural gas prices.

A material reduction in the levels of exploration and development activities in Oklahoma or Texas or an increase in the number of rigs mobilized to Oklahoma or Texas could negatively impact our dayrates and utilization rates.

We currently conduct a substantial portion of our operations in Oklahoma and Texas. A material reduction in the levels of exploration and development activities in Oklahoma or Texas due to a variety of oil and natural gas industry risks described above or an increase in the number of rigs mobilized to Oklahoma or Texas could negatively impact our dayrates and utilization rates, which could adversely affect our revenues and profitability.

Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and use those and the other rigs in our fleet at profitable levels.

We expect to put all four of the rigs currently being refurbished into service by the end of the second quarter of 2006. We plan on refurbishing six additional rigs from our current inventory during 2006, at estimated costs (including drill pipe) ranging from $5.7 million to $6.5 million per rig. Our revenues and profitability could be negatively impacted if we are unable to successfully complete the refurbishment of our inventoried rigs on schedule and within budget and operate those and the other rigs in our fleet at profitable levels. Our refurbishment projects are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could negatively impact our anticipated contract commitments with respect to rigs being refurbished, while significant cost overruns or delays in general could adversely affect our financial condition and results of operations. Moreover, customer demand for rigs currently being refurbished may not be as strong as we presently anticipate, and our inability to obtain contracts on anticipated terms or at all may negatively impact our revenues and profitability.

We have a history of losses and may experience losses in the future.

We have a history of losses. We incurred net losses of $1.7 million, $2.8 million, $1.6 million and $1.9 million for the nine months ended September 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, respectively. Our profitability in the future will depend on many factors, but largely on utilization rates and dayrates for our drilling rigs. Our current utilization rates and dayrates may decline and we may experience losses in the future.

We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability.

We operate in a highly competitive, fragmented industry in which price competition could reduce our profitability. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

The drilling contracts we compete for are usually awarded on the basis of competitive bids or direct negotiations with customers. We believe pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

•	the type and condition of each of the competing drilling rigs;

•	the mobility and efficiency of the rigs;

•	the quality of service and experience of the rig crews;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment and experience of our rig crews to differentiate us from our competitors. This strategy is less effective as lower demand for drilling services or an oversupply of rigs usually results in increased price competition and makes it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete, an oversupply of rigs can cause greater price competition which can, in turn, reduce our profitability.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and reduce profitability.

We face competition from many competitors with greater resources which may make it more difficult for us to compete which can reduce our dayrates and utilization rates.

Many of our competitors have greater financial, technical and other resources than we do which may make it more difficult for us to compete which can reduce our dayrates and utilization rates. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

We are subject to unexpected cost overruns on our footage contracts and, to the extent we enter into such arrangements, turnkey contracts, which could negatively impact our profitability.

For the nine months ended September 30, 2005 and for the year ended December 31, 2004, 5% and 13%, respectively of our total revenues was derived from footage contracts. Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts as compared to daywork contracts. The risks to us on a footage contract are greater because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors’ services, supplies, cost escalation and personnel. The occurrence of uninsured or under-insured losses or operating cost overruns on our footage jobs could have a negative impact on our profitability. Similar to our footage contracts, under turnkey contacts drilling companies assume most of the risks associated with drilling operations that the operator generally assumes under a daywork contract. Although we historically have not entered into turnkey contracts, if we were to enter into a turnkey contract or acquire such a contract in connection with future acquisitions, the occurrence of uninsured or under-insured losses or operating cost overruns on such a job could negatively impact our profitability.

Our operations involve operating hazards, which if not insured or indemnified against, could adversely affect our results of operations and financial condition.

Our operations are subject to the many hazards inherent in the contract land drilling business, including the risks of:

•	blowouts;

•	fires and explosions;

•	loss of well control;

•	collapse of the borehole;

•	lost or stuck drill strings; and

•	damage or loss from natural disasters.

Any of these hazards can result in substantial liabilities or losses to us from, among other things:

•	suspension of drilling operations;

•	damage to, or destruction of, our property and equipment and that of others;

•	personal injury and loss of life;

•	damage to producing or potentially productive oil and natural gas formations through which we drill; and

•	environmental damage.

We seek to protect ourselves from some but not all operating hazards through insurance coverage. However, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Those risks include pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases maintain adequate insurance to support their indemnification obligations. Our insurance or indemnification arrangements may not adequately protect us against liability or loss from all the hazards of our operations. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may be unable to maintain adequate insurance in the future at rates we consider reasonable.

We face increased exposure to operating difficulties because we primarily focus on drilling for natural gas.

A majority of our drilling contracts are with exploration and production companies in search of natural gas. Drilling on land for natural gas generally occurs at deeper drilling depths than drilling for oil. Although deep-depth drilling exposes us to risks similar to risks encountered in shallow-depth drilling, the magnitude of the risk for deep-depth drilling is greater because of the higher costs and greater complexities involved in drilling deep wells. We generally enter into International Association of Drilling Contractors contracts that contain “day work” indemnification language that transfers responsibility for down hole exposures such as blowout and fire to the operator, leaving us responsible only for damage to our rig and our personnel. If we do not adequately insure the risk from blowouts or if our contractual indemnification rights are insufficient or unfulfilled, our profitability and other results of operation and our financial condition could be adversely affected in the event we encounter blowouts or other significant operating difficulties while drilling at deeper depths. If our primary focus shifts from drilling for customers in search of natural gas to drilling for customers in search of oil, the majority of our rig fleet would be disadvantaged in competing for new oil drilling projects as compared to competitors that primarily use shallower drilling depth rigs when drilling in search of oil.

Our operations are subject to various laws and governmental regulations that could restrict our future operations and increase our operating costs.

Many aspects of our operations are subject to various federal, state and local laws and governmental regulations, including laws and regulations governing:

•	environmental quality;

•	pollution control;

•	remediation of contamination;

•	preservation of natural resources; and

•	worker safety.

Our operations are subject to stringent federal, state and local laws and regulations governing the protection of the environment and human health and safety. Several such laws and regulations relate to the disposal of hazardous oilfield waste and restrict the types, quantities and concentrations of such regulated substances that can be released into the environment. Several such laws also require removal and remedial action and other cleanup under certain circumstances, commonly regardless of fault. Planning, implementation and maintenance of protective measures are required to prevent accidental discharges. Spills of oil, natural gas liquids, drilling fluids and other substances may subject us to penalties and cleanup requirements. Handling, storage and disposal of both hazardous and non-hazardous wastes are also subject to these regulatory requirements. In addition, our operations are often conducted in or near ecologically sensitive areas, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for accidental discharges of oil, natural gas, drilling fluids, contaminated water or other substances or for noncompliance with other aspects of applicable laws and regulations. Historically, we have not been required to obtain environmental or other permits prior to drilling a well. Instead, the operator of the oil and gas property has been obligated to obtain the necessary permits at its own expense.

The federal Clean Water Act, as amended by the Oil Pollution Act, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the Safe Drinking Water Act, the Occupational Safety and Health Act, or OSHA, and their state counterparts and similar statutes are the primary vehicles for imposition of such requirements and for civil, criminal and administrative penalties and other sanctions for violation of their requirements. The OSHA hazard communication standard, the Environmental Protection Agency “community right-to-know” regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and local citizens. In addition, CERCLA, also known as the “Superfund” law, and similar state statutes impose strict liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered responsible for the release or threatened release of hazardous substances into the environment. These persons include the current owner or operator of a facility where a release has occurred, the owner or operator of a facility at the time a release occurred, and companies that disposed of or arranged for the disposal of hazardous substances found at a particular site. This liability may be joint and several. Such liability, which may be imposed for the conduct of others and for conditions others have caused, includes the cost of removal and remedial action as well as damages to natural resources. Few defenses exist to the liability imposed by environmental laws and regulations. It is also not uncommon for third parties to file claims for personal injury and property damage caused by substances released into the environment.

Environmental laws and regulations are complex and subject to frequent changes. Failure to comply with governmental requirements or inadequate cooperation with governmental authorities could subject a responsible party to administrative, civil or criminal action. We may also be exposed to environmental or other liabilities originating from businesses and assets that we acquired from others. We are in substantial compliance with applicable environmental laws and regulations and, to date, such compliance has not materially affected our capital expenditures, earnings or competitive position. We do not expect to incur material capital expenditures in our next fiscal year in order to comply with current or reasonably anticipated environment control requirements. However, our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of regulatory noncompliance or contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

In addition, our business depends on the demand for land drilling services from the oil and natural gas industry and, therefore, is affected by tax, environmental and other laws relating to the oil and natural gas industry generally, by changes in those laws and by changes in related administrative regulations. It is possible that these laws and regulations may in the future add significantly to our operating costs or those of our customers or otherwise directly or indirectly affect our operations.

We rely on a few key employees whose absence or loss could disrupt our operations resulting in a loss of revenues.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of Frank Harrison, our Chief Executive Officer and President, Zachary Graves, our Chief Financial Officer, or Karl Benzer, our Chief Operating Officer, could disrupt our operations resulting in a loss of revenues. We do not have an employment contract with any of our executives, with the exception of Mr. Benzer, and our executives, with the exception of Mr. Benzer, are not restricted from competing with us if they cease to be employed by us. Additionally, as a practical matter, any employment agreement we may enter into will not assure the retention of our employees. In addition, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

We may be unable to attract and retain qualified, skilled employees necessary to operate our business.

Our success depends in large part on our ability to attract and retain skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business. We require skilled employees who can perform physically demanding work. Shortages of qualified personnel are occurring in our industry. As a result of the volatility of the oil and natural gas industry and the demanding nature of the work, potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain our current employees. If we are not able to increase our service rates to our customers to compensate for wage-rate increases, our profitability and other results of operations may be adversely affected.

Shortages in equipment and supplies could limit our drilling operations and jeopardize our relations with customers.

The materials and supplies we use in our drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. Shortages in equipment supplies could limit our drilling operations and jeopardize our relations with customers. We do not rely on a single source of supply for any of these items. From time to time there have been shortages of drilling equipment and supplies during periods of high demand which we believe could reoccur. Shortages could result in increased prices for drilling equipment or supplies that we may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in our obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could negatively impact our revenues and profitability.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2006. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our profitability could be affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be negatively affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could negatively impact our business, profitability and financial condition.

Risks Related to this Offering and Our Common Stock

Our largest stockholder is able to exercise significant influence over our company, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, Wexford will beneficially own approximately 47.3% of our common stock, or approximately 45.5% if the underwriters exercise their overallotment option in full. As a result, Wexford will continue to be able to exercise significant influence over matters requiring stockholder approval, including the election of directors, changes to our charter documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Wexford with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Wexford’s continued concentrated ownership may have the effect of delaying or preventing a change of control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We will incur increased costs as a result of being a public company.

As a result of becoming a public company in August 2005, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements and costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the NASD. Prior to the consummation of this offering, we were considered to be controlled by Wexford under The Nasdaq National Market rules, and as a result were eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. Because we will cease to be a controlled company within the meaning of these rules upon consummation of this offering, we will be required to comply with these provisions after the specified transition periods. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If the price of our common stock fluctuates significantly, your investment could lose value.

Prior to our initial public offering in August 2005, there had been no public market for our common stock. Although our common stock is now quoted on The Nasdaq National Market, we cannot assure you that an active public market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the public offering price. If an active public market for our common stock does not develop, the trading price and liquidity of our common stock will be materially and adversely affected. If there is a thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. The offering price may not be indicative of the trading price for our common stock after this offering. In addition, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

•	our quarterly operating results;

•	changes in our earnings estimates;

•	additions or departures of key personnel;

•	changes in the business, earnings estimates or market perceptions of our competitors;

•	changes in general market or economic conditions; and

•	announcements of legislative or regulatory change.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

The market price of our common stock could decline following sales of substantial amounts of our common stock in the public markets.

If a large number of shares of our common stock are sold in the open market after this offering, the trading price of our common stock could decrease. After this offering, we will have an aggregate of 74,062,061 shares of our common stock authorized but unissued and not reserved for specific purposes. In general, we may issue all of these shares without any approval by our stockholders. We may pursue acquisitions and may issue shares of our common stock in connection with these acquisitions.

Bronco Drilling Holdings, L.L.C., an entity controlled by Wexford, will own approximately 47.3% of our common stock after this offering (approximately 45.5% if the underwriters exercise their overallotment option in full). We have entered into a registration rights agreement with Bronco Drilling Holdings under which Bronco Drilling Holdings has three demand registration rights, as well as “piggyback” registration rights. Such sales by Bronco Drilling Holdings, sales by other securityholders or the perception that such sales might occur could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. See “Securities Eligible for Future Sale—Registration Rights” for further information regarding Bronco Drilling Holdings’ registration rights.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

Purchasers of our common stock in this offering will experience an immediate, substantial dilution of $20.42 per share of common stock (based on an assumed offering price of $31.02) because the price per share of common stock in this offering is substantially higher than the net tangible book value of each share of common stock outstanding immediately after this offering. Our net tangible book value as of September 30, 2005 on a pro forma basis after giving effect to the Thomas, Eagle and Big A Drilling acquisitions, this offering and the application of proceeds from such offering and borrowings under our new revolving credit facility and the application of the proceeds is approximately $264.3 million, or $10.60 per share of common stock. In addition, purchasers may experience further dilution from issuances of shares of our common stock in the future. See “Dilution.”

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult, including:

•	provisions regulating the ability of our stockholders to nominate directors for election or to bring matters for action at annual meetings of our stockholders;

•	limitations on the ability of our stockholders to call a special meeting and act by written consent;

•	the authorization given to our board of directors to issue and set the terms of preferred stock; and

•	limitations on the ability of our stockholders from removing our directors without cause.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities prohibit us from paying dividends and making other distributions. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will receive net proceeds of approximately $47.9 million from our sale of 1,700,000 shares of common stock in this offering, based on our assumed public offering price of $31.02 per share (the last sale price of our common stock as reported on The Nasdaq National Market on January 30, 2006) after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares by the selling stockholder.

We intend to use the net proceeds from this offering to repay outstanding borrowings under our revolving credit facility. We entered into our $150.0 million revolving credit facility with Fortis Capital Corp., as administrative agent, lead arranger and sole bookrunner, and a syndicate of lenders, on January 13, 2006. The revolving credit facility matures on January 13, 2009. Revolving loans under the revolving credit facility bear interest at LIBOR plus a margin that can range from 2.0% to 3.0% or, at our option, the prime rate plus a margin that can range from 1.0% to 2.0%, depending on the ratio of our outstanding senior debt to adjusted EBITDA. Our outstanding borrowings under this revolving credit facility were used to fund a portion of the Big A Drilling acquisition and to repay in full borrowings under our term loan with Merrill Lynch Capital and our revolving line of credit with International Bank of Commerce. At January 30, 2006, approximately $57.0 million was outstanding under the revolving credit facility. See “Liquidity and Capital Resources—Sources of Liquidity” for further information regarding the revolving credit facility.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on The Nasdaq National Market under the symbol “BRNC” since August 16, 2005. The following table sets forth for the indicated periods the high and low sale prices of our common stock as quoted on The Nasdaq National Market.

	High	Low
Year Ending December 31, 2005:
Third Quarter (since August 16, 2005)	$30.00	$18.00
Fourth Quarter	$29.10	$20.97

Year Ending December 31, 2006:
First Quarter (through January 30, 2006)	$31.25	$23.15

On January 30, 2006, the last reported sale price of our common stock on The Nasdaq National Market was $31.02, and we had approximately 1,700 beneficial holders of our common stock.

DIVIDEND POLICY

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities prohibit us from paying dividends and making other distributions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the Thomas, Eagle and Big A Drilling acquisitions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—General,” (2) the sale of 4,025,000 shares of common stock by us for $23.00 per share in our follow-on public offering which closed on November 2, 2005, our receipt of the approximately $87.5 million of net proceeds from such sale and the application of those net proceeds, and (3) borrowings under our new revolving credit facility and the application of the proceeds; and

•	on a pro forma as adjusted basis to give further effect to our sale of common stock in this offering at an assumed offering price of $31.02 per share (the last sale price of our common stock as reported on The Nasdaq National Market on January 30, 2006) and the application of the net proceeds from this sale as described under the caption “Use of Proceeds.”

You should read the information in this table in conjunction with the Bronco Drilling Company, Inc. Unaudited Pro Forma Combined Consolidated Financial Statements, “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2005
	Actual	Pro Forma(1)		Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$75,853	$36,999	(2)	$36,999

Total debt (including current maturities)	$52,216	$63,216	(2)	$13,540
Stockholders’ equity (deficit):
Common stock, par value $.01; 100,000,000 shares authorized and 19,140,368 shares issued and outstanding actual; 100,000,000 shares authorized and 23,237,939 shares issued and outstanding pro forma; 100,000,000 shares authorized and 24,937,939 shares issued and outstanding pro forma as adjusted	191	232		299
Additional paid-in capital	151,139	240,396		290,055
Accumulated deficit	(6,299)	(6,299)		(6,299)

Total stockholders’ equity	145,031	234,329		284,005

Total capitalization	$197,247	$297,545		$297,545

(1)

On October 3, 2005, we consummated the Eagle Drilling acquisition for a purchase price of approximately $50.0 million. The purchase price was partially funded by a $43.0 million term loan from Merrill Lynch Capital on September 19, 2005 and reflected in the Actual column in the above Capitalization table. The cash payment of $50.0 million is reflected in the Pro Forma column in the above Capitalization table as if the acquisition had occurred on September 30, 2005. On October 14, 2005, we consummated the Thomas Drilling acquisition for a purchase price of approximately $68.0 million. The purchase price was partially funded by borrowings of $50.0 million under the loan with Theta Investors, LLC, all of which was repaid from a portion of the net proceeds of $87.5 million from our follow-on public offering of common stock in October 2005. The cash payment of $68.0 million, borrowings of $50.0 million and repayment of those borrowing are reflected in the Pro Forma column in the above Capitalization table as if the acquisition, the borrowings and the follow-on offering had occurred on September 30, 2005. The effect of the Eagle and Thomas acquisitions is included in our Unaudited Pro Forma Combined Financial Statements appearing elsewhere in this prospectus. On January 18, 2006, we consummated the Big A Drilling acquisition for a purchase price consisting of $16.3 million in cash and 72,571 shares of our common stock valued at $25.01 per share, which is the closing price of the Company’s stock on December 16, 2005. The cash portion of the purchase price was funded by a portion of the borrowings of $57.0 million under our new revolving credit facility. As further described in footnote 2 to this Capitalization table, the remaining borrowings under our new revolving credit facility were used to repay in full our term loan from Merrill Lynch Capital and borrowings under our revolving line of credit with International Bank of Commerce. The cash payment and borrowings are reflected in our Pro Forma column in the above Capitalization table as if the acquisition and the borrowings had occurred on September 30, 2005.

(2)	On January 13, 2006, we entered into a $150.0 million revolving credit facility with Fortis Capital Corp., as administrative agent, lead arranger and sole bookrunner, and a syndicate of lenders. Administrative fees and issue costs were approximately $1.4 million. The revolving credit facility matures on January 13, 2009. Borrowings of $57.0 million under this new revolving credit facility were used to fund a portion of the Big A Drilling acquisition and to repay in full borrowings in the amount of $43.6 million including interest under our term loan with Merrill Lynch Capital and borrowings in the amount of $3.0 million under our revolving line of credit with International Bank of Commerce. These borrowings and the application of the proceeds are reflected in the Pro Forma column in the above Capitalization table as if the borrowings and the application of the proceeds had occurred on September 30, 2005.

The number of shares of our common stock to be outstanding immediately after this offering excludes 654,000 shares of our common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $19.55 per share, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—General.”

DILUTION

Our reported net tangible book value as of September 30, 2005 was $214.6 million, or $9.24 per share of common stock, based upon 23,237,939 shares outstanding as of that date after giving pro forma effect to the Eagle, Thomas and Big A Drilling acquisitions, the sale of 4,025,000 shares of our common stock in our follow-on public offering in October 2005 and the application of the net proceeds from that offering and borrowings under our new revolving credit facility and the application of the proceeds. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of September 30, 2005 after giving pro forma effect to the Eagle, Thomas and Big A Drilling acquisitions, the sale of 4,025,000 shares of our common stock in our follow-on public offering in October 2005 and the application of the net proceeds from that offering and borrowings under our new revolving credit facility and the application of the proceeds. After giving additional effect to our sale of 1,700,000 shares of common stock in this offering at an assumed public offering price of $31.02 per share (the last sale price of our common stock as reported on The Nasdaq National Market on January 30, 2006) and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been $264.3 million, or $10.60 per share of common stock. This represents an immediate increase in the net tangible book value of $1.36 per share to our existing stockholders and an immediate dilution in the net tangible book value of $20.42 per share to new investors.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$31.02
Net tangible book value per share as of September 30, 2005	$9.24
Increase per share attributable to new investors	$1.36

Pro forma as adjusted net tangible book value per share after the offering		$10.60

Dilution per share in pro forma net tangible book value to new investors		$20.42

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected historical financial data as of and for each of the years and interim periods indicated. We derived the selected historical financial data as of and for each of the years ended 2004, 2003 and 2002 from our historical audited consolidated financial statements. We derived the selected historical financial data as of and for the year ended 2001 and the unaudited interim periods indicated from our historical unaudited consolidated financial statements. The interim unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year 2005. You should review this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated historical financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001 (1)
	(Unaudited)					(Unaudited)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Information:
Contract drilling revenues	$38,875	$13,198	$21,873	$12,533	$3,115	$592
Costs and expenses:
Contract drilling	23,880	11,272	18,670	10,537	3,239	711
Depreciation	4,854	2,593	3,695	1,985	1,122	145
General and administrative	6,767	1,124	1,714	1,226	676	174

Total operating costs and expenses	35,501	14,989	24,079	13,748	5,037	1,030

Income (loss) from operations	3,374	(1,791)	(2,206)	(1,215)	(1,922)	(438)

Other income (expense):
Interest expense	(652)	(126)	(285)	(21)	—	—
Loss from early extinguishment of debt	(993)	—	—	—	—	—
Interest income	203	6	10	3	5	2
Other	41	11	—	—	—	—

Total other income (expense)	(1,401)	(109)	(275)	(18)	5	2

Income (loss) before income taxes	1,973	(1,900)	(2,481)	(1,233)	(1,917)	(436)
Deferred tax expense (benefit)	3,688	(164)	285	317	—	—

Net income (loss)	$(1,715)	$(1,736)	$(2,766)	$(1,550)	$(1,917)	$(436)

Loss per common share—Basic	$(0.12)

Loss per common share—Diluted	$(0.12)

Weighted average number of shares outstanding—Basic	14,330

Weighted average number of shares outstanding—Diluted	14,346

Pro Forma C Corporation Data: (2)
Historical income (loss) from operations before income taxes	$1,973	$(1,900)	$(2,481)	$(1,233)	$(1,917)	$(436)
Pro forma provision (benefit) for income taxes	744	(716)	(936)	(465)	(723)	(165)

Pro forma income (loss) from operations	$1,229	$(1,184)	$(1,545)	$(768)	$(1,194)	$(271)

Pro forma income (loss) per common share—basic and diluted	$0.09	$(0.09)	$(0.12)	$(0.06)	$(0.09)	$(0.02)
Weighted average pro forma shares outstanding—basic	14,330	13,360	13,360	13,360	13,360	13,360
Weighted average pro forma shares outstanding—diluted	14,346	13,360	13,360	13,360	13,360	13,360

Other Financial Data:
Calculation of EBITDA:
Net income (loss)	$(1,715)	$(1,736)	$(2,766)	$(1,550)	$(1,917)	$(436)
Interest expense	652	126	285	21	—	—
Deferred tax expense (benefit)	3,688	(164)	285	317	—	—
Depreciation	4,854	2,593	3,695	1,985	1,122	145

EBITDA (3)	$7,479	$819	$1,499	$773	$(795)	$(291)

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001 (1)
	(Unaudited)					(Unaudited)
	(In thousands)
Consolidated Cash Flow Information:
Net cash provided (used) by:
Operating activities	$4,584	$575	$2,364	$(1,914)	$(890)	$(447)
Investing activities (4)	(46,219)	(14,361)	(19,511)	(4,846)	(12,879)	(2,522)
Financing activities	116,349	14,030	16,623	7,798	14,103	3,260

	At September 30,		At December 31,
	2005	2004	2004	2003	2002	2001
	(Unaudited)					(Unaudited)
	(In thousands)
Consolidated Balance Sheet Information:
Total current assets	$94,140	$8,957	$8,118	$5,682	$1,495	$608
Total assets	231,792	86,888	90,143	71,920	15,629	2,985
Total debt	52,216	15,850	18,100	4,300	—	—
Total liabilities	86,761	35,242	39,340	21,218	620	161
Total members’ equity	—	51,646	50,803	50,702	15,009	2,824
Total stockholders’ equity	145,031	—	—	—	—	—

(1)	We were formed in June 2001 and purchased one stacked 650-horsepower rig that we refurbished and deployed. We began drilling in September 2001, and our selected consolidated historical financial data for the year ended 2001 only reflects operating activity from that date.

(2)	Prior to the completion of our initial public offering in August 2005, we merged with Bronco Drilling Company, L.L.C., our predecessor company. Bronco Drilling, L.L.C. was a limited liability company treated as a partnership for federal income tax purposes. As a result, essentially all of its taxable earnings and losses were passed through to its members, and it did not pay federal income taxes at the entity level. Historical income taxes consist mainly of deferred income taxes on a taxable subsidiary, Elk Hill Drilling, Inc. Since we are a C corporation, for comparative purposes we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods prior to the merger.

(3)	EBITDA is a non-GAAP financial measure equal to net income (loss), the most directly comparable GAAP financial measure, plus interest expense, deferred tax expense (benefit) and depreciation. We have presented EBITDA because we use EBITDA as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider EBITDA to be an important indicator of the operational strength of our business. EBITDA eliminates the uneven effect of considerable amounts of non-cash depreciation and amortization. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that EBITDA provides useful information to our investors regarding our performance and overall results of operations. EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA measure presented in this prospectus may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

(4)	In August 2003, we acquired 22 drilling rigs and drilling rig structures and components for an aggregate of $49.0 million. These transactions were funded directly by our equity holders. Accordingly, they have been accounted for as acquisitions by our equity holders followed by their contribution to us of the acquired assets. As a result, net cash used in investing activities for 2003 does not include the $33.5 million cash portion of the acquisition cost. See Note B to our consolidated financial statements appearing elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Company Overview

We earn our contract drilling revenues by drilling oil and natural gas wells for our customers. A majority of our wells have been drilled in search of natural gas, which is the primary focus of our customers. We obtain our contracts for drilling oil and natural gas wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork or footage basis. We have not historically entered into turnkey contracts and do not intend to enter into them, subject to changes in market conditions, although it is possible that we may acquire such contracts in connection with future acquisitions. Contract terms we offer generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Although we are currently operating six of our rigs under agreements with two-year terms and six of our rigs under agreements with one-year terms, our contracts generally provide for the drilling of a single well and typically permit the customer to terminate on short notice.

A significant performance measurement in our industry is operating rig utilization. We compute operating rig utilization rates by dividing revenue days by total available days during a period. Total available days are the number of calendar days during the period that we have owned the operating rig. Revenue days for each operating rig are days when the rig is earning revenues under a contract, i.e. when the rig begins moving to the drilling location until the rig was released from the contract. On daywork contracts, during the mobilization period we typically earn a fixed amount of revenue based on the mobilization rate stated in the contract. We begin earning our contracted daywork rate when we begin drilling the well. Occasionally, in periods of increased demand, we will receive a percentage of the contracted dayrate during the mobilization period.

For the nine months ended September 30, 2005 and 2004 and years ended December 31, 2004, 2003 and 2002, our rig utilization rates, revenue days and average number of operating rigs were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
Utilization rates	94%	81%	81%	76%	58%
Revenue days	3,251	1,929	2,733	1,898	500
Average number of operating rigs	13	9	9	7	2

The annual increases in the number of revenue days in each of 2004, 2003 and 2002 and the period-to-period increase in the nine months ended September 30, 2005 as compared to the same period in 2004 are attributable to the increases in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions. Based on current market conditions, we anticipate continued growth in revenue days and stable utilization rates for 2006.

We devote substantial resources to maintaining, upgrading and expanding our rig fleet. During 2004, we completed the refurbishment of four rigs, which contributed to an increase in revenue days and utilization rates.

Since July 2005, we have acquired 34 rigs, of which 23 are operating, two are being refurbished and nine are held in inventory. We also completed the refurbishment of six rigs in 2005. We plan on refurbishing ten inventoried rigs during 2006.

Market Conditions in Our Industry

The United States contract land drilling services industry is highly cyclical. Volatility in oil and natural gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the dayrates we can charge for our rigs. The availability of financing sources, past trends in oil and natural gas prices and the outlook for future oil and natural gas prices strongly influence the number of wells oil and natural gas exploration and production companies decide to drill.

The following table depicts the prices for near month delivery contracts for crude oil and natural gas as traded on the NYMEX, as well as the most recent Baker Hughes domestic land rig count, on the dates indicated:

	At September 30, 2005	At December 31,
		2005	2004	2003
Crude oil (Bbl)	$66.24	$61.04	$43.45	$32.52
Natural gas (MMbtu)	$13.92	$11.23	$6.15	$6.19
U.S. land rig count	1,396	1,391	1,138	1,022

On January 27, 2006, the closing prices for near month delivery contracts for crude oil and natural gas as traded on the NYMEX were $67.76 per barrel and $8.40 per MMbtu, respectively. The Baker Hughes domestic land rig count as of January 27, 2006 was 1,415. Baker Hughes is a large oil field services firm that has issued the rotary rig counts as a service to the petroleum industry since 1944.

We believe capital spent on incremental natural gas production will be driven by an increase in hydrocarbon demand as well as shortages in supply of natural gas. The Energy Information Administration recently estimated that U.S. consumption of natural gas exceeded domestic production by 17% in 2004 and forecasts that U.S. consumption of natural gas will exceed U.S. domestic production by 24% in 2010. In addition, a study published by the National Petroleum Council in September 2003 concluded from drilling and production data over the preceding ten years that average “initial production rates from new wells have been sustained through the use of advanced technology; however, production declines from these initial rates have increased significantly; and recoverable volumes from new wells drilled in mature producing basins have declined over time.” The report went on to state that “without the benefit of new drilling, indigenous supplies have reached a point at which U.S. production declines by 25% to 30% each year” and predicted that in ten years eighty percent of gas production “will be from wells yet to be drilled.” We believe all of these factors tend to support a higher natural gas price environment, which should create strong incentives for oil and natural gas exploration and production companies to increase drilling activity in the U.S. Consequently, these factors may result in higher rig dayrates and rig utilization.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the notes to our consolidated financial statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The most critical accounting policies and estimates are described below.

Revenue and Cost Recognition—We earn our revenues by drilling oil and natural gas wells for our customers under daywork or footage contracts, which usually provide for the drilling of a single well. We recognize revenues on daywork contracts for the days completed based on the dayrate each contract specifies. Mobilization revenues and costs are deferred and recognized over the drilling days of the related drilling contract. Individual contracts are usually completed in less than 120 days. We follow the percentage-of- completion method of accounting for footage contract drilling arrangements. Under this method, drilling revenues and costs related to a well in progress are recognized proportionately over the time it takes to drill the well. Percentage of completion is determined based upon the amount of expenses incurred through the measurement date as compared to total estimated expenses to be incurred drilling the well. Mobilization costs are not included in costs incurred for percentage-of-completion calculations. Mobilization costs on footage contracts and daywork contracts are deferred and recognized over the days of actual drilling. Under the percentage-of- completion method, management estimates are relied upon in the determination of the total estimated expenses to be incurred drilling the well. When estimates of revenues and expenses indicate a loss on a contract, the total estimated loss is accrued.

Our management has determined that it is appropriate to use the percentage-of-completion method to recognize revenue on our footage contracts which is the predominant practice in the industry. Although our footage contracts do not have express terms that provide us with rights to receive payment for the work that we perform prior to drilling wells to the agreed upon depth, we use this method because, as provided in applicable accounting literature, we believe we achieve a continuous sale for our work-in-progress and we believe, under applicable state law, we ultimately could recover the fair value of our work-in-progress even in the event we were unable to drill to the agreed upon depth in breach of the applicable contract. However, ultimate recovery of that value, in the event we were unable to drill to the agreed upon depth in breach of the contract, would be subject to negotiations with the customer and the possibility of litigation.

We are entitled to receive payment under footage contracts when we deliver to our customer a well completed to the depth specified in the contract, unless the customer authorizes us to drill to a shallower depth. Since inception, we have completed all our footage contracts. Although our initial cost estimates for footage contracts do not include cost estimates for risks such as stuck drill pipe or loss of circulation, we believe that our experienced management team, our knowledge of geologic formations in our areas of operations, the condition of our drilling equipment and our experienced crews enable us to make reasonably dependable cost estimates and complete contracts according to our drilling plan. While we do bear the risk of loss for cost overruns and other events that are not specifically provided for in our initial cost estimates, our pricing of footage contracts takes such risks into consideration. When we encounter, during the course of our drilling operations, conditions unforeseen in the preparation of our original cost estimate, we immediately adjust our cost estimate for the additional costs to complete the contracts. If we anticipate a loss on a contract in progress at the end of a reporting period due to a change in our cost estimate, we immediately accrue the entire amount of the estimated loss, including all costs that are included in our revised estimated cost to complete that contract, in our consolidated statement of operations for that reporting period. During 2004, we experienced losses on two of the 11 footage contracts we completed, with aggregate losses of approximately $170,000. We are more likely to encounter losses on footage contracts in years in which revenue rates are lower for all types of contracts.

Revenues and costs during a reporting period could be affected by contracts in progress at the end of a reporting period which have not been completed before our financial statements for that period are released. We had no footage contracts in progress at December 31, 2004 or September 30, 2005. At September 30, 2005, our contract drilling in progress totaled $2.1 million, all of which relates to the revenue recognized but not yet billed on daywork contracts in progress at September 30, 2005.

We accrue estimated contract costs on footage contracts for each day of work completed based on our estimate of the total costs to complete the contract divided by our estimate of the number of days to complete the contract. Contract costs include labor, materials, supplies, repairs and maintenance, operating overhead allocations and allocations of depreciation and amortization expense. In addition, the occurrence of uninsured or under-insured losses or operating cost overruns on our footage contracts could have a material adverse effect on our financial position and results of operations. Therefore, our actual results could differ significantly if our cost estimates are later revised from our original estimates for contracts in progress at the end of a reporting period which were not completed prior to the release of our financial statements.

Accounts Receivable—We evaluate the creditworthiness of our customers based on their financial information, if available, information obtained from major industry suppliers, current prices of oil and natural gas and any past experience we have with the customer. Consequently, an adverse change in those factors could affect our estimate of our allowance for doubtful accounts. In some instances, we require new customers to establish escrow accounts or make prepayments. We typically invoice our customers at 30-day intervals during the performance of daywork contracts and upon completion of the daywork contract. Footage contracts are invoiced upon completion of the contract. Our typical contract provides for payment of invoices in 10 to 30 days. We generally do not extend payment terms beyond 30 days and have not extended payment terms beyond 60 days for any of our contracts in the last three years. Our allowance for doubtful accounts was $242,000 and $146,000 at September 30, 2005 and December 31, 2004, respectively. Any allowance established is subject to judgment and estimates made by management. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, our customer’s current ability to pay its obligation to us and the condition of the general economy and the industry as a whole. We write off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

If a customer defaults on its payment obligation to us under a footage contract, we would need to rely on applicable law to enforce our lien rights, because our footage contracts do not expressly grant to us a security interest in the work we have completed under the contract and we have no ownership rights in the work-in-progress or completed drilling work, except any rights arising under the applicable lien statute on foreclosure. If we were unable to drill to the agreed on depth in breach of the contract, we might also need to rely on equitable remedies outside of the contract, including quantum meruit, available in applicable courts to recover the fair value of our work-in-progress under a footage contract.

Asset Impairment and Depreciation—We assess the impairment of property and equipment whenever events or circumstances indicate that the carrying value may not be recoverable. Factors that we consider important and which could trigger an impairment review would be our customers’ financial condition and any significant negative industry or economic trends. More specifically, among other things, we consider our contract revenue rates, our rig utilization rates, cash flows from our drilling rigs, current oil and natural gas prices, industry analysts’ outlook for the industry and their view of our customers’ access to debt or equity and the trends in the price of used drilling equipment observed by our management. If a review of our drilling rigs indicates that our carrying value exceeds the estimated undiscounted future cash flows, we are required under applicable accounting standards to write down the drilling equipment to its fair market value. A one percent write-down in the cost of our drilling equipment, at September 30, 2005, would have resulted in a corresponding decrease in our net income of approximately $905,000 for the quarter ended September 30, 2005.

Our determination of the estimated useful lives of our depreciable assets, directly affects our determination of depreciation expense and deferred taxes. A decrease in the useful life of our drilling equipment would increase depreciation expense and reduce deferred taxes. We provide for depreciation of our drilling rigs, transportation and other equipment on a straight-line method over useful lives that we have estimated and that range from three to fifteen years after the rig was placed into service. We record the same depreciation expense whether an operating rig is idle or working. Depreciation is not recorded on an inventoried rig until placed in service. Our estimates of the useful lives of our drilling, transportation and other equipment are based on our experience in the drilling industry with similar equipment.

We capitalize interest cost as a component of drilling rigs refurbished for our own use. During the nine months ended September 30, 2005 and the year ended December 31, 2004, we capitalized approximately $1.0 million and $470,000 of interest incurred, respectively.

Deferred Taxes—We provide deferred taxes for net operating loss carryforwards and for the basis difference in our property and equipment between financial reporting and tax reporting purposes. For property and equipment, basis differences arise from differences in depreciation periods and methods and the value of assets acquired in a business acquisition where we acquire the stock in an entity rather than just its assets. For financial reporting purposes, we depreciate the various components of our drilling rigs and refurbishments over fifteen years, while federal income tax rules require that we depreciate drilling rigs and refurbishments over five years. Therefore, in the first five years of our ownership of a drilling rig, our tax depreciation exceeds our financial reporting depreciation, resulting in our providing deferred taxes on this depreciation difference. After five years, financial reporting depreciation exceeds tax depreciation, and the deferred tax liability begins to reverse.

Other Accounting Estimates—Our other accrued expenses as of September 30, 2005 and December 31, 2004 and 2003 included accruals of approximately $48,000, $94,000 and $0, respectively, for costs under our workers’ compensation insurance. We have a deductible of $100,000 per covered accident under our workers’ compensation insurance. Our insurance policy requires us to maintain a letter of credit to cover payments by us of that deductible. As of September 30, 2005, we had a $1.5 million letter of credit for which we have a deposit account in the amount of $1.5 million collateralizing the letter of credit. We accrue for these costs as claims are incurred based on cost estimates established for each claim by the insurance companies providing the administrative services for processing the claims, including an estimate for incurred but not reported claims, estimates for claims paid directly by us, our estimate of the administrative costs associated with these claims and our historical experience with these types of claims.

Interim Financial Statements—The financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in this prospectus have been prepared without audit, pursuant to the rules and regulations of the SEC. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. Such adjustments are considered to be of a normal recurring nature. Results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2005.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Contract Drilling Revenue.  For the nine months ended September 30, 2005, we reported contract drilling revenues of approximately $38.9 million, a 195% increase from revenues of $13.2 million for the same period in 2004. The increase is primarily due to an increase in dayrates, revenue days, utilization and average number of rigs working for the nine months ended September 30, 2005 as compared to the same period in 2004. Average dayrates for our drilling services increased $4,421, or 57%, to $12,129 for the nine months ended September 30, 2005 from $7,708 in the same period in 2004. Revenue days increased 68% to 3,251 days for the nine months ended September 30, 2005 from 1,929 days during the same period in 2004. Our utilization increased to 94% from 81%, and our average number of operating rigs increased to 13 from 9, or 46%, for the nine months ended September 30, 2005 as compared to the same period in 2004. The increase in the number of revenue days for the nine months ended September 30, 2005 as compared to the same period in 2004 is attributable to the increase in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions. Based on our plan to refurbish and deploy our inventoried rigs and current market conditions, we anticipate continued growth in revenue days and stable utilization rates for the balance of 2005.

Contract Drilling Expense.  Direct rig cost increased $13.5 million to $23.9 million for the nine months ended September 30, 2005 from $11.3 million for the same period in 2004. This 112% increase is primarily due to the increase in revenue days, the increase in average number of operating rigs in our fleet and the increase in rig utilization for the nine months ended September 30, 2005 as compared to the same period in 2004. As a percentage of contract drilling revenue, drilling expense decreased to 61% for the nine-month period ended September 30, 2005 from 85% for the same period in 2004 for the reasons discussed above.

Depreciation Expense.  Depreciation expense increased $2.3 million to $4.9 million for the nine months ended September 30, 2005 from $2.6 million for the same period in 2004. The increase is primarily due to the 75% increase in fixed assets, including the deployment of six additional rigs from our inventory and the Strata and Hays acquisitions, as well as incremental increases in ancillary equipment as compared to the same period in 2004.

General and Administrative Expense.  General and administrative expense increased $5.7 million, or 502%, to $6.8 million for the nine months ended September 30, 2005 from $1.1 million for the same period in 2004. This primarily resulted from a $4.5 million increase in payroll costs, a $199,000 increase in administrative reimbursement, an increase of bad debt expense of $96,000, an increase in stock compensation expense of $152,000, and lease expense and professional fee increases of $84,000 and $322,000, respectively. The increase in payroll costs to $5.1 million for the nine months ended September 30, 2005 from $627,000 for the same period in 2004 is primarily due to payments made by Bronco Drilling Holdings, L.L.C. to our former President and Chief Operating Officer, Steve Hale, following successful completion of our initial public offering. Although we did not make the payment, we are required to account for these payments as a capital contribution to us in the amount of $4.0 million and compensation expense of $4.0 million. The remaining increase in payroll costs is due to our increased employee count and related wage increases during 2005. The increase in administrative reimbursement to $264,000 for the nine months ended September 20, 2005 from $65,000 for the same period in 2004 is due to the new administrative services agreement entered into with Gulfport and the increased level of services provided thereunder. The increase in lease expense to $126,000 for the nine months ended September 30, 2005 from $43,000 for the same period in 2004 is due to the lease of additional yards that were part of the Elk Hill acquisition. The increase in professional fees to $421,000 for the nine months ended September 30, 2005 from $99,000 for the same period in 2004 is due to an increase in audit and legal expense. The remaining increase in compensation expense is due to our increased employee count due both to organic growth and the Strata and Hays acquisitions as well as selected wage increases.

Interest Expense.  Interest expense increased $526,000 to $652,000 for the nine months ended September 30, 2005 from $126,000 for the same period in 2004. The increase is due to an increase in average debt outstanding. We also incurred $993,000 in expense related to the early extinguishment of debt associated with the payoff of our GECC facility. We capitalized $1.0 million of interest for the nine months ended September 30, 2005 compared to $350,000 for the same period in 2004 as part of our rig refurbishment program.

Deferred Tax Expense (Benefit).  We recorded a deferred tax expense of $3.7 million for the nine months ended September 30, 2005. This compares to a deferred tax benefit of $164,000 for the nine months ended September 30, 2004. This increase is due mainly to our conversion from a limited liability company to a taxable entity in August 2005 in connection with our initial public offering, which resulted in a liability and expense of approximately $4.4 million at the initial public offering. This is partially offset by the net operating loss that we recognized in the third quarter related to several non-recurring items which include the $4.0 million payment made to our former Chief Operating Officer and the $993,000 loss on early extinguishment of debt resulting from the payoff of our GECC facility.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Contract Drilling Revenue.  For the year ended December 31, 2004, we reported contract drilling revenues of $21.9 million, a 75% increase from revenues of $12.5 million during 2003. The increase is primarily due to an increase in dayrates, revenue days, utilization and average number of rigs working for the year ended December 31, 2004 as compared to 2003. Average dayrates for our drilling services increased $1,370, or 21%, to $7,919 for contracts completed in the year ended December 31, 2004 from $6,549 in 2003. Revenue days increased 44% to 2,733 days for the year ended December 31, 2004 from 1,898 days during 2003. Our average number of operating rigs increased to nine from seven, or 29%, for the year ended December 31, 2004 as compared to 2003. The increase in the number of revenue days in 2004 as compared to 2003 is attributable to the increase in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions.

Contract Drilling Expense.  Direct rig cost increased $8.1 million to $18.7 million for the year ended December 31, 2004 from $10.5 million in 2003. The 77% increase is primarily due to the increase in revenue days, average number of rigs in our fleet and rig utilization in 2004 as compared to 2003. As a percentage of contract drilling revenue, drilling expense increased to 85% in 2004 from 84% in 2003.

Depreciation Expense.  Depreciation expense increased $1.7 million to $3.7 million for the year ended December 31, 2004 from $2.0 million in 2003. The increase is primarily due to the 28% increase in fixed assets, including the deployment of four additional rigs during 2004, as well as incremental increases in ancillary equipment as compared to 2003.

General and Administrative Expense.  General and administrative expense increased $488,000, or 40%, to $1.7 million for the year ended December 31, 2004 from $1.2 million in 2003. This primarily resulted from a $303,000 increase in payroll costs and lease expense and professional fee increases of $75,000 and $77,000, respectively. The increase in payroll costs to $672,000 for the year ended December 31, 2004 from $369,000 in 2003 is due to our increased employee count and related wage increases during 2004. The increase in lease expense to $177,000 for the year ended December 31, 2004 from $102,000 in 2003 is due to the lease of additional yards that were part of the Elk Hill acquisition. The increase in professional fees to $80,000 for the year ended December 31, 2004 from $3,000 in 2003 is due to an increase in audit and legal expense.

Interest Expense.  Interest expense increased $263,000 to $285,000 for the year ended December 31, 2004 from $21,000 in 2003. The increase is due to an increase in average debt outstanding during 2004 under our credit facility with GECC that we entered into on December 26, 2003. We capitalized $470,000 of interest during 2004 as part of our rig refurbishment program.

Deferred Tax Expense.  Deferred tax expense decreased by $32,000, or 10%, to $285,000 for the year ended December 31, 2004 from $317,000 in 2003. The decrease in deferred tax expense is due to a reduction in income by our taxable subsidiary Elk Hill for the year ended December 31, 2004 as compared to 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Contract Drilling Revenue.  For the year ended December 31, 2003, we reported contract drilling revenues of $12.5 million compared to $3.1 million during 2002. The increase is primarily due to increases in revenue days, utilization and average number of rigs working for the year ended December 31, 2003 as compared to 2002. Revenue days increased to 1,898 days for the year ended December 31, 2003 from 500 days during 2002. Our utilization increased to 76% from 58%, and the average number of operating rigs increased to seven from two, for the year ended December 31, 2003 as compared to 2002. The increases in revenue days, utilization and average number of rigs working were partially offset by a decrease in average dayrates for our drilling services to $6,549 in the year ended December 31, 2003 from $6,974 in 2002. The increase in the number of revenue days in 2003 as compared to 2002 is attributable to the increases in the size of our operating rig fleet and improvements in our rig utilization rate due to improved market conditions.

Contract Drilling Expense.  Direct rig cost increased $7.3 million to $10.5 million for the year ended December 31, 2003 from $3.2 million in 2002. The increase is primarily due to the increase in revenue days, average number of rigs in our fleet and rig utilization in 2003 as compared to 2002. As a percentage of contract drilling revenue, contract drilling expense was 84% in 2003 and 104% in 2002. The decrease in contract drilling expense as a percentage of contract drilling revenue is due to an increase in revenue in 2003 as discussed above.

Depreciation Expense.  Depreciation expense increased $863,000 to $2.0 million for the year ended December 31, 2003 from $1.1 million in 2002. The increase is primarily due to the increase in fixed assets resulting from acquisitions, including an increase in the average number of operating rigs to seven for the year ended December 31, 2003 as compared to two for 2002.

General and Administrative Expense.  General and administrative expense increased $551,000, or 81%, to $1.2 million for the year ended December 31, 2003 from $676,000 in 2002. The increase resulted from increases in insurance, lease expense, payroll costs and professional fees. Insurance costs increased $318,000 due to increases in employees and insurable equipment during 2003. Lease expense and yard expense increased $56,000 and $50,000, respectively, due to the addition of a rig refurbishment yard and an equipment storage yard. In addition, administrative payroll costs and consulting fees increased by $40,000 and $20,000, respectively.

Interest Expense.  We reported interest expense of $21,000 for the year ended December 31, 2003. We recorded no interest expense in 2002 as we had no debt outstanding during that year.

Deferred Tax Expense.  Deferred tax expense was $317,000 for the year ended December 31, 2003. We had no such expense in 2002. The increase is due to taxable income attributable to Elk Hill, our taxable subsidiary acquired in August of 2003.

Liquidity and Capital Resources

Operating Activities.  Net cash provided by operating activities was $4.6 million for the nine months ended September 30, 2005 as compared to $575,000 for the same period in 2004 and $2.4 million for the year ended December 31, 2004 as compared to net cash used in operating activities of $1.9 million for 2003 and $890,000 for 2002. The change for the nine month period ended September 30, 2005 compared to the same period in 2004 was primarily attributable to a change in deferred income taxes of $3.9 million, a capital contribution from Wexford recorded as compensation expense of $4.0 million, and an increase in accrued expenses of $1.0 million. The $4.0 million represents payments made by Bronco Drilling Holdings, L.L.C. to our former President and Chief Operating Officer, Steve Hale, following successful completion of our initial public offering. Although we did not make the payment, we are required to account for these payments as a capital contribution to us in the amount of $4.0 million and compensation expense of $4.0 million. These were offset by an increase in our accounts receivable of approximately $6.6 million. The change in deferred taxes was the result of our conversion from a limited liability company to a taxable entity in August 2005. The change in accrued expenses, accounts payable, and accounts receivable can be attributed to the increase in the number of rigs in service and in refurbishment, as well as an overall increase in business activity. The change from 2003 to 2004 was primarily attributable to placing refurbished drilling rigs acquired in 2003 in service. The increase in net cash used in operating activities for the year ended December 31, 2003 compared to 2002 was primarily a result of an increase in accounts receivable related to (a) the increased level of drilling activity from the full year of operations for the seven rigs acquired in May 2002 and (b) our acquisition of the 22 drilling rigs, one of which was placed in service in November 2003.

Investing Activities.  We use a significant portion of our cash flows from operations and financing activities for acquisitions and for the refurbishment of our rigs. We used cash for investing activities of $46.2 million for the nine months ended September 30, 2005 compared to approximately $14.4 million for the same period in 2004, and $19.5 million for the year ended December 31, 2004 compared to $4.8 million for 2003 and $12.9 million for 2002. We acquired seven drillings rigs in 2002 for $12.5 million. In August 2003, we acquired 22 drilling rigs and drilling rig structures and components for an aggregate of $49.0 million. These transactions were funded directly by our equity holders. Accordingly, they have been accounted for as acquisitions by our equity holders followed by their contribution to us of the acquired assets. As a result, net cash used in investing activities for 2003 does not include this $33.5 million. See Note B to our financial statements appearing elsewhere in this prospectus. Also in 2003, we refurbished one of our rigs at a cost of approximately $2.2 million. In 2004, we refurbished four drilling rigs at an aggregate cost of approximately $13.0 million. Of this $46.2 million, $14.1 million relates to acquisitions made in the third quarter of 2005 ($13.0 million for Strata Drilling, L.L.C., and Strata Property, L.L.C., and $1.1 million for Hays Trucking, LLC.), $27.2 million was used to refurbish drilling rigs and $1.5 million was placed in a restricted account as security for a letter of credit issued to our new workers’ compensation insurance carrier. For the nine months ended September 30, 2004, we used $13.6 million to refurbish our drilling rigs.

Financing Activities.  Our cash flows provided by financing activities were $116.3 million for the nine months ended September 30, 2005 compared to $14.0 million for the comparable period in 2004, and $16.6 million for the year ended December 31, 2004 compared to $7.8 million for 2003 and $14.1 million for 2002. Our net cash provided by financing activities for the nine months ended September 30, 2005 related to net proceeds of approximately $89.0 million from our initial public offering, borrowings of $43.0 million under our credit agreement with Merrill Lynch, borrowings of $18.0 million from Solitair LLC and Alpha Investors LLC, entities controlled by Wexford, borrowings of $7.5 million from GECC, and borrowings of $1.2 million from International Bank of Commerce, partially offset by principal payments on borrowings of $23.8 million to GECC, $18.0 million to Solitair LLC and Alpha Investors LLC, and capital contributions of $1.5 million from entities controlled by Wexford. For the nine months ended September 30, 2004, our net cash provided by financing activities related to $12.0 million borrowed under our credit facility with GECC, borrowings of $500,000 from International Bank of Commerce, principal payments on borrowings of $1.2 million to GECC, and capital contributions of $2.7 million from entities controlled by Wexford. Our financing activities for 2004 relate primarily to an additional $15.0 million borrowed under our credit facility with GECC, related periodic repayments under such credit facility and International Bank of Commerce and capital contributions of $2.9 million from entities controlled by Wexford. For 2003, our net cash provided by financing activities related to capital contributions of $3.7 million from entities controlled by Wexford, borrowings of $3.0 million under our credit facility with GECC and proceeds of $1.3 million from a note payable to International Bank of Commerce. During 2002, the net cash from financing activities was used primarily to acquire and refurbish our rigs.

Sources of Liquidity.  Our primary sources of liquidity are cash from operations and debt and equity financing.

Debt Financing.  On December 26, 2003, we entered into a credit facility with GECC which provided for term loan advances up to $12.0 million. At September 24, 2004 and April 22, 2005, we amended our credit facility with GECC to increase the maximum amount of the terms loans to $18.0 million and then to $25.5 million, respectively. Borrowings under this facility bore interest at a rate equal to LIBOR plus 5.0% and were secured by substantially all of our property and assets, including our drilling rigs and associated equipment, and ownership interests in our subsidiaries, but excluding cash and accounts receivable. Draws on the facility were required to be in $2.5 million increments each with a five-year term. Payments of principal and accrued but unpaid interest were due on the first day of each month. This credit facility, which was to mature on October 1, 2010, was repaid in full on August 29, 2005 with a portion of the proceeds from our initial public offering and the credit facility was terminated.

On July 1, 2004, we entered into a revolving line of credit with International Bank of Commerce with a borrowing base of the lesser of $2.0 million or 80% of current receivables. Borrowings under this line bore interest at a rate equal to the greater of 4.0% or JPMorgan Chase prime (effective rate of 6.75% at September 30, 2005). Accrued but unpaid interest was payable monthly. On January 1, 2005, we amended our line of credit with International Bank of Commerce to increase the borrowing base to the lesser of $3.0 million or 80% of current receivables. The line of credit had a maturity date of November 1, 2006. The line of credit included customary financial and negative covenants for credit facilities of this type. At September 30, 2005, our outstanding borrowings under this line of credit were $3.0 million. This revolving line of credit was repaid in full in January 2006 with a portion of the proceeds from our new revolving credit facility and then terminated.

On February 15, 2005, we entered into a $5.0 million revolving credit facility with Solitair LLC, an entity controlled by Wexford. Borrowings under this facility bore interest at a rate equal to LIBOR plus 5.0%. Payment of principal and accrued but unpaid interest were due on the maturity date of the credit facility which was the later of (1) six months after the actual maturity date of our credit facility with GECC and (2) December 1, 2010. We repaid this facility in full on August 22, 2005 with a portion of the proceeds from our initial public offering and the facility was terminated.

In July 2005, we acquired all of the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard for an aggregate of $20.0 million, of which $13.0 million was paid in cash and $7.0 million paid in the form of promissory notes issued to the sellers. We funded the cash portion of the purchase price with a $13.0 million loan from Alpha Investors LLC, an entity controlled by Wexford. The outstanding principal balance of the loan plus accrued but unpaid interest was due in full upon the earlier to occur of the completion of our initial public offering and the maturity of the loan on July 1, 2006. We repaid this loan in full on August 22, 2005 with a portion of the proceeds from our initial public offering. Borrowings under our loan with Alpha bore interest at a rate equal to LIBOR plus 5% until September 30, 2005, and thereafter were to bear interest at a rate equal to LIBOR plus 7.5%. The $7.0 million original aggregate principal balance of the promissory notes issued to the sellers was automatically reduced by the amount of any costs and expenses we paid in connection with the refurbishment of one of the rigs we acquired from the sellers. The amount due on these notes, net of costs and expenses paid by us, was $6.2 million at September 30, 2005. The outstanding balance of the loan was paid in full on January 5, 2006 upon completion of the refurbishment of this rig.

On September 19, 2005, we entered into a term loan and security agreement with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. The term loan provided for a term installment loan in an aggregate amount not to exceed $50.0 million and provided for a commitment by Merrill Lynch to advance funds from time to time until December 31, 2005. The outstanding balance under the term loan could not exceed 60% of the net orderly liquidation value of our operating land drilling rigs. On September 19, 2005, we borrowed $43.0 million under the term loan. A portion of these borrowings, together with proceeds from our initial public offering, were used to fund the Eagle acquisition. The term loan bore interest on the outstanding principal balance at a variable per annum rate equal to LIBOR plus 271 basis points (6.57% at September 30, 2005). For the period from September 19, 2005 to January 1, 2006, interest only was payable monthly on the outstanding principal balance. Commencing February 1, 2006, the outstanding principal and interest on the term loan were payable in sixty consecutive monthly installments, each in an amount equal to one sixtieth of the outstanding principal balance on January 1, 2006 plus accrued interest on the outstanding principal balance. The maturity date was January 1, 2011. Our obligations under the term loan were secured by a first lien and security interest on substantially all of our assets and were guaranteed by each of our principal subsidiaries. The term loan included usual and customary negative covenants and events of default for loan agreements of this type. The term loan also required us to meet certain financial covenants, including maintaining a minimum Fixed Charge Coverage Ratio and a maximum Total Debt to EBITDA Ratio. This term loan was repaid in full in January 2006 with a portion of the proceeds from our new revolving credit facility and the term loan was terminated.

On October 14, 2005, we entered into a loan agreement with Theta Investors, LLC, an entity controlled by Wexford, for purposes of funding a portion of the purchase price for the Thomas acquisition. The Theta loan provided maximum aggregate borrowings of up to $60.0 million, which borrowings bore interest at a rate equal to LIBOR plus 400 basis points until December 15, 2005 and, thereafter, at a rate equal to LIBOR plus 600 basis points. Payment of principal and accrued but unpaid interest was due on October 15, 2006. Our obligations under the Theta loan were guaranteed by each of our principal subsidiaries. We borrowed $50.0 million under this loan on October 14, 2005. We repaid this facility in full on November 3, 2005 with a portion of the proceeds from our follow-on public offering, which closed November 2, 2005.

On January 13, 2006, we entered into a $150.0 million revolving credit facility with Fortis Capital Corp., as administrative agent, lead arranger and sole bookrunner, and a syndicate of lenders, which include The Royal Bank of Scotland plc, The CIT Group/Business Credit, Inc., Calyon Corporate and Investment Bank, Merrill

Lynch Capital, Comerica Bank and Caterpillar Financial Services Corporation. The revolving credit facility matures on January 13, 2009. Revolving loans under the revolving credit facility bear interest at LIBOR plus a margin that can range from 2.0% to 3.0% or, at our option, the prime rate plus a margin that can range from 1.0% to 2.0%, depending on the ratio of our outstanding senior debt to adjusted EBITDA. Borrowings under this revolving credit facility were use to fund a portion of the Big A Drilling acquisition, and to repay in full all outstanding borrowings under our term loan with Merrill Lynch Capital and our revolving line of credit with International Bank of Commerce.

The revolving credit facility also provides for a quarterly commitment fee of 0.5% per annum of the unused portion of the revolving credit facility, and fees for each letter of credit issued under the facility. Our subsidiaries have guaranteed the loans and other obligations under the revolving credit facility. The obligations under the revolving credit facility and the related guarantees are secured by a first priority security interest in substantially all of our assets, as well as the shares of capital stock of our direct and indirect subsidiaries.

The revolving credit facility contains customary covenants for facilities of such type, including among other things covenants that restrict our ability to make capital expenditures, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions. The financial covenants are a minimum fixed charge coverage ratio of 1.75 to 1.00 and a maximum total leverage ratio of 2.00 to 1.00. The revolving credit facility provides for mandatory prepayments under certain circumstances as more fully discussed in the revolving credit facility. The revolving credit facility contains various events of default, including failure to pay principal and interest when due, breach of covenants, materially incorrect representations, default under certain other agreements, bankruptcy or insolvency, the occurrence of specified ERISA events, entry of enforceable judgments against us in excess of $3.0 million not stayed, and the occurrence of a change of control. If an event of default occurs, all commitments under the revolving credit facility may be terminated and all of our obligations under the revolving credit facility could be accelerated by the lenders, causing all loans outstanding (including accrued interest and fees payable thereunder) to be declared immediately due and payable.

Issuances of Equity.  Our equity holders contributed capital in the amounts of $1.5 million during the nine months ended September 30, 2005, and $2.7 million during the nine months ended September 30, 2004.

In August 2005, we completed our initial public offering of a total of 5,865,000 shares of common stock at a price of $17.00 per share. In the offering, a total of 5,715,000 shares were sold by us and 150,000 shares were sold by Wexford, the selling stockholder in this offering. We received net proceeds of approximately $89.0 million, after underwriting discounts and commissions and before offering expenses. We used a portion of these proceeds to repay in full our loans from Alpha and Solitair and all borrowings under our credit agreement with GECC.

Under the terms of an agreement between Bronco Drilling Holdings, L.L.C. and Steven C. Hale, our former President and Chief Operating Officer, following successful completion of our initial public offering Mr. Hale was entitled to receive the sum of $2.0 million and shares of our common stock having a market value of $2.0 million based on the initial public offering price. These payments were made by Bronco Drilling Holdings and not by us. We accounted for these payments as a capital contribution to us in the amount of $4.0 million and compensation expense in the amount of $4.0 million during the third quarter of 2005, the period in which such obligations were incurred.

On November 2, 2005, we received net proceeds of $87.5 million from a follow-on public offering of 4,025,000 shares of our common stock at a price of $23.00 per share. We repaid the Theta facility in full on November 3, 2005 with a portion of the proceeds from that offering.

In connection with our acquisitions of Hays Trucking, Inc. and Big A Drilling, we issued 65,368 and 72,571 shares of our common stock, respectively. See “—Capital Expenditures” below.

Capital Expenditures.  In May 2002, we purchased seven drilling rigs ranging from 400 to 950 horsepower, associated spare parts and equipment, drill pipe, haul trucks and vehicles from Bison Drilling L.L.C. and Four Aces Drilling L.L.C. for $12.5 million in cash. After accepting delivery of the rigs, we spent approximately $97,000 upgrading the rigs before placing them into service. The acquisitions in 2002 were funded through capital infusions from our equity holders.

In August 2003, we purchased all of the outstanding stock of Elk Hill Drilling, Inc. and certain drilling rig structures and components from an affiliate of Elk Hill, U.S. Rig & Equipment, for $33.5 million in cash plus the assumption of $15.5 million of deferred tax liabilities. In these transactions, we acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, can be used to assemble 22 drilling rigs. At the date of its acquisition, Elk Hill had no customers, employees, operations or operational drilling rigs. As discussed below, we began refurbishing the acquired rigs and deploying one rig per quarter since the acquisition. For accounting purposes, the Elk Hill and U.S. Rig and Equipment acquisitions were treated as acquisitions by our members and then contributions to us. In November 2003, we completed the refurbishment of a 1,400-horsepower electric drilling rig, which we designated as Rig No. 16. We incurred approximately $2.2 million in refurbishment costs for this rig before it was mobilized to Southern Oklahoma in November 2003. The acquisitions and refurbishment expenditures in 2003 were funded through capital infusions from our equity holders.

In March 2004, we completed the refurbishment of a 1,500-horsepower electric drilling rig, which we designated as Rig No. 12. We incurred approximately $2.3 million in refurbishment costs for this rig which we financed with borrowings under our GECC credit facility. We mobilized Rig No. 12 to Grayson County, Texas in March 2004.

In May 2004, we completed the refurbishment of a 1,000-horsepower electric drilling rig, which we designated as Rig No. 11. We incurred approximately $2.7 million in refurbishment costs for this rig. We mobilized Rig No. 11 to Southern Oklahoma in May 2004. In August 2004, we completed the refurbishment of a 1,000-horsepower electric drilling rig, which we designated as Rig No. 10. We incurred approximately $3.2 million in refurbishment costs for this rig. We mobilized Rig No. 10 to Western Oklahoma in August 2004. In December 2004, we completed the refurbishment of a 2,000-horsepower electric drilling rig, which we designated as Rig No. 18. We incurred approximately $4.8 million in refurbishment costs for this rig. We mobilized Rig No. 18 to Eastern Oklahoma in December 2004. Our refurbishment costs for these rigs were financed with borrowings under our GECC credit facility.

In March 2005, we completed the refurbishment of a 1,200-horsepower electric drilling rig, which we designated as Rig No. 14. We incurred approximately $4.8 million in refurbishment costs for this rig which we financed with borrowings under our GECC credit facility. We mobilized Rig No. 14 to Southern Oklahoma in March 2005.

In July 2005, we completed the refurbishment of a 2,500-horsepower electric drilling rig, which we designated as Rig No. 19. We incurred approximately $6.6 million in refurbishment costs for this rig which we financed with borrowings under our GECC credit facility. We mobilized Rig No. 19 to Southern Oklahoma in July 2005.

In July 2005 we acquired three drilling rigs of 650, 800 and 1,000 horsepower, and related inventory, equipment and components, through our acquisitions of Strata Drilling, L.L.C. and Strata Property, L.L.C., together with a related rig yard, for an aggregate of $20.0 million. The acquisitions were funded with borrowings of $13.0 million from Alpha Investors LLC, an entity controlled by Wexford, and our delivery of promissory notes for an aggregate of $7.0 million.

In August 2005, we completed the refurbishment of a 950-horsepower mechanical drilling rig, which we designated as Rig No. 4. We incurred approximately $4.5 million in refurbishment costs for this rig which we financed with borrowings under our GECC credit facility. We mobilized Rig No. 4 to the Piceance Basin in Colorado in September 2005.

In September 2005, we acquired all the outstanding common stock of Hays Trucking, Inc. for $3.0 million in cash, which included the repayment of $1.9 million of debt owed by Hays Trucking, and 65,368 shares of our common stock. In this acquisition, we acquired 18 trucks used to mobilize our rigs to contracted drilling locations.

On October 3, 2005, we purchased 12 rigs from Eagle Drilling, L.L.C. and two of its affiliates. The acquisition involved five operating rigs, seven inventoried rigs and equipment and parts for a purchase price of approximately $50.0 million. We funded this acquisition with borrowings under our Merrill Lynch term loan and a portion of the proceeds from our initial public offering.

On October 14, 2005, we purchased 13 rigs from Thomas Drilling Co. The acquisition involved nine operating rigs, two rigs currently under construction, two inventoried rigs, and excess rig equipment and parts for a purchase price of $68.0 million. We funded $50.0 million of the purchase price with borrowings under our Theta loan and the remainder with a portion of the proceeds from our initial public offering.

In October 2005, we completed the refurbishment of a 1,000-horsepower electric drilling rig, which we designated as Rig No. 8. We incurred approximately $6.0 million in refurbishment costs for this rig which we financed with proceeds from our initial public offering. We mobilized Rig No. 8 to the Williston Basin in North Dakota in November 2005.

In October 2005, we purchased 12 land drilling rigs from Eagle Drilling, L.L.C. for approximately $50.0 million, and 13 land drilling rigs from Thomas Drilling Co. for approximately $68.0 million. In connection with the Thomas acquisition, we leased an additional rig refurbishment yard for a six month term, with the right to extend the term for an additional three years. We also obtained an option to purchase the yard at any time during the term for $175,000.

In January 2006, we completed the refurbishment of a 1,700-horsepower electric drilling rig, which we designated Rig No. 17. We incurred approximately $6.1 million in refurbishment costs for this rig which we financed with proceeds from our follow-on offering. We mobilized Rig No. 17 to West Oklahoma in January 2006.

In January 2006, we completed the refurbishment of a 1,200-horsepower electric drilling rig, which we designated Rig No. 15. We incurred approximately $6.5 million in refurbishment costs for this rig which we financed with proceeds from our follow-on offering. We mobilized Rig No. 15 to East Texas in January 2006.

In January 2006, the refurbishment of a 1,000-horsepower mechanical rig was completed pursuant to a $7.0 million seller’s note incurred in the Strata acquisition. We designated this Rig No. 43 and financed the payment of the note with the proceeds or our follow-on offering. We mobilized Rig No. 43 to East Texas in January 2006.

On January 18, 2006, we purchased six operating rigs and certain other assets, including heavy haul trucks and excess rig equipment and inventory, from Big A Drilling. The purchase price for the assets consisted of $16.3 million paid in cash and 72,571 shares of our common stock.

We intend to refurbish rigs in our inventory at estimated costs (including drill pipe) ranging from $900,000 to $6.8 million per rig. We plan on completing the refurbishment of ten inventoried rigs during 2006. We continue to focus our refurbishment program on our more powerful rigs, generally with 1,000 to 2,000 horsepower, which are capable of drilling to depths between 15,000 and 25,000 feet. The amounts and timing of our actual expenditures will depend upon market and other factors including our estimation of existing and anticipated demand and dayrates, our success in bidding for domestic contracts, including term contracts, and the timing of the refurbishments. The actual cost of refurbishing these rigs will also depend upon various factors including shortages of equipment, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, inability to obtain necessary certifications and approvals, shortages of materials or skilled labor and the specific customer requirements and to the extent that we choose to upgrade these rigs to meet such requirements.

We believe that cash flow from our operations and borrowings under our new revolving credit facility will be sufficient to fund our operations for at least the next twelve months. However, additional capital will likely be required for future rig acquisitions and refurbishments. While we would expect to fund such acquisitions with additional borrowings and the issuance of debt and equity securities, we cannot assure you that such funding will be available or, if available, that it will be on terms acceptable to us.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments at September 30, 2005 (in thousands):

		Payments Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Short- and long-term debt	$52,216	$14,949	$25,800	$11,467	$—
Operating leases	2,415	337	1,044	425	609

Total contractual cash obligations	$54,631	$15,286	$26,844	$11,892	$609

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk exposure related to changes in interest rates on our outstanding floating rate debt. Borrowings under our new revolving credit facility bear interest at a floating rate equal to LIBOR plus a margin that can range from 2.0% to 3.0% or, at our option, the prime rate plus a margin that can range from 1.0% to 2.0%, depending on the ratio of our outstanding senior debt to adjusted EBITDA. An increase or decrease of 1% in the interest rate would have a corresponding decrease or increase in our net income (loss) of approximately $353,000 annually, based on the $57.0 million outstanding in the aggregate under our credit facilities as of January 30, 2006.

Recent Accounting Pronouncements

SFAS No. 123(R)

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123(R), Share Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires entities to measure the fair value of equity share-based payments (stock compensation) at grant date, and recognize the fair value over the period during which an employee is required to provide services in exchange for the equity instrument as a component of the income statement. SFAS No. 123(R) is effective for annual periods beginning after June 15, 2005. Prior to our initial public offering in August 2005, we did not have any stock option plans and, therefore the adoption of SFAS No. 123(R) had no impact on our financial position or results of operations. However, in connection with our initial public offering in August 2005, we implemented our 2005 Stock Incentive Plan and granted stock options to certain of our employees and certain non-employee directors. We will recognize the fair value of these and other options which may be granted as an expense over the periods during which the option holders provide services to earn the options.

BUSINESS

General

We provide contract land drilling services to oil and natural gas exploration and production companies. We currently own a fleet of 64 land drilling rigs, of which 40 are currently operating, four are in the process of being refurbished and 20 are held in inventory. We expect to put all four of the rigs currently being refurbished into service by the end of the second quarter of 2006. We plan on refurbishing six additional rigs from our current inventory during 2006, at estimated costs (including drill pipe) ranging from $5.7 million to $6.5 million per rig. We continue to focus our refurbishment program on our more powerful rigs, generally with 1,000 to 2,000 horsepower, which are capable of drilling to depths between 15,000 and 25,000 feet. We also own a fleet of 53 trucks used to transport our rigs.

We commenced operations in 2001 with the purchase of one stacked 650-horsepower rig that we refurbished and deployed. We subsequently made selective acquisitions of both operational and inventoried rigs, as well as ancillary equipment. Our most recent acquisition was completed in January 2006 when we purchased six land drilling rigs and certain other assets, including heavy haul trucks and excess equipment, from Big A Drilling for $16.3 million in cash and 72,571 shares of our common stock. See “—Recent Developments” below for additional information regarding this acquisition. In October 2005, we purchased 12 land drilling rigs from Eagle Drilling, L.L.C. for approximately $50.0 million, and 13 land drilling rigs from Thomas Drilling Co. for approximately $68.0 million. These transactions not only increased the size of our rig fleet, but also expanded our operations to the Barnett Shale trend in North Texas and Palo Duro Basin in West Texas. In July 2005, we completed a transaction with Strata Drilling, L.L.C. and Strata Property, L.L.C. in which we acquired, among other assets, three land drilling rigs and a 16 acre storage and refurbishment yard for $20.0 million.

Our management team has significant experience not only with acquiring rigs, but also with refurbishing and deploying inventoried rigs. We have successfully refurbished and brought into operation ten of the 22 inventoried drilling rigs we acquired in August 2003. These rigs were refurbished on schedule and for a total cost that was within ten percent of the amount budgeted. Upon completion of refurbishment, the rigs either met or exceeded our operating expectations. In addition, we have a 41,000 square foot machine shop in Oklahoma City which allows us to refurbish and repair our rigs and equipment in-house. This facility, which complements our four rig refurbishment yards, significantly reduces our reliance on outside machine shops and the attendant risk of third-party delays in our rig refurbishment program.

We currently operate in Oklahoma, Kansas, the Barnett Shale and Cotton Valley trends and Palo Duro Basin in Texas, the Williston Basin in North Dakota and the Piceance Basin in Colorado. A majority of the wells we have drilled for our customers have been drilled in search of natural gas reserves. Natural gas is often found in deep and complex geologic formations that generally require higher horsepower, premium rigs and experienced crews to reach targeted depths. Our current fleet of 64 rigs includes 31 rigs ranging from 950 to 2,500 horsepower. Accordingly, such rigs can, or in the case of inventoried rigs upon refurbishment will be able to, reach the depths required to explore for deep natural gas reserves. Our higher horsepower rigs can also drill horizontal wells, which are increasing as a percentage of total wells drilled in North America. We believe our premium rig fleet, rig inventory and experienced crews position us to benefit from the strong natural gas drilling activity in our core operating area.

Recent Developments

On January 18, 2006, we completed the acquisition of six land drilling rigs and certain other assets, including heavy haul trucks and excess rig equipment and inventory, from Big A Drilling. The purchase price for the assets consisted of $16.3 million in cash and 72,571 shares of our common stock. At closing, we also entered into a lease agreement with an affiliate of Big A Drilling under which we leased a rig refurbishment yard located in Woodward, Oklahoma. The lease has an initial term of six months, and we have the option to extend the initial term for a period of three years following the expiration of the initial term. We have the option to purchase the leased premises at any time during the term of the lease for $200,000. Three of the rigs in the Big A Drilling acquisition are operating in Oklahoma, two are operating in Kansas and one is operating in West Texas. For additional information regarding this transaction, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—General” and “—Our Fleet of Drilling Rigs.”

The following table summarizes completed acquisitions in which we acquired rigs and rig related equipment since June 2001:

Date	Acquisition	Acquisition Cost	Number of Rigs Acquired
June 2001	Ram Petroleum	$1,250,000	1
May 2002	Bison Drilling and Four Aces Drilling	$12,500,000	7
August 2003	Elk Hill Drilling and U.S. Rig & Equipment	$49,000,000	22
July 2005	Strata Drilling and Strata Property	$20,000,000	3
October 2005	Eagle Drilling	$50,000,000	12
October 2005	Thomas Drilling	$68,000,000	13
January 2006	Big A Drilling	$18,150,000	6

In May 2002, we purchased seven drilling rigs ranging in size from 400 to 950 horsepower, associated spare parts and equipment, drill pipe, haul trucks, and vehicles from Bison Drilling L.L.C. and Four Aces Drilling L.L.C. After accepting delivery of the rigs, we spent approximately $97,000 upgrading the rigs before placing them into service. In August 2003, we purchased all of the outstanding stock of Elk Hill Drilling, Inc. and certain drilling rig structures and components from U.S. Rig & Equipment, Inc., an affiliate of Elk Hill. In these transactions, we acquired drilling rigs and inventoried structures and components which, with refurbishment and upgrades, can be used to assemble 22 drilling rigs. At the date of its acquisition, Elk Hill was an inactive corporation with no customers, employees, operations or operational drilling rigs. We began refurbishing the acquired rigs and have deployed approximately one rig per quarter since the acquisition. In July 2005, we acquired all of the membership interests of Strata Drilling, L.L.C. and Strata Property, L.L.C. Included in these acquisitions were two operating rigs, one rig that is currently being refurbished, related structures, equipment and components and a 16 acre yard in Oklahoma City, Oklahoma used for equipment storage and refurbishment of inventoried rigs. In September 2005, we acquired 18 trucks and related equipment through our acquisition of Hays Trucking, Inc. for a purchase price consisting of $3.0 million in cash, which included the repayment of $1.9 million of debt owed by Hays Trucking, and 65,368 shares of our common stock. In October 2005, we purchased 12 land drilling rigs from Eagle Drilling, L.L.C. for approximately $50.0 million, and 13 land drilling rigs from Thomas Drilling Co. for approximately $68.0 million. In connection with the Thomas acquisition, we leased an additional rig refurbishment yard for a six month term, with the right to extend the term for an additional three years. We also obtained an option to purchase the yard at any time during the term for $175,000. In January 2006, we completed the Big A Drilling acquisition as described above.

Our Industry

The United States contract land drilling services industry is highly cyclical. Volatility in oil and natural gas prices can produce wide swings in the levels of overall drilling activity in the markets we serve and affect the demand for our drilling services and the dayrates we can charge for our rigs. The availability of financing sources, past trends in oil and natural gas prices and the outlook for future oil and natural gas prices strongly influence the number of wells oil and natural gas exploration and production companies decide to drill. Nevertheless, we believe that the following trends in our industry should benefit our operations:

•	Need for increased natural gas drilling activity as U.S. demand growth outpaces U.S. supply growth. From 1994 to 2003, demand for natural gas in the United States grew at an annual rate of 0.6% while the U.S. domestic supply grew at an annual rate of 0.2%. The Energy Information Administration, or EIA, recently estimated that U.S. domestic consumption of natural gas exceeded domestic production by 17% in 2004, a gap that the EIA forecasts will expand to 24% in 2010.

Source:  EIA.

•	Increased decline rates in natural gas basins in the U.S. As the chart above shows, even though the number of U.S. natural gas wells drilled has increased significantly, a corresponding increase in production has not been realized. We believe that a significant reason for the limited supply response, even as drilling activities have increased, is the accelerating decline rates of production from new natural gas wells drilled. A study published by the National Petroleum Council in September 2003 concluded, from analysis of production data over the preceding ten years, that as a result of domestic natural gas decline rates of 25% to 30% per year, 80% of natural gas production in ten years will be from wells that have not yet been drilled. We believe that this tends to support a sustained higher natural gas price environment, which should create incentives for oil and natural gas exploration and production companies to increase drilling activities in the U.S.

•

Trend towards drilling and developing unconventional natural gas resources.  As a result of improvements in extraction technologies along with general increases in natural gas prices, oil and natural gas companies increasingly are exploring for and developing “unconventional” natural gas resources, such as natural gas from tight sands, shales and coalbed methane. This type of drilling activity is frequently done on tighter acreage spacing, and requires that more wells be drilled. It also requires higher horsepower rigs for techniques such as horizontal drilling. The chart below shows the U.S. land rig count is significantly higher than it has been in recent years.

Source: Baker Hughes

•	High natural gas prices. While U.S. natural gas prices are volatile, 2005 marked the third consecutive year of increases in the yearly average NYMEX near month natural gas contract prices, as shown on the chart below. We believe that high natural gas prices in the U.S., if sustained, should result in more exploration and development drilling activity, and thus higher utilization and dayrates for drilling companies like us.

Source:  Bloomberg.

•	Increases in dayrates and operating margins for land drilling. The increase in the price of natural gas, coupled with accelerating decline rates and an increase in the number of natural gas wells being drilled, have resulted in increases in rig utilization, and consequently improved dayrates and cash margins.

Our Strengths

Our competitive strengths include:

•	Premium rig fleet. We currently operate a fleet of 40 rigs, 18 of which have been refurbished since August 2003. Natural gas reserves are often found in deep and complex geological formations that require higher horsepower or premium rigs to drill. In addition, the recovery of unconventional natural gas resources often involves horizontal drilling techniques that also require premium rigs with approximately 1,000 or more horsepower. We believe that our operating history and high-quality rig fleet position us to benefit from this type of drilling activity.

•	Inventory of drilling rigs and ancillary equipment. In addition to our four rigs currently being refurbished, our 20 drilling rigs held in inventory for refurbishment will allow us to add capacity in response to the currently strong land drilling market. We also have an inventory of excess drawworks, hooks, blow-out preventors and other rig-related equipment. Our inventoried rigs as well as many of the parts we have in inventory would have long delivery lead times if ordered new.

•	Ability to refurbish inventoried rigs. Our management team has demonstrated the ability to refurbish rigs from our inventory. Since our acquisition of 22 inventoried drilling rigs in August 2003, we have successfully refurbished and placed into service ten of those rigs at costs ranging from $2.2 million to $6.6 million per rig. Through the efforts of our management team and experienced yard labor crews, these rigs were refurbished on schedule and for a total cost that was within ten percent of the amount budgeted. We are currently refurbishing four additional rigs, all of which range from 800 to 1,400 horsepower. We expect to put all four of the rigs currently being refurbished into service by the end of the second quarter of 2006. In connection with each of the Thomas and Big A Drilling acquisitions, we leased an additional refurbishment yard for a six month term, with the right to extend the term for an additional three years. We also obtained options to purchase both of these yards at any time during the term for $175,000 and $200,000, respectively.

•	Ability to attract and retain qualified rig crews. We believe that our premium rig fleet and experienced management team allow us to successfully attract and retain qualified rig crews relative to some larger, more diversified land drilling companies. As a result, we believe we have been able to refurbish rigs from our inventory and put them into operation without sacrificing our operating quality.

Our Strategy

Our strategy is to continue to expand our contract land drilling services. Specifically, we intend to:

•	Refurbish and deploy rigs from our inventory. We intend to continue the refurbishment and deployment of our inventoried rigs. We expect to put all four of the rigs currently being refurbished into service by the end of the second quarter of 2006. We plan on refurbishing six additional rigs from our current inventory during 2006, at estimated costs (including drill pipe) ranging from $5.7 million to $6.5 million per rig. We continue to focus our refurbishment program on our higher horsepower rigs. As a result of the Thomas and Big A Drilling acquisitions, we added the use of two additional rig refurbishment yards, bringing the total number of yards in use for refurbishment to five. We recently hired additional experienced refurbishing crews, which we believe will complement the experienced crews we currently have in place. Our five rig-up supervisors have an average of 31 years of experience in the drilling industry. Following our Big A Drilling acquisition, the management team members and crews from Big A Drilling joined our team.

•	Expand our rig fleet and geographic focus. We intend to continue to expand our rig fleet and geographic areas of operation by making selected acquisitions and mobilizing rigs to other regions. We are currently operating in Oklahoma, Kansas, the Barnett Shale and Cotton Valley trends and Palo Duro Basin in Texas, the Williston Basin in North Dakota and the Piceance Basin in Colorado. We began operations in the Barnett Shale with seven rigs through our recent Eagle and Thomas acquisitions. Our Big A Drilling acquisition added four operating rigs in West Texas and two more rigs in Oklahoma. We regularly evaluate potential acquisitions of rigs and ancillary operations in both our existing and new regions.

•	Maintain a balanced portfolio of spot and term contracts. We plan on managing our rig fleet as a portfolio, committing some of our rigs to longer-term contracts that meet our targeted returns on invested capital, and leveraging spot market rates with other rigs. As we expand our geographic focus, we initially plan on favoring longer-term contracts in our new markets until we gain operating maturity in those markets.

•	Maintain a conservative capital structure and disciplined approach to capital spending. We believe that our post-offering balance sheet will allow us to pursue opportunities to grow our business. We will continue to evaluate investment opportunities, including potential acquisitions and additional rig refurbishments, that meet our targeted returns on invested capital.

Drilling Equipment

General

A drilling rig consists of engines, a hoisting system, a rotating system, pumps and related equipment to circulate drilling fluid, blowout preventors and related equipment.

Diesel or gas engines are typically the main power sources for a drilling rig. Power requirements for drilling jobs may vary considerably, but most drilling rigs employ two or more engines to generate between 500 and 2,000 horsepower, depending on well depth and rig design. Most drilling rigs capable of drilling in deep formations, involving depths greater than 15,000 feet, use diesel-electric power units to generate and deliver electric current through cables to electrical switch gears, then to direct-current electric motors attached to the equipment in the hoisting, rotating and circulating systems.

Drilling rigs use long strings of drill pipe and drill collars to drill wells. Drilling rigs are also used to set heavy strings of large-diameter pipe, or casing, inside the borehole. Because the total weight of the drill string and the casing can exceed 500,000 pounds, drilling rigs require significant hoisting and braking capacities. Generally, a drilling rig’s hoisting system is made up of a mast, or derrick, a drilling line, a traveling block and hook assembly and ancillary equipment that attaches to the rotating system, a mechanism known as the drawworks. The drawworks mechanism consists of a revolving drum, around which the drilling line is wound, and a series of shafts, clutches and chain and gear drives for generating speed changes and reverse motion. The drawworks also houses the main brake, which has the capacity to stop and sustain the weights used in the drilling process. When heavy loads are being lowered, a hydromatic or electric auxiliary brake assists the main brake to absorb the great amount of energy developed by the mass of the traveling block, hook assembly, drill pipe, drill collars and drill bit or casing being lowered into the well.

The rotating equipment from top to bottom consists of a swivel, the kelly bushing, the kelly, the rotary table, drill pipe, drill collars and the drill bit. We refer to the equipment between the swivel and the drill bit as the drill stem. The swivel assembly sustains the weight of the drill stem, permits its rotation and affords a rotating pressure seal and passageway for circulating drilling fluid into the top of the drill string. The swivel also has a large handle that fits inside the hook assembly at the bottom of the traveling block. Drilling fluid enters the drill stem through a hose, called the rotary hose, attached to the side of the swivel. The kelly is a triangular, square or hexagonal piece of pipe, usually 40 feet long, that transmits torque from the rotary table to the drill stem and permits its vertical movement as it is lowered into the hole. The bottom end of the kelly fits inside a corresponding triangular, square or hexagonal opening in a device called the kelly bushing. The kelly bushing, in turn, fits into a part of the rotary table called the master bushing. As the master bushing rotates, the kelly bushing also rotates, turning the kelly, which rotates the drill pipe and thus the drill bit. Drilling fluid is pumped through the kelly on its way to the bottom. The rotary table, equipped with its master bushing and kelly bushing, supplies the necessary torque to turn the drill stem. The drill pipe and drill collars are both steel tubes through which drilling fluid can be pumped. Drill pipe, sometimes called drill string, comes in 30-foot sections, or joints, with threaded sections on each end. Drill collars are heavier than drill pipe and are also threaded on the ends. Collars are used on the bottom of the drill stem to apply weight to the drilling bit. At the end of the drill stem is the bit, which chews up the formation rock and dislodges it so that drilling fluid can circulate the fragmented material back up to the surface where the circulating system filters it out of the fluid.

Drilling fluid, often called mud, is a mixture of clays, chemicals and water or oil, which is carefully formulated for the particular well being drilled. Bulk storage of drilling fluid materials, the pumps and the mud-mixing equipment are placed at the start of the circulating system. Working mud pits and reserve storage are at the other end of the system. Between these two points the circulating system includes auxiliary equipment for drilling fluid maintenance and equipment for well pressure control. Within the system, the drilling mud is typically routed from the mud pits to the mud pump and from the mud pump through a standpipe and the rotary hose to the drill stem. The drilling mud travels down the drill stem to the bit, up the annular space between the drill stem and the borehole and through the blowout preventer stack to the return flow line. It then travels to a shale shaker for removal of rock cuttings, and then back to the mud pits, which are usually steel tanks. The reserve pits, usually one or two fairly shallow excavations, are used for waste material and excess water around the location.

There are numerous factors that differentiate drilling rigs, including their power generation systems and their drilling depth capabilities. The actual drilling depth capability of a rig may be less than or more than its rated depth capability due to numerous factors, including the size, weight and amount of the drill pipe on the rig. The intended well depth and the drill site conditions determine the amount of drill pipe and other equipment needed to drill a well. Generally, land rigs operate with crews of five to six persons.

Our Fleet of Drilling Rigs

Our rig fleet consists of 64 drilling rigs, of which 40 are currently operating, four are in the process of being refurbished and 20 are held in inventory. We expect to put the four rigs that are currently being refurbished into service by the end of the second quarter of 2006. We plan on refurbishing six additional rigs from our current inventory during 2006. We own all the rigs in our fleet. The following table sets forth information regarding utilization for our fleet of operating drilling rigs:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
Average number of operating rigs	13	9	9	7	2
Average utilization rate	94%	81%	81%	76%	58%

The following table sets forth information regarding our drilling fleet as of January     , 2006:

Rig	Design	Approximate Drilling Depth (ft)	Type	Horsepower
Working Rigs

19	Mid Continent U-1220 EB	25,000	Electric	2,500
18	Gardner Denver 1500E	25,000	Electric	2,000
17	Skytop Brewster NE-95	20,000	Electric	1,700
12	Gardner Denver 1100E	18,000	Electric	1,500
16	Oilwell840E	18,000	Electric	1,400
15	Mid Continent U-712-EA	16,000	Electric	1,200
14	Mid Continent U-712-EA	16,000	Electric	1,200
77	Ideco 711	16,000	Mechanical	1,200
78	Seaco 1200	12,000	Mechanical	1,200
56	BDW 800 MI	16,500	Mechanical	1,100
60	Skytop Brewster N46	14,000	Mechanical	1,100
11	Gardner Denver 800E	15,000	Electric	1,000
10	Gardner Denver 800E	15,000	Electric	1,000
43	National 80B	15,000	Mechanical	1,000
8	National 80-UE	15,000	Electric	1,000
3	Cabot 900	10,000	Mechanical	950
4	Skytop Brewster N46	14,000	Mechanical	950
51	Skytop Brewster N42	12,000	Mechanical	850
52	Continental Emsco G-500	11,000	Mechanical	850
53	Skytop Brewster N42	12,000	Mechanical	850
54	Skytop Brewster N46	13,000	Mechanical	850
55	National 50-A	12,000	Mechanical	850
59	Skytop Brewster N46	13,000	Mechanical	850
61	National 50-A	11,500	Mechanical	850
41	Skytop-Brester N-46	13,500	Mechanical	800

Rig	Design	Approximate Drilling Depth (ft)	Type	Horsepower
72	Skytop Brewster N45	10,000	Mechanical	750
75	Ideco 750	14,000	Mechanical	750
76	National N55	12,000	Mechanical	700
42	Gardner Denver 500	12,000	Mechanical	650
94	Skytop Brewster N45	9,000	Mechanical	650
95	Unit U-15	8,000	Mechanical	650
9	Gardner Denver 500	11,000	Mechanical	650
7	Mid Con U36A	12,000	Mechanical	650
6	Mid Con U36A	12,000	Mechanical	650
5	Mid Con U36A	12,000	Mechanical	650
92	Weiss 45	8,000	Mechanical	450
2	Cardwell L-350	6,000	Mechanical	400
91	Ideco H-35	8,000	Mechanical	400
96	Ideco H-35	8,000	Mechanical	400
93	Ideco H-30	8,000	Mechanical	350

Rigs Being Refurbished

20	Mid Continent U-914-EC	18,000	Electric	1,400
57	Continental Emsco GB800	16,500	Mechanical	1,100
23	Continental Emsco D-3	15,000	Electric	1,000
58	Unit U-15	10,200	Mechanical	800

Rigs in Inventory

24	Skytop Brewster N-12	25,000	Electric	2,000
25	National 1320-UE	18,000	Electric	2,000
27	National 1320-UE	18,000	Electric	2,000
73	Brewster N95	18,000	Mechanical	1,700
74	Mid Con 914	16,000	Mechanical	1,400
79	Mid Con 914	16,000	Mechanical	1,400
21	Mid Continent U-914-EC	18,000	Electric	1,400
22	Continental Emsco D-3	15,000	Electric	1,000
26	National 80-UE	15,000	Electric	1,000
28	Ideco 1200E	15,000	Electric	1,000
80	Skytop Brewster N45	10,000	Mechanical	750
31	Oilwell 660	12,000	Mechanical	700
71	National N55	12,000	Mechanical	700
62	Schaffer SOS 6000	8,000	Mechanical	650
30	Skytop Brewster N42	10,000	Mechanical	600
32	Schaffer 6000S	10,000	Mechanical	600
70	National T32	6,000	Mechanical	450
81	National T32	6,000	Mechanical	450
1	Cardwell L-350	5,000	Mechanical	400
64	National T32	6,000	Mechanical	325

Excess Rig Inventory

33	Oilwell 500	10,000	Mechanical	500
34	Mac 400	6,000	Mechanical	400
35	Mid Continent U34B	6,000	Mechanical	400
36	Ideco H-35 Hydrair	6,000	Mechanical	400

Working Rigs

We currently have 40 operating rigs. Six of the rigs are operating on two-year term contracts and six rigs are operating on one-year term contracts, and twenty-eight of the rigs are operating on a well-to-well basis. Eighteen of the 40 rigs we currently operate have undergone significant refurbishment since August 2003.

Rig 19. This Mid-Continent U-1220 EB rig was acquired as part of the Elk Hill acquisition. We refurbished this rig from inventory at a cost of approximately $6.6 million and deployed it in July 2005. It is currently working in Caddo County, Oklahoma under a two-year term contract that expires in August 2007.

Rig 18. This Gardner Denver 1500E rig was acquired in the Elk Hill acquisition. We refurbished this rig from inventory at a cost of approximately $4.8 million and deployed it in December 2004. It has been working for the same operator since it was refurbished. It is currently working in Latimer County, Oklahoma on a well-to-well basis.

Rig 17. This Skytop Brewster NE-95 was acquired as part of the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of $6.5 million and deployed it in January 2006. It is currently working in Roger Mills County, Oklahoma under a two-year term contract that expires January 2008.

Rig 12. This Gardner Denver 1100E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $2.3 million and deployed it in March 2004. It is currently working in Caddo County, Oklahoma under a two-year term contract that expires in April 2007.

Rig 16. This Oilwell 840E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $2.2 million and deployed it in October 2003. It is currently working in Grady County, Oklahoma on a well-to-well basis.

Rig 15. This Mid-Continent U-712-EA was acquired as part of the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of $6.1 million and deployed it in January 2006. It is currently working in Smith County, Texas under a two-year term contract that expires January 2008.

Rig 14. This Mid-Continent U-712-EA rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $4.8 million and deployed it in March 2005. It is currently working on a one-year term contract in Eastern Oklahoma that expires in July 2006.

Rig 77. This Ideco 711 rig was acquired as part of the Eagle acquisition. It is currently working in Pittsburg County, Oklahoma under a one-year term contract that expires in November 2006.

Rig 78. This Seaco 1200 rig was acquired as part of the Eagle acquisition. It is currently working in Johnson County, Texas on a one-year term contract.

Rig 56. This BDW 800 MI was acquired as part of the Thomas acquisition. It is currently operating in Parker County, Texas on a well-to-well basis.

Rig 60. This Skytop Brewster N46 was acquired as part of the Thomas acquisition. It is currently operating in Tarrant County, Texas on a well-to-well basis.

Rig 11. This Gardner Denver 800E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $2.7 million and deployed it in May 2004. It is currently working in Garvin County, Oklahoma on a well-to-well basis.

Rig 10. This Gardner Denver 800E rig was acquired in the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of approximately $3.2 million and deployed it in August 2004. It is currently working in Dewey County, Oklahoma on a well-to-well basis.

Rig 43. This National 80B was acquired as part of the Strata acquisition. The refurbishment of this rig was completed pursuant to a $7.0 million seller’s note and deployed in January 2006. It is currently working in Harrison County, Texas under a two-year term contract that expires November 2008.

Rig 8. This National 80-UE was acquired as part of the Elk Hill acquisition. We completed the refurbishment of this rig from inventory at a cost of $6.0 million and deployed it in November 2005. It is currently working in Billings County, North Dakota under a two-year term contract that expires November 2007.

Rig 3. This Cabot 900 was acquired in the Bison Drilling acquisition. It has been drilling horizontal wells in Seminole County, Oklahoma for the same operator since November 2004. This rig is working on a well-to-well basis.

Rig 4. This Skytop Brewster N46 rig was acquired as part of the Bison acquisition. We completed refurbishment of this rig in August 2005. It is currently working in the Piceance Basin in Colorado under a one-year term contract that expires in September 2006.

Rig 51. This Skytop Brewster N42 was acquired as part of the Thomas acquisition. It is currently operating in Caddo County, Oklahoma on a well-to-well basis.

Rig 52. This Continental Emsco G-500 was acquired as part of the Thomas acquisition. It is currently operating in Dewey County, Oklahoma on a well-to-well basis.

Rig 53. This Skytop Brewster N42 was acquired as part of the Thomas acquisition. It is currently operating in McClain County, Oklahoma on a well-to-well basis.

Rig 54. This Skytop Brewster N46 was acquired as part of the Thomas acquisition. It is currently operating in Carter County, Oklahoma on a well-to-well basis.

Rig 55. This National 50-A was acquired as part of the Thomas acquisition. It is currently operating in Denton County, Texas on a well-to-well basis.

Rig 59. This Skytop Brewster N46 was acquired as part of the Thomas acquisition. It is currently operating in Coal County, Oklahoma on a well-to-well basis.

Rig 61. This National 50-A was acquired as part of the Thomas acquisition. It is currently operating in Parker County, Texas on a well-to-well basis.

Rig 41. This Skytop Brewster N-46 rig was acquired as part of the Strata acquisitions. It has been working for the same operator for the last three years in Central and Western Oklahoma. This rig is currently working in Canadian County, Oklahoma on a well-to-well basis.

Rig 72. This Skytop Brewster N45 rig was acquired as part of the Eagle acquisition. It is currently working in Johnson County, Texas on a well-to-well basis.

Rig 75. This Ideco 750 rig was acquired as part of the Eagle acquisition. It is currently working in Carter County, Oklahoma on a well-to-well basis.

Rig 76. This National N55 rig was acquired as part of the Eagle acquisition. It is currently working in Johnson County, Texas under a one-year term contract that expires in November 2006.

Rig 42. This Gardner Denver 500 rig was acquired as a part of the Strata acquisitions. It has been working for the same operator for the last three years in Central and Western Oklahoma. This rig is currently working in Caddo County, Oklahoma on a well-to-well basis.

Rig 94. This Skytop Brewster N45 rig was acquired as part of the Big A Drilling acquisition. It is currently working in Texas County, Oklahoma on a well-to-well basis.

Rig 95. This Unit U-15 rig was acquired as part of the Big A Drilling acquisition. It is currently working in Roberts County, Texas on a well-to-well basis.

Rig 9. This Gardner Denver 500 was acquired in the Ram acquisition. It has been drilling horizontal wells in Oklahoma County, Oklahoma for the same operator since March 2004. This rig is working in Oklahoma County, Oklahoma on a well-to-well basis.

Rig 7. This Mid-Continent U36A was acquired in the Bison Drilling acquisition. It is drilling a well in Coal County, Oklahoma under a one-year term contract that expires November 2006.

Rig 6. This Mid-Continent U36A was acquired in the Bison Drilling acquisition. It has been drilling in Beckham, Woodward and Major Counties, Oklahoma for the same operator since March 2004. This rig is working in Major County, Oklahoma on a well-to-well basis.

Rig 5. This Mid-Continent U36A was acquired in the Bison Drilling acquisition. It is drilling in Grady County, Oklahoma on a well-to-well basis.

Rig 92. This Weiss 45 rig was acquired as part of the Big A Drilling acquisition. It is currently working in Texas County, Oklahoma on a well-to-well basis.

Rig 2. This Cardwell L-350 was acquired in the Bison Drilling acquisition. It works primarily in the Arkoma Basin in Eastern Oklahoma. This rig is currently working in Marshall County, Oklahoma on a well-to-well basis.

Rig 91. This Ideco H-35 rig was acquired as part of the Big A Drilling acquisition. It is currently working in Seward County, Kansas on a well-to-well basis.

Rig 96. This Ideco H-35 rig was acquired as part of the Big A Drilling acquisition. It is currently working in Seward County, Kansas on a well-to-well basis.

Rig 93. This Ideco H-30 rig was acquired as part of the Big A Drilling acquisition. It is currently working in Cimarron County, Oklahoma on a well-to-well basis.

Rigs Being Refurbished

We are currently in the process of refurbishing four rigs, all of which we anticipate will be completed by the end of the second quarter 2006.

Rig 20. This Mid-Continent U-914-EC rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in October 2005 and believe it can be delivered in the first quarter of 2006. We have ordered a new derrick and substructure, drill pipe, power packages and SCR house which are scheduled for delivery beginning in the fourth quarter of 2005.

Rig 57. This Continental Emsco GB800 was acquired as part of the Thomas acquisition. We started its refurbishment in October 2005 and anticipate that it will be complete and drill ready by the end of the first quarter 2006.

Rig 23. This Continental Emsco D-3 rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in March 2006 and believe it can be delivered in the second quarter of 2006. We have ordered drill pipe, derrick and substructure power packages and SCR house which are scheduled for delivery beginning in the first quarter of 2006.

Rig 58. This Unit U-15 was acquired as part of the Thomas acquisition. We started its refurbishment in October 2005 and anticipate that it will be complete and drill ready by the end of the first quarter 2006.

Rigs in Inventory

We currently have 20 rigs held in inventory in our rig yards in Oklahoma. We define an inventoried rig as a rig that is included in our refurbishment plan and has been assigned a start and delivery date. The six additional rigs that we intend to refurbish during 2006 are described below. We intend to refurbish and deploy our remaining rigs held in inventory on a periodic basis, with such refurbishment currently scheduled for completion by the end of the second quarter of 2008.

Rig 24. This Skytop Brewster NE-12 rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in April 2006 and believe it can be delivered in the third quarter of 2006. We have ordered drill pipe, power packages and SCR house which are scheduled for delivery beginning in the first quarter of 2006.

Rig 25. This National 1320-UE rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in May 2006 and believe it can be delivered by the end of 2006. We have ordered drill pipe, power packages and SCR house which are scheduled for delivery beginning in the first quarter of 2006.

Rig 73. This Skytop Brewster N95 was acquired as part of the Eagle acquisition. We intend to start its refurbishment in April 2006 and believe it can be delivered in the third quarter of 2006.

Rig 74. This Mid-Continent 914 was acquired as part of the Eagle acquisition. We intend to start its refurbishment in July 2006 and believe it can be delivered in the fourth quarter of 2006.

Rig 21. This Mid-Continent U-914-EC rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in October 2005 and believe it can be delivered in the third quarter of 2006. We have ordered a new derrick and substructure, drillpipe, power packages and SCR house which are scheduled for delivery beginning in the fourth quarter of 2005.

Rig 22. This Continental Emsco D-3 rig was acquired as part of the Elk Hill acquisition. We intend to start its refurbishment in October 2005 and believe it can be delivered in the fourth quarter of 2006. We have ordered drill pipe, power packages and SCR house which are scheduled for delivery beginning in the fourth quarter of 2005.

Excess Rig Inventory

We currently have four rigs which we believe can be refurbished, but are not currently part of our refurbishment plan. We periodically review the market, our financial condition and our refurbishment yard capacity to determine if we will add additional rigs to our refurbishment plan.

Excess Equipment

As of January 30, 2006 we had an inventory of excess rig equipment that includes 42 drawworks (30 of which are 1,000 horsepower or higher), 84 blocks, 69 blow out preventors, 14 electric brakes, 52 hydromatic brakes, 59 rotary tables and 33 swivels. This inventoried equipment could be used with newly ordered or purchased parts to build additional rigs.

As of January 30, 2006, we owned a fleet of 53 trucks and related transportation equipment that we use to transport our drilling rigs to and from drilling sites. By owning our own trucks, we reduce the cost of rig moves and reduce downtime between rig moves.

We believe that our operating drilling rigs and other related equipment are in good operating condition. Our employees perform periodic maintenance and minor repair work on our drilling rigs. Historically, we have relied on various oilfield service companies for major repair work and overhaul of our drilling equipment. In April 2005, we opened a 41,000 square foot machine shop in Oklahoma City which allows us to refurbish and repair our rigs and equipment in-house. In the event of major breakdowns or mechanical problems, our rigs could be subject to significant idle time and a resulting loss of revenue if the necessary repair services are not immediately available.

Drilling Contracts

As a provider of contract land drilling services, our business and the profitability of our operations depend on the level of drilling activity by oil and natural gas exploration and production companies operating in the geographic markets where we operate. Our business has generally not been affected by seasonal fluctuations. The oil and natural gas exploration and production industry is a historically cyclical industry characterized by significant changes in the levels of exploration and development activities. During periods of lower levels of drilling activity, price competition tends to increase and results in decreases in the profitability of daywork contracts. In this lower level drilling activity and competitive price environment, we may be more inclined to enter into footage contracts that expose us to greater risk of loss without commensurate increases in potential contract profitability.

We obtain our contracts for drilling oil and natural gas wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork or footage basis. The contract terms we offer generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Generally, our contracts provide for the drilling of a single well and typically permit the customer to terminate on short notice, usually on payment of an agreed fee.

The following table presents, by type of contract, information about the total number of wells we completed for our customers during the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
Daywork	81	59	80	41	13
Footage	5	11	11	28	5
Turnkey	—	—	—	—	—

Total number of wells	86	70	91	69	18

Daywork Contracts.  Under daywork drilling contracts, we provide a drilling rig with required personnel to our customer who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is used. Daywork drilling contracts specify the equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of the out-of-pocket drilling costs and we generally bear no part of the usual risks associated with drilling, such as time delays and unanticipated costs.

Footage Contracts.  Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts as compared to daywork contracts. The risks to us on a footage contract are greater because we assume most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors’ services, supplies, cost escalation and personnel. We manage this additional risk through the use of engineering expertise and bid the footage contracts accordingly, and we maintain insurance coverage against some, but not all, drilling hazards. However, the occurrence of uninsured or under-insured losses or operating cost overruns on our footage jobs could have a negative impact on our profitability.

Turnkey Contracts.  Turnkey contracts typically provide for a drilling company to drill a well for a customer to a specified depth and under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. The drilling company would provide technical expertise and engineering services, as well as most of the equipment and drilling supplies required to drill the well. The drilling company may subcontract for related services, such as the provision of casing crews, cementing and well logging. Under typical turnkey drilling arrangements, a drilling company would not receive progress payments and would be paid by its customer only after it had performed the terms of the drilling contract in full.

Although we have not historically entered into any turnkey contracts, we may decide to enter into such arrangements in the future. The risks to a drilling company under a turnkey contract are substantially greater than on a well drilled on a daywork basis. This is primarily because under a turnkey contract the drilling company assumes most of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors’ services, supplies, cost escalations and personnel.

Customers and Marketing

We market our rigs to a number of customers. In 2004, we drilled wells for 29 different customers, compared to 34 customers in 2003 and 12 customers in 2002. The following table shows our customers which accounted for more than 5% of our total contract drilling revenue for the nine months ended September 30, 2005 and each of our last three years.

Customer	Total Contract Drilling Revenue Percentage
Nine Months Ended September 30, 2005
New Dominion, L.L.C.	16%
Chesapeake Energy Corporation	13%
Carl E. Gungoll Exploration, L.L.C.	9%
Encore Operating	8%
Western Oil and Gas Development Co.	7%
XTO Energy	7%
Triad Energy	6%
Mustang Fuel Corp.	5%
GHK	5%
Deka Exploration, Inc.	5%

2004
Carl E. Gungoll Exploration, L.L.C.	11%
Western Oil and Gas Development Co.	9%
New Dominion, L.L.C.	9%
Chesapeake Energy Corporation.	7%
XTO Energy	7%
Triad Energy	6%
Ward Petroleum Corp.	6%

2003
Carl E. Gungoll Exploration, L.L.C.	13%
Zinke and Trumbo, Inc.	11%
Questar Exploration & Production	8%
Medicine Bow Operating Co.	8%
Apache Corporation	7%

2002
Westport Oil and Gas Company, L.P.	23%
Prime Operating Company	16%
Windsor Energy Group, L.L.C.	13%
BRG Petroleum Corp.	7%
Carl E. Gungoll Exploration, L.L.C.	7%
King Energy, L.L.C.	7%
Titan Resources	6%

We primarily market our drilling rigs through employee marketing representatives. These marketing representatives use personal contacts and industry periodicals and publications to determine which operators are planning to drill oil and natural gas wells in the near future in our market areas. Once we have been placed on the “bid list” for an operator, we will typically be given the opportunity to bid on most future wells for that operator in the areas in which we operate. Our rigs are typically contracted on a well-by-well basis.

From time to time we also enter into informal, nonbinding commitments with our customers to provide drilling rigs for future periods at specified rates plus fuel and mobilization charges, if applicable, and escalation provisions. This practice is customary in the contract land drilling services business during times of tightening rig supply.

Competition

We encounter substantial competition from other drilling contractors. Our primary market area is highly fragmented and competitive. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry.

The drilling contracts we compete for are usually awarded on the basis of competitive bids. Our principal competitors are Nabors Industries, Inc., Patterson-UTI Energy, Inc., Unit Corp. and Helmerich & Payne, Inc. We believe pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

•	the type and condition of each of the competing drilling rigs;

•	the mobility and efficiency of the rigs;

•	the quality of service and experience of the rig crews;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment and the experience of our rig crews to differentiate us from our competitors. This strategy is less effective as lower demand for drilling services or an oversupply of rigs usually results in increased price competition and makes it more difficult for us to compete on the basis of factors other than price. In all of the markets in which we compete, an oversupply of rigs can cause greater price competition.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions. An influx of rigs from other regions could rapidly intensify competition and reduce profitability.

Many of our competitors have greater financial, technical and other resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	better retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

Raw Materials

The materials and supplies we use in our drilling operations include fuels to operate our drilling equipment, drilling mud, drill pipe, drill collars, drill bits and cement. We do not rely on a single source of supply for any of these items. While we are not currently experiencing any shortages, from time to time there have been shortages of drilling equipment and supplies during periods of high demand.

Shortages could result in increased prices for drilling equipment or supplies that we may be unable to pass on to customers. In addition, during periods of shortages, the delivery times for equipment and supplies can be substantially longer. Any significant delays in our obtaining drilling equipment or supplies could limit drilling operations and jeopardize our relations with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could have a material adverse effect on our financial condition and results of operations.

Operating Risks and Insurance

Our operations are subject to the many hazards inherent in the contract land drilling business, including the risks of:

•	blowouts;

•	fires and explosions;

•	loss of well control;

•	collapse of the borehole;

•	lost or stuck drill strings; and

•	damage or loss from natural disasters.

Any of these hazards can result in substantial liabilities or losses to us from, among other things:

•	suspension of drilling operations;

•	damage to, or destruction of, our property and equipment and that of others;

•	personal injury and loss of life;

•	damage to producing or potentially productive oil and natural gas formations through which we drill; and

•	environmental damage.

We seek to protect ourselves from some but not all operating hazards through insurance coverage. However, some risks are either not insurable or insurance is available only at rates that we consider uneconomical. Those risks include pollution liability in excess of relatively low limits. Depending on competitive conditions and other factors, we attempt to obtain contractual protection against uninsured operating risks from our customers. However, customers who provide contractual indemnification protection may not in all cases have sufficient financial resources or maintain adequate insurance to support their indemnification obligations. We can offer no assurance that our insurance or indemnification arrangements will adequately protect us against liability or loss from all the hazards of our operations. The occurrence of a significant event that we have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could materially and adversely affect our results of operations and financial condition. Furthermore, we may not be able to maintain adequate insurance in the future at rates we consider reasonable.

Our insurance coverage includes property insurance on our rigs, drilling equipment and real property. Our insurance coverage for property damage to our rigs and to our drilling equipment is based on a third party estimate of the appraised value of the rigs and drilling equipment. The policy provides for a deductible on rigs of $1.0 million per occurrence and a $40.0 million aggregate stop loss. Our third-party liability insurance coverage is $5.0 million per occurrence and in the aggregate, with a deductible of $10,000 per occurrence. We believe that we are adequately insured for public liability and property damage to others with respect to our operations. However, such insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage or damage to the environment.

Employees

As of January 30, 2006 following completing of the Big A Drilling acquisition, we had approximately 1,360 employees. Approximately 143 of these employees are salaried administrative or supervisory employees. The rest of our employees are hourly employees who operate or maintain our drilling rigs and rig-hauling trucks. The number of hourly employees fluctuates depending on the number of drilling projects we are engaged in at any particular time. None of our employees are subject to collective bargaining arrangements.

Certain personnel of our affiliate, Gulfport Energy Corporation, provide administrative services to us, including accounting, human resources, legal and technical support. We reimbursed Gulfport for its dedicated employee time, office space and general and administrative costs based upon the pro rata share of time its employees spend performing services for us. Effective April 1, 2005, we entered into an administrative services agreement with Gulfport with respect to those services. We have subsequently reduced the services being provided to us under this agreement. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement and Lease of Space” for additional information regarding the administrative services agreement.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As a result, our operations depend, to a considerable extent, on the continuing availability of such personnel. Although we have not encountered material difficulty in hiring and retaining qualified rig crews, shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors or be unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. While we believe our wage rates are competitive and our relationships with our employees are satisfactory, a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. The occurrence of either of these events for a significant period of time could have a material and adverse effect on our financial condition and results of operations.

Facilities

Our corporate headquarters is located at 14313 North May Avenue, Oklahoma City, Oklahoma in an office building owned by our affiliate, Gulfport. We lease approximately 1,100 square feet of space in the office building for which we pay Gulfport approximately $1,740 per month. This lease of office space is included in our administrative services agreement with Gulfport. The administrative services agreement has a three-year term, and upon expiration, it will continue on a month-to-month basis until cancelled by either party with at least 30 days prior written notice. The administrative services agreement is terminable (1) by us at any time with at least 30 days prior written notice to Gulfport and (2) by either party if the other party is in material breach and such breach has not been cured within 30 days of receipt of written notice of such default. See “Certain Relationships and Related Party Transaction—Administrative Services Agreement and Lease of Space” for further discussion regarding the administrative services agreement.

We own or lease from unaffiliated third parties the following properties:

•	a 13 acre yard used for equipment storage and the refurbishment of our inventoried rigs in Duncan, Oklahoma;

•	a 15 acre yard which includes an operations office, rig and equipment storage and a repair facility in Oklahoma City, Oklahoma;

•	a 16 acre yard used for equipment storage and the refurbishment of our inventoried rigs in Oklahoma City, Oklahoma;

•	a 10 acre yard used as our trucking fleet headquarters in Noble, Oklahoma;

•	a 10 acre yard used to dispatch trucks in Seminole, Oklahoma;

•	a 5 acre yard used to dispatch trucks in Woodward, Oklahoma;

•	a 13 acre yard which includes our machine shop used for drilling rig refurbishment, repair and maintenance in Oklahoma City, Oklahoma; and

•	an 8 acre yard used for equipment storage and the refurbishment of our inventoried rigs in Woodward, Oklahoma.

In connection with the Thomas acquisition, we leased the Duncan, Oklahoma yard for a six month term, with the right to extend the term for an additional three years. We also obtained an option to purchase the yard at any time during the term for $175,000.

In connection with the Big A Drilling acquisition, we leased an eight acre rig refurbishment yard located in Woodward, Oklahoma. The lease has an initial term of six months, and we have the option to extend the initial term for a period of three years following the expiration of the initial term. We have the option to purchase the leased premises at any time during the term of the lease for $200,000.

We believe these facilities are adequate to serve our current and anticipated needs.

Governmental Regulation

Our operations are subject to stringent federal, state and local laws and regulations governing the protection of the environment and human health and safety. Several such laws and regulations relate to the disposal of hazardous oilfield waste and restrict the types, quantities and concentrations of such regulated substances that can be released into the environment. Several such laws also require removal and remedial action and other cleanup under certain circumstances, commonly regardless of fault. Planning, implementation and maintenance of protective measures are required to prevent accidental discharges. Spills of oil, natural gas liquids, drilling fluids and other substances may subject us to penalties and cleanup requirements. Handling, storage and disposal of both hazardous and non-hazardous wastes are also subject to these regulatory requirements. In addition, our operations are often conducted in or near ecologically sensitive areas, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for accidental discharges of oil, natural gas, drilling fluids, contaminated water or other substances or for noncompliance with other aspects of applicable laws and regulations. Historically, we have not been required to obtain environmental or other permits prior to drilling a well. Instead, the operator of the oil and gas property has been obligated to obtain the necessary permits at its own expense.

The federal Clean Water Act, as amended by the Oil Pollution Act, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, CERCLA, the Safe Drinking Water Act, OSHA and their state counterparts and similar statutes are the primary vehicles for imposition of such requirements and for civil, criminal and administrative penalties and other sanctions for violation of their requirements. The OSHA hazard communication standard, the Environmental Protection Agency “community right-to-know” regulations under

Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require us to organize and report information about the hazardous materials we use in our operations to employees, state and local government authorities and local citizens. In addition, CERCLA, also known as the “Superfund” law, and similar state statutes impose strict liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered responsible for the release or threatened release of hazardous substances into the environment. These persons include the current owner or operator of a facility where a release has occurred, the owner or operator of a facility at the time a release occurred and companies that disposed of or arranged for the disposal of hazardous substances found at a particular site. This liability may be joint and several. Such liability, which may be imposed for the conduct of others and for conditions others have caused, includes the cost of removal and remedial action as well as damages to natural resources. Few defenses exist to the liability imposed by environmental laws and regulations. It is also not uncommon for third parties to file claims for personal injury and property damage caused by substances released into the environment.

Environmental laws and regulations are complex and subject to frequent changes. Failure to comply with governmental requirements or inadequate cooperation with governmental authorities could subject a responsible party to administrative, civil or criminal action. We may also be exposed to environmental or other liabilities originating from businesses and assets that we acquired from others. We are in substantial compliance with applicable environmental laws and regulations and, to date, such compliance has not materially affected our capital expenditures, earnings or competitive position. We do not expect to incur material capital expenditures in our next fiscal year in order to comply with current or reasonably anticipated environment control requirements. However, our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of regulatory noncompliance or contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate.

In addition, our business depends on the demand for land drilling services from the oil and natural gas industry and, therefore, is affected by tax, environmental and other laws relating to the oil and natural gas industry generally, by changes in those laws and by changes in related administrative regulations. It is possible that these laws and regulations may in the future add significantly to our operating costs or those of our customers or otherwise directly or indirectly affect our operations.

Legal Proceedings

We are plaintiffs in a lawsuit involving Atoka Operating, Inc., the defendant, originally filed by us on September 7, 2004 in the 15th Judicial District Court, Grayson County, Texas. This is a breach of contract suit or, alternatively, a suit on a sworn account wherein we sued the defendant for $942,000 as a result of the defendant’s refusal to make payment pursuant to the terms of a drilling contract. The defendant filed a counterclaim on October 11, 2004 for damages in excess of $2.8 million, alleging breach of contract, negligence, gross negligence and breach of warranties. Discovery is ongoing and no trial date has yet been set by the Court. We are vigorously prosecuting our claims and defending against the counterclaims in this matter and will continue to file appropriate responses, motions and documents as necessary. It is not possible to predict the outcome of this matter.

Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, with the exception of the matter discussed in the prior paragraph, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
D. Frank Harrison	58	Chief Executive Officer, President and Director
Zachary M. Graves	30	Chief Financial Officer, Secretary and Treasurer
Karl W. Benzer	55	Chief Operating Officer
Mike Liddell	52	Chairman of the Board and Director
David L. Houston	53	Director
Michael O. Thompson	52	Director
Phillip Lancaster	48	Director

D. Frank Harrison has served as served as Chief Executive Officer and a director of our company since May 2005 and as President since August 2005. Mr. Harrison served as President of Harding & Shelton, Inc., a privately held oil and natural gas exploration, drilling and development firm, from 1999 to 2002. From 2002 to 2005, Mr. Harrison served as an agent for the purchase and sale of oil and gas properties for entities controlled by Wexford. He graduated from Oklahoma State University with a Bachelor of Science degree in Sociology.

Zachary M. Graves has served as Chief Financial Officer, Secretary and Treasurer of our company since April 2005. He previously served as our Controller and the Controller of Gulfport from April 2003 to March 2005. Prior to joining our company, Mr. Graves served as an accountant with KPMG LLP from August 2000 to April 2003. He received a Bachelor of Business Administration degree in Accounting from the University of Oklahoma and is a licensed Certified Public Accountant.

Karl W. Benzer has served as our Chief Operating Officer since August 2005. From 2002 to August 2005, Mr. Benzer served as a Vice President and Division Manager of Unit Drilling Co., a privately held oil and natural gas land drilling company. From 1994 to 2001, Mr. Benzer served as the Senior Vice President of UTI Drilling L.P. and manager of Southland Drilling Company, Ltd and UTI Central Purchasing. UTI Energy Corp. was a publicly held oil and natural gas land drilling company that subsequently merged with Patterson Energy, Inc., a publicly held oil and natural gas land drilling company. Mr. Benzer graduated from the University of Rhode Island with a Bachelor of Science degree in Mechanical Engineering and a Master of Business Administration.

Mike Liddell has served as the Chairman of the Board and a director of our company since May 2005. Mr. Liddell has served as a director of Gulfport Energy Corporation since July 11, 1997, as its Chief Executive Officer since April 28, 1998, as its Chairman of the Board since July 28, 1998 and as its President since July 15, 2000. He received a Bachelor of Science degree in Education from Oklahoma State University.

David L. Houston has served as a director of our company since May 2005. Since 1991, Mr. Houston has been the principal financial advisor of Houston Financial, a firm that offers life and disability insurance, compensation and benefits plans and estate planning. He currently serves on the board of directors of Gulfport Energy Corporation and the board of directors and executive committee of Deaconess Hospital, located in Oklahoma City, Oklahoma. Mr. Houston is the former chair of the Oklahoma State Ethics Commission and the Oklahoma League of Savings Institutions. He received a Bachelor of Science degree in Business from Oklahoma State University and a graduate degree in Banking from Louisiana State University.

Michael O. Thompson has served as a director of our company since July 2005. Mr. Thompson has served as the president of the Oklahoma Independent Petroleum Association (OIPA) since September 1991. The OIPA is the largest state-based oil and natural gas association in the United States. Mr. Thompson has served as the executive director of the Oklahoma Energy Education Foundation since its inception in July 1995 and has served as the administrator of the Oklahoma Energy Resources Board since 1995. He received a Bachelor of Arts degree from East Central University in May 1983.

Phillip Lancaster has served as a director of our company since July 2005. Since April 2000, Mr. Lancaster’s has served as a managing director for a sports facility in Dallas, Texas which is affiliated with ClubCorp. Mr. Lancaster is a founder and has served as a director of three Australian companies, Ozpride Pty LTD., Texoz Pty LTD and Magipark Pty LTD since 1996, 1994 and 1990, respectively. The principal business of these companies is real-estate investment and property management in Australia. Mr. Lancaster was the managing partner of Lankin Drilling Fund, Inc. from 1985 through 1999. Mr. Lancaster received a Bachelor of Science degree in Sociology from David Lipscomb College in 1978.

Our Board of Directors and Committees

Our board of directors currently consists of five directors. Our directors generally serve one-year terms from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Our board of directors has established an audit committee whose functions include the following:

•	assist the board of directors in its oversight responsibilities regarding (1) the integrity of our financial statements, (2) our risk management compliance with legal and regulatory requirements, (3) our system of internal controls regarding finance and accounting and (4) our accounting, auditing and financial reporting processes generally, including the qualifications, independence and performance of the independent auditor;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate our independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee are set forth in the audit committee charter. Our audit committee includes three directors, Mr. Houston, Mr. Thompson and Mr. Lancaster.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Because we are considered to be controlled by Wexford under The Nasdaq National Market rules, we are eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We have elected to take advantage of these exemptions. Upon consummation of this offering, however, we will cease to be a controlled company within the meaning of these rules. Accordingly, we will be required to comply with these provisions after the specified transition periods.

Director Compensation

Prior to our initial public offering in August 2005, none of our directors received compensation for services rendered as a board member. Following completion of our initial public offering, our non-employee directors are paid a monthly retainer of $1,000 and a per meeting attendance fee of $500 and are reimbursed for all ordinary and necessary expenses incurred in the conduct of our business. Members of our board of directors who are also officers or employees of our company do not receive compensation for their services as directors.

In connection with our initial public offering, we implemented our 2005 Stock Incentive Plan. Under the plan, certain non-employee directors were granted a nonqualified stock option to purchase 20,000 shares of our common stock at an exercise price of $17.00 per share, an amount equal to the initial public offering price. Options granted to eligible non-employee directors under the plan vest in 36 equal monthly installments beginning on the date of grant and are exercisable for a period of ten years beginning on the date of its grant.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee. None of our executive officers serves, or has served during the past year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following table sets forth the compensation information earned during 2005 by our Chief Executive Officer and by the two most highly compensated executive officers and one additional executive officer who would have been one of our most highly compensated executive officer if he had continued to be employed with us as of December 31, 2005. We refer to these officers as our named executive officers in other parts of this prospectus.

Name and Principal Position	Year	Annual Compensation (1)		Long Term Compensation Securities Underlying Options (#)	All Other Compensation (2)
		Salary	Bonus
D. Frank Harrison (3)	2005	$126,017	$200,000	200,000	$2,000
Chief Executive Officer & President

Karl W. Benzer (4)	2005	$49,945	$75,000	70,000	$831
Chief Operating Officer

Zachary M. Graves (5)	2005	$66,843	$115,000	60,000	$1,081
Chief Financial Officer

Steven C. Hale (6)	2005	$125,000	$25,000	—	$4,000,000	(6)
Former Chief Operating Officer

(1)	Amounts shown include cash and non-cash compensation earned and received by the named executives as well as amounts earned but deferred at their election. We provide various perquisites to certain employees, including the named executives. In each case, the aggregate value of the perquisite provided to the named executives did not exceed $50,000 or 10% of such named executive’s total annual salary and bonus.

(2)	Amounts represent our matching contributions to our 401(k) Plan.

(3)	Mr. Harrison joined us in May 2005 with a salary of $200,000. His current salary is $300,000.

(4)	Mr. Benzer joined us in August 2005 with a salary of $180,000. His current salary is $200,000.

(5)	Mr. Graves joined us in April 2005 with a salary of $135,000. His current salary is $190,000.

(6)	Mr. Hale served as our President beginning in June 2001 and as our Chief Operating Officer beginning in April 2005 and resigned in August 2005. Under the terms of an agreement between Bronco Drilling

Holdings, L.L.C., an entity controlled by Wexford, and Mr. Hale, following successful completion of our initial public offering, Mr. Hale was entitled to receive the sum of $2.0 million and shares of our common stock having a market value of $2.0 million based on the initial public offering price. These payments were made by Bronco Drilling Holdings and not by us. We will account for these payments as a capital contribution to us in the amount of $4.0 million and compensation expense in the amount of $4.0 million during the third quarter of 2005, the period in which such obligations were incurred.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning option grants made to the named executive officers during 2005 pursuant to our 2005 Stock Incentive Plan.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)
	Number of Securities Underlying Options Granted(#)	Percentage of Total Options Granted to Employees in Fiscal Year(1)	Exercise Price ($/Sh)	Expiration Date	5%	10%
D. Frank Harrison	200,000	35%	$17.00	8/16/2010	$939,357	$2,075,734
Karl W. Benzer	70,000	12%	$18.70	8/25/2010	$361,653	$799,158
Zachary M. Graves	60,000	10%	$17.00	8/16/2010	$281,807	$622,720
Steven C. Hale	—	—	—	—	—	—

(1)	In 2005, we granted options to purchase a total of 574,500 shares of common stock at exercise prices ranging from $17.00 to $25.51 per share.

(2)	In accordance with SEC rules, the amounts shown on this table represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date and do not reflect our estimates or projections of the future price of our common stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder’s continued employment through the option period, and the date on which the options are exercised.

Option Exercises in Last Fiscal Year

The following table sets forth certain information concerning all unexercised options held by the named executive officers as of December 31, 2005. None of the named executive officers exercised any options during 2005.

	Shares Acquired on Exercise(#)	Value Realized($)	Number of Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
D. Frank Harrison	—	—	22,222	177,778	$133,554	$1,068,446
Karl W. Benzer	—	—	7,778	62,222	$33,523	$268,177
Zachary M. Graves	—	—	6,667	53,333	$40,069	$320,531
Steven C. Hale	—	—	—	—	—	—

(1)	Value for “in-the-money” options represents the positive spread between the respective exercise prices of outstanding options and the closing price of the shares of common stock on The Nasdaq National Market of $23.01 per share on December 30, 2005.

2005 Stock Incentive Plan

We have implemented our 2005 Stock Incentive Plan. The purpose of the plan is to enable our company, and any of its affiliates, to attract and retain the services of the types of employees, consultants and directors who will contribute to our long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of our stockholders. The plan provides a means by which eligible recipients of awards may be given an opportunity to benefit from increases in value of our common stock through the granting of incentive stock options and nonstatutory stock options.

Eligible award recipients are employees, consultants and directors of our company and its affiliates. Incentive stock options may be granted only to our employees. Awards other than incentive stock options may be granted to employees, consultants and directors. The shares that may be issued pursuant to awards consist of our authorized but unissued common stock, and the maximum aggregate amount of such common stock which may be issued upon exercise of all awards under the plan, including incentive stock options, may not exceed 500,000 shares, subject to adjustment to reflect certain corporate transactions or changes in our capital structure. In November 2005, we amended the plan to increase the number of shares reserved for issuance from 500,000 to 1,000,000.

We have granted options to employees and certain non-employee directors to purchase a total of 654,500 shares of our common stock under the plan, including option grants covering a total of 200,000 shares to D. Frank Harrison, 60,000 shares to Zachary M. Graves and 70,000 shares to Karl M. Benzer. These options have a weighted average exercise price of $19.55 per share, have a term of ten years and vest in 36 equal monthly installments beginning on the date of grant. In addition, we have granted options to eligible non-employee directors as described in “—Director Compensation,” above.

Employment Agreements

On August 25, 2005, we entered into an employment agreement with Karl W. Benzer, our Chief Operating Officer. The agreement has a five year term and provided for an initial base salary of $180,000 per year which was increased to $200,000 per year effective January 1, 2006. Under the agreement, Mr. Benzer will be eligible to receive, but is not guaranteed, salary increases, based upon merit (as determined by our Chief Executive Officer), our financial performance (as determined by our monthly profit and loss statements), market conditions and other industry factors. The agreement provides for a one-time year-end bonus of $50,000 to be paid on December 31, 2005, and a one-time, first-quarter bonus of $40,000 to be paid on January 16, 2006, subject to certain forfeiture conditions. Beginning in 2006, Mr. Benzer will also be eligible for bonuses based upon merit, financial performance, market conditions and other industry factors. The agreement also grants Mr. Benzer an option to purchase 70,000 shares of our common stock at a price of $18.70 per share. If we terminate Mr. Benzer’s employment without cause, Mr. Benzer is entitled to severance pay equal to the base salary earned under the agreement through the date of such termination without cause, and base salary for the remainder of the term of the agreement. Mr. Benzer will also be permitted to exercise stock options then vested within ten days of such termination without cause by us. The agreement provides that during the five-year term of Mr. Benzer’s employment with us and for a period of two years thereafter or, if longer, a period of two years following the termination of Mr. Benzer’s employment with us, Mr. Benzer will not recruit, solicit, encourage or induce any employees of ours or our affiliates to terminate their employment or otherwise disrupt any employees relationship with us or our affiliates or hire, employ or offer employment to any person who is or was employed by us or any of our affiliates. Mr. Benzer is also prohibited, during the five-year term of his employment with us and for a period of two years thereafter, or, if longer, a period of two years following the termination of Mr. Benzer’s employment with us, from soliciting any past or current customer, supplier or any other person with a business relationship with us to cease doing business with us.

In connection with our initial public offering, we entered into an employment agreement with Steven C. Hale, our former President and Chief Operating Officer. Mr. Hale resigned from his positions with us in

August 2005. His employment agreement provided for an annual base salary of $175,000 during its one-year term. The employment agreement also provided that in the event that Mr. Hale was terminated by us without cause, Mr. Hale would have been entitled to severance pay in an aggregate amount equal to three months of his then current base salary. No severance payments were due, payable or made to Mr. Hale by us under the employment agreement or otherwise. Under the employment agreement, Mr. Hale is prohibited, for a period of five years following the termination of Mr. Hale’s employment, from directly or indirectly disclosing any confidential information Mr. Hale obtained as a result of his employment. Mr. Hale is also prohibited, for a period of 12 months following his termination of employment with us, from soliciting the business of any established customer of ours in the United States or soliciting, enticing, persuading or inducing any employee, agent or representative of ours to terminate such person’s relationship with us or to become employed by any business or person other than us or hire or retain any such person.

Under the terms of an agreement between Bronco Drilling Holdings, L.L.C. and Mr. Hale, following successful completion of our initial public offering, Mr. Hale was entitled to receive the sum of $2.0 million and shares of our common stock having a market value of $2.0 million based on the initial public offering price. These payments were made by Bronco Drilling Holdings and not by us. We will account for these payments as a capital contribution to us in the amount of $4.0 million and compensation expense in the amount of $4.0 million during the third quarter of 2005, the period in which such obligations were incurred.

Limitations of Liability and Indemnification of Directors and Officers

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the Delaware General Corporation Law, or DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

Our certificate of incorporation also provides that we will, to the fullest extent permitted by Delaware law, indemnify our directors and officers against losses that they may incur in investigations and legal proceedings resulting from their service.

Our bylaws include provisions relating to advancement of expenses and indemnification rights consistent with those provided in our certificate of incorporation. In addition, our bylaws provide:

•	for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time; and

•	permit us to purchase and maintain insurance, at our expense, to protect us and any of our directors, officers and employees against any loss, whether or not we would have the power to indemnify that person against that loss under Delaware law.

Liability Insurance and Indemnification Agreements

We have obtained liability insurance for our current directors and officers. We have also entered into contractual indemnification arrangements with our directors and executive officers under which we have agreed, in certain circumstances, to compensate them for costs and liabilities incurred in actions brought against them while acting as directors or executive officers of our company.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Administrative Services Agreement and Lease of Space

Effective April 1, 2005, we entered into an administrative services agreement with Gulfport Energy Corporation. Under this agreement, Gulfport agreed to provide certain services to us, including accounting, human resources, legal and technical support services. In return for these services, we agreed to pay Gulfport an annual fee of approximately $414,000 payable in equal monthly installments during the term of this agreement. In January 2006, we reduced the level of services being provided by Gulfport and the annual fee was reduced to $195,000. In addition, we lease approximately 1,200 square feet of office space from Gulfport for our headquarters located in Oklahoma City, Oklahoma. We pay Gulfport annual rent of approximately $44,191 payable in equal monthly installments. The services we receive under the administrative services agreement and the fees for such services can be amended by mutual agreement of the parties. The administrative services agreement has a three-year term, and upon expiration of that term the agreement will continue on a month-to-month basis until cancelled by either party with at least 30 days prior written notice. The administrative services agreement is terminable (1) by us at any time with at least 30 days prior written notice to Gulfport and (2) by either party if the other party is in material breach and such breach has not been cured within 30 days of receipt of written notice of such breach. Prior to entry into this administrative services agreement, we reimbursed Gulfport for its dedicated employee time, office space and general and administrative costs based upon the pro rata share of time its employees spend performing services for us. In 2004, 2003 and 2002, we made payments to Gulfport for such services and overhead totaling approximately $115,000, $33,000 and $37,000, respectively. Three of our directors, Mike Liddell, David L. Houston and Phil Lancaster, are also directors of Gulfport and Mr. Liddell is Gulfport’s Chairman. Wexford, our principal stockholder, is also the largest stockholder of Gulfport.

Credit Facilities

On July 1, 2004, we entered into a revolving line of credit with International Bank of Commerce with a borrowing base of the lesser of $2.0 million or 80% of current receivables. Our performance obligations under this credit facility were guaranteed by Wexford Partners VI, L.P., a fund controlled by Wexford, and Taurus Investors, LLC, a member of our predecessor company that is also controlled by Wexford. Borrowings under this line bore interest at a rate equal to the greater of 4.0% or JPMorgan Chase prime. Accrued but unpaid interest was payable monthly. On January 1, 2005, we amended our line of credit with International Bank of Commerce to increase the borrowing base to the lesser of $3.0 million or 80% of current receivables. The line of credit had a maturity date of November 1, 2006. At September 30, 2005, our outstanding borrowings under this line of credit were $3.0 million. We repaid all outstanding borrowings under this line of credit in January 2006 with borrowings under our new revolving facility and the line of credit was terminated.

On February 15, 2005, we entered into a $5.0 million revolving credit facility with Solitair LLC, an entity controlled by Wexford. Borrowings under this facility bore interest at a rate equal to LIBOR plus 5.0%. Payments of principal and accrued but unpaid interest were due on the maturity date of the credit facility. In connection with the amendment of our senior credit facility with GECC on April 22, 2005, Solitair entered into a subordination agreement which, among other thing, effectively amended the maturity date of its loan to the later of (1) six months after the actual maturity date of our credit facility with GECC and (2) December 1, 2010. We repaid all $5.0 million of outstanding borrowings under this credit facility on August 22, 2005 with a portion of the proceeds from our initial public offering and the facility was terminated.

On June 30, 2005, we borrowed $13.0 million from Alpha Investors LLC, an entity controlled by Wexford, to fund a portion of our acquisitions of 100% of the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard for an aggregate of $20.0 million. The outstanding principal balance of the loan plus accrued but unpaid interest was due in full upon the earlier to occur of the completion of our initial public offering and the maturity of the loan on July 1, 2006. Borrowings under our loan with Alpha bore interest at a rate equal to LIBOR plus 5% until September 30, 2005, and thereafter at a rate equal to LIBOR plus 7.5%. We repaid this loan in full on August 22, 2005 with a portion of the proceeds from our initial public offering.

On October 14, 2005, we borrowed $50.0 million from Theta Investors LLC, an entity controlled by Wexford, to fund a portion of the purchase price for the Thomas acquisition. The loan provided for maximum aggregate borrowings of up to $60.0 million that bore interest at a rate equal to LIBOR plus 400 basis points until December 15, 2005 and, thereafter, at a rate equal to LIBOR plus 600 basis points. Payment of principal and accrued but unpaid interest was due on October 15, 2006. Our obligations under the Theta loan were guaranteed by each of our principal subsidiaries. We borrowed $50.0 million under this loan on October 14, 2005. We repaid this facility in full on November 3, 2005, with a portion of the proceeds from our follow-on public offering which closed on November 2, 2005.

Drilling Services

During 2002, 2003, 2004 and the nine months ended September 30, 2005, we received $396,000, $184,000, $0 and $1,871,000, respectively, for drilling services rendered to Windsor Energy, LLC, an affiliate of Wexford. We intend to continue to provide these services at prevailing market rates on both a well-by-well and term contract basis.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date hereof, before and after this offering by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock; and

•	the selling stockholder.

Except as otherwise indicated, the beneficial owners named in the table below have sole voting and investment power with respect to all shares of capital stock held by them.

Name	Beneficial Ownership Prior to Offering		Shares to be Sold in the Offering	Beneficial Ownership Immediately After the Offering
	Number	Percent (1)		Number	Percent (1)
5% Stockholder:
Bronco Drilling Holdings, L.L.C. (2)	13,092,353	56.3%	1,300,000	11,792,353	47.3%

Directors and Named Executive Officers:
D. Frank Harrison (3)	38,889	*	—	38,889	*
Mike Liddell	—	*	—	—	*
David L. Houston (4)	3,889	*	—	3,889	*
Michael O. Thompson (4).	3,889	*	—	3,889	*
Phillip Lancaster (4)	3,889	*	—	3,889	*
Karl W. Benzer (5)	13,611	*	—	13,611	*
Zachary M. Graves (6)	11,666	*	—	11,666	*
Steven C. Hale	117,647	*	—	117,647	*
Directors and executive officers as a group (8 persons) (7)	75,833	*	—	75,833	*

*	Less than 1%

(1)	Percentage of beneficial ownership is based upon 23,237,939 shares of common stock outstanding prior to the offering, and 24,937,939 shares of common stock outstanding after the offering. The table assumes no exercise of the underwriters’ overallotment option. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person owns or has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ.

(2)	Wexford Capital LLC is the sole manager of Bronco Drilling Holdings, L.L.C. Wexford’s address is Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(3)	Includes 38,889 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(4)	Includes 3,889 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(5)	Includes 13,611 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(6)	Includes 11,666 shares beneficially owned under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(7)	Includes 75,833 shares beneficially owned by the directors and executive officers under options that are currently exercisable or will become exercisable within 60 days after the date hereof.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, amended and restated certificate of incorporation and our bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and our bylaws as so amended and restated, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Our shares of common stock are quoted on The Nasdaq National Market.

Common Stock

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors can elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Our certificate of incorporation denies stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock have no redemption or conversion rights nor are they entitled to the benefits of any sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of shares of common stock shall be entitled to receive, pro rata, all the remaining assets of our company available for distribution to our stockholders after payment of our debts and after there shall have been paid to or set aside for the holders of capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors may fix for each series:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which the board of directors is legally authorized to fix or alter.

We do not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our board of directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company. We have no present plans to issue any shares of preferred stock.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated preferred stock.  The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings.  Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder action by written consent.  Our certificate of incorporation and bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board. This provision, which may not be amended except by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board.

Amendment of the bylaws.  Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Removal of Director.  Our certificate of incorporation and bylaws provide that members of our board of directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation.  Our certificate of incorporation provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of our certificate of incorporation inconsistent with the provisions of our certificate of incorporation dealing with distributions on our common stock, our board of directors, our bylaws, meetings of our stockholders or amendment of our certificate of incorporation.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Computershare Shareholder Services, Inc. and its subsidiary, EquiServe Trust Company, N.A., are the transfer agent and registrar for our common stock.

SECURITIES ELIGIBLE FOR FUTURE SALE

Future sales in the public markets of substantial amounts of common stock could adversely affect the market prices prevailing from time to time for our common stock. It could also impair our ability to raise capital through future sales of equity securities.

Upon completion of this offering, we will have 24,937,939 shares of our common stock outstanding, assuming no exercise of the underwriters’ overallotment option. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any.

Lock-Up Agreements

In connection with this offering, we, our officers and directors and Bronco Drilling Holdings, L.L.C., our largest stockholder and an entity controlled by Wexford, will enter into lock-up agreements that prohibit us and these other individuals or entities, directly or indirectly, from selling or otherwise disposing of any shares or securities convertible into shares for a period of 90 days after the date of this prospectus, without the prior written consent of Jefferies & Company, Inc., subject to limited exceptions. Immediately following this offering, persons subject to lock-up agreements will beneficially own 11,868,186 shares, representing approximately 47.4% of the then outstanding shares, or approximately 45.6% if the underwriters’ overallotment option is exercised in full.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the completion of our initial public offering, a person who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period the number of those restricted securities that does not exceed the greater of:

•	1% of the total number of shares then outstanding; and

•	the average weekly trading volume of the shares on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been one of our affiliates at any time during the three months preceding a sale, and that has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner of sale or other limitations contained in Rule 144.

Stock Options

An aggregate of 1,000,000 shares of our common stock have been reserved for issuance pursuant to our 2005 Stock Incentive Plan, as amended, 654,500 of which have been granted. We intend to file a registration statement on Form S-8 with respect to the issuance of all shares issuable under the plan. Accordingly, shares issued pursuant to this plan will be freely tradable, except for any shares held by our affiliates, as such term is defined by the SEC.

Registration Rights

We have entered into a registration rights agreement with Bronco Drilling Holdings. Under the registration rights agreement, Bronco Drilling Holdings has three demand registration rights, as well as “piggyback”

registration rights. The demand rights enable Bronco Drilling Holdings to require us to register its shares of our common stock with the SEC at any time, subject to the 90-day lock-up agreement it will enter into in connection with this offering. The piggyback rights will allow Bronco Drilling Holdings to register the shares of our common stock that it owns along with any shares that we register with the SEC. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares.

In connection with our Big A Drilling acquisition, we issued an aggregate of 72,571 shares of our common stock to the sellers. We have agreed to file a registration statement on Form S-3 with the SEC on or about August 16, 2006 to facilitate the resale of those shares by the sellers. Subject to certain exceptions, once the registration statement has been declared effective, we have agreed to use our commercially reasonable efforts to keep it effective until all the shares have been sold thereunder or until such shares may be sold under Rule 144, whichever occurs first.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us, the selling stockholder and Jefferies & Company, Inc., as representative of the several underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholder have agreed to sell to each named underwriter, the number of shares of common stock set forth opposite its name in the following table.

Underwriter	Number of Shares
Jefferies & Company, Inc.
Johnson Rice & Company L.L.C.

Total	3,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered by us and the selling stockholder are subject to the satisfaction of some conditions. The underwriters are obligated to purchase all of the shares offered, if any of the shares are purchased, other than the shares covered by the overallotment option described below. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to some dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $         per share to other dealers. After this offering, the public offering price, the concession to selected dealers and reallowance to other dealers may be changed by the underwriters.

The selling stockholder has granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to 450,000 additional shares at the public offering price less the underwriting discount set forth on the cover of this prospectus. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 450,000 additional shares.

	Per Share	Without Over Allotment	With Over Allotment
Public offering price by us	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds to us before expenses	$	$	$
Public offering price by the selling stockholder	$	$	$
Underwriting discounts and commissions payable by the selling stockholder	$	$	$
Proceeds to the selling stockholder before expenses	$	$	$

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $500,000.

This offering of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of the shares of our common stock in whole or in part.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make because of any of those liabilities.

We, the selling stockholder, our executive officers and our directors have agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of Jefferies & Company, Inc. However, Jefferies & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have been advised by the representative of the underwriters that, in accordance with Regulation M, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a short position by making short sales of our shares and may purchase shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can either be “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares from the selling stockholder in this offering. “Naked” short sales are sales in excess of the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” that short position by either exercising all or part of the overallotment option to purchase additional shares from the selling stockholder or by engaging in “syndicate covering transactions.” The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares through the overallotment option.

A “stabilizing bid” is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representative to reclaim the selling concession from an underwriter or syndicate member when shares sold by such underwriter or syndicate member are purchased by the representative in a stabilizing or syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be conducted on The Nasdaq National Market or otherwise.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

LEGAL MATTERS

The validity of the shares of common stock that are offered hereby by us and the selling stockholder will be passed upon by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters will be passed upon for the underwriters by Porter & Hedges, L.L.P.

EXPERTS

The consolidated financial statements of Bronco Drilling Company, L.L.C. and Subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, the combined financial statements of Strata Drilling, L.L.C. and Affiliate as of December 31, 2004 and for the year then ended and the combined financial statements of Eagle Drilling L.L.C. and Affiliates as of December 31, 2004 and 2003 and for each of the years then ended appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

The financial statements of Thomas Drilling Company as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 appearing in this prospectus and the registration statement of which this prospectus is a part have been audited by Freemon, Shapard & Story, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

INDEX TO PRO FORMA COMBINED

FINANCIAL STATEMENTS

BRONCO DRILLING COMPANY, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

The following are our unaudited pro forma combined balance sheet as of September 30, 2005 and our unaudited pro forma combined statements of operations for the year ended December 31, 2004 and nine months ended September 30, 2005 for Bronco Drilling Company, Inc. The unaudited pro forma combined balance sheet gives pro forma effect to the following transactions as if consummated on September 30, 2005 and the unaudited pro forma combined statements of operations gives pro forma effect to the following transactions as if consummated on January 1, 2004:

Offering Adjustments:

•	The sale of 4,025,000 shares of our common stock in our follow on offering completed October 28, 2005 at a price of $23.00 per share for proceeds of $87.5 million, net of underwriting discounts and estimated offering expenses, and the application of such proceeds.

•	The sale of 1,700,000 shares of common stock in this offering at an offering price of $31.02 per share for proceeds of $49.7 million, net of underwriting discounts and offering expenses.

Pro Forma Adjustments:

•	The acquisition of Strata Drilling, L.L.C. and its affiliate, Strata Property, L.L.C. (collectively “Strata”).

•	The acquisition of Thomas Drilling Co. (“Thomas”).

•	The acquisition of Eagle Drilling, L.L.C. and its affiliates, Thornton Drilling Equipment, L.L.C., and Riverside Oilfield Equipment, L.L.C. (collectively “Eagle”).

The Thomas, Eagle and Strata acquisitions are accounted for as purchases and, as a result, the acquired assets are recorded at their fair value at the time of purchase. The fair values are based upon our management’s estimate of fair value and, although they are believed to be reasonable, the purchase price allocation is subject to change as we gather additional information to finalize the fair value appraisals of assets acquired.

The following unaudited pro forma combined financial statements and accompanying notes should be read together with our historical financial statements and the historical financial statements of Strata, Eagle and Thomas appearing elsewhere in this prospectus. The unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations were derived by adjusting those historical financial statements. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments when we finalize our asset appraisals. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of this offering and the other transactions specified above, and that the pro forma adjustments give appropriate effect to the assumptions made and are properly applied in the unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements do not give effect to our recently completed acquisition of Hays Trucking, Inc., which was not a financially significant acquisition. The unaudited pro forma combined financial statements do not purport to present the financial position or results of operations of the Company had this offering and the other transactions actually been completed as of the dates indicated. Moreover, they do not purport to project the Company’s financial position or results of operations for any future date or period.

BRONCO DRILLING COMPANY, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

SEPTEMBER 30, 2005

(in thousands)

	Historical Bronco Drilling Company, Inc.	Offering Adjustments		Historical Eagle Drilling	Historical Thomas Drilling	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$75,853	$87,483 49,676	(g) (h)	$71	$1,009	$(71 (1,009 (68,000 (50,000	)(e) )(e) )(b) )(c)	$95,012
Trade receivables	15,373	—		319	5,651	(319 (5,651	)(e) )(e)	15,373
Contract Drilling in Progress	2,085	—		837	—	(837	)(e)	2,085
Prepaid expenses and other	829	—		62	678	(62 (678	)(e) )(e)	829

Total current assets	94,140	137,159		1,289	7,338	(126,627)		113,299
Property and equipment, at cost	145,199	—		7,601	18,041	46,667 28,390	(b) (c)	243,745
Less accumulated depreciation and						(2,153	)(e)
amortization	11,764	—		879	13,381	879 13,381	(e) (e)	11,764

Net property and equipment	133,435			6,722	4,660	87,164		231,981

Goodwill	—	—		—	—	572	(b)	14,734
						14,162	(c)
Intangible assets, net of amortization	262	—		—	—	2,720 2,000	(b) (c)	4,982
Restricted cash and other	3,955	—		—	122	(122	)(e)	3,955

Total assets	$231,792	$137,159		$8,011	$12,120	$(20,131)		$368,951

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$10,396	$—		$284	$682	$(284 (682	)(e) )(e)	$10,396
Accrued liabilities	3,315	—		1,658	—	(1,658	)(e)	3,315
Current maturities of long-term debt	5,733	—		—	—	—		5,733
Notes payable	9,216	—		164	2,974	(164 (2,974	)(e) )(e)	9,216

Total current liabilities	28,660	—		2,106	3,656	(5,762)		28,660
Non-current liabilities:
Long-term debt	37,267	—		19	—	(19	)(e)	37,267
Deferred income taxes	20,834	—		—	—	—		20,834

Total liabilities	86,761	—		2,125	3,656	(5,781)		86,761

Equity:
Common Stock	191	40 17	(g) (h)	—	—	—		248
Paid in capital	151,139	87,443 49,659	(g) (h)	—	1,341	(1,341	)(e)	288,241
Accumulated deficit	(6,299)	—		—	7,297	(7,297	)(e)	(6,299)
Treasury Stock	—	—		—	(174)	174	(e)	—
Notes receivable from member	—	—		(141)	—	141	(e)	—
Members’ interest	—	—		6,027	—	(6,027	)(e)	—

Total equity	145,031	137,159		5,886	8,464	(14,350)		282,190

Total liabilities and partners’ equity	$231,792	$137,159		$8,011	$12,120	$(20,131)		$368,951

See accompanying notes to the unaudited pro forma financial statements.

BRONCO DRILLING COMPANY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(Amounts in thousands, except per share amounts)

	Historical Bronco Drilling Drilling Company, Inc.	Historical Eagle Drilling	Historical Thomas Drilling	Pro Forma Adjustments		Pro Forma Combined
Contract drilling revenues	$38,875	$9,964	$24,368	$3,715	(a)	$76,922

Expenses:

Contract drilling	23,880	3,937	16,399	1,965	(a)	46,181
Depreciation and amortization	4,854	515	657	5,053 1,134 437	(b) (c) (a)	12,650
General and administrative	6,767	5,278	1,411	781	(a)	14,237

Total operating costs and expenses	35,501	9,730	18,467	9,370		73,068

Income from operations	3,374	234	5,901	(5,655)		3,854
Other income (expense):
Interest expense	(652)	(41)	(33)	41 33	(d) (d)	(652)
Loss from early extinguishment of debt	(993)	—	—	—		(993)
Interest income	203	—	17	13	(a)	233
Other	41	297	201	411	(a)	950

Total other income (expense)	(1,401)	256	185	498		(462)

Income from continuing operations and before income taxes	1,973	490	6,086	(5,157)		3,392
Income tax (benefit) expense	3,688	—	—	(2,409	)(f)	1,279

Net Income	$(1,715)	$490	$6,086	$(2,748)		$2,113

Pro forma income per common share – basic (Note 4)	$(0.12)					$0.11

Pro forma income per common share – diluted (Note 4)	$(0.12)					$0.11

Weighted average pro forma shares outstanding – basic (Note 4)	14,330					19,169

Weighted average pro forma shares outstanding – diluted (Note 4)	14,346					19,185

See accompanying notes to the unaudited pro forma financial statements.

BRONCO DRILLING COMPANY, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

(Amounts in thousands, except per share amounts)

	Historical Bronco Drilling Company, Inc.		Historical Strata Drilling	Historical Eagle Drilling	Historical Thomas Drilling	Pro Forma Adjustments		Pro Forma Combined
	(in thousands, except per unit data)
Contract drilling revenues	$21,873		$6,116	$1,028	$18,943	$—		$47,960

Expenses:

Contract drilling	18,670		3,570	1,041	6,115	—		29,396
Depreciation and amortization	3,695		392	277	653	482 3,366 1,922	(a) (b) (c)	10,787
General and administrative	1,714		1,144	746	9,340	—		12,944

Total operating costs and expenses	24,079		5,106	2,064	16,108	5,770		53,127

Income from operations	(2,206)		1,010	(1,036)	2,835	(5,770)		(5,167)
Other income (expense):
Interest expense	(285)		(312)	—	(18)	(7 18 312	)(a) (d) (d)	(292)
Interest income	10		—	—	19	—		29
Other	—		14	—	141	—		155
Gain on sale of assets	—		—	—	251	—		251

Total other income (expense)	(275)		(298)	—	393	323		143

Income (loss) from continuing operations and before income taxes	(2,481)		712	(1,036)	3,228	(5,447)		(5,024)
Income tax expense (benefit)	(935	)(i)	—	—	—	(959	)(f)	(1,894)

Net Income (loss)	$(1,546)		$712	$(1,036)	$3,228	$(4,488)		$(3,130)

Pro forma income per common share – basic (Note 4)	$(0.12)							$(0.17)

Pro forma income per common share – diluted (Note 4)	$(0.12)							$(0.17)

Weighted average pro forma shares outstanding – basic (Note 4)	13,360							18,199

Weighted average pro forma shares outstanding – diluted (Note 4)	13,360							18,199

See accompanying notes to the unaudited pro forma financial statements.

BRONCO DRILLING COMPANY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1.    Basis of Presentation, the Offerings and Other Transactions

The historical financial information is derived from the historical financial statements of Bronco Drilling Company, Inc., Strata, Eagle and Thomas. The acquisition of the assets of Thomas, Strata and Eagle are accounted for as purchases and, as a result, these assets are recorded at their fair value at the time of purchase.

The pro forma financial statements reflect the following transactions:

Offering Adjustments:

•	The sale of 4,025,000 shares of common stock in our follow on offering completed October 28, 2005 offering at an offering price of $23.00 per share for proceeds of $87.5 million, net of underwriting discounts and offering expenses.

•	The sale of 1,700,000 shares of common stock in this offering at an offering price of $31.02 per share for proceeds of $49.7 million, net of underwriting discounts and estimated offering expenses.

Pro Forma Adjustments:

•	The acquisition of all the membership interests in Strata and a related rig yard on July 13, 2005. Included in these acquisitions were two operating rigs, one rig that was being refurbished, related structures, equipment and components and a 16-acre yard in Oklahoma City, Oklahoma used for equipment storage and refurbishment of stacked rigs. The aggregate purchase price was $20.0 million, of which $13.0 million was paid in cash and $7.0 million was paid in the form of promissory notes issued to the sellers; and

•	The acquisition of Thomas for approximately $68.0 million in cash. In this acquisition we acquired nine operating rigs, two rigs currently being refurbished, two inventoried rigs and excess rig equipment and inventory. The purchase price was partially funded through a $50 million loan from Theta Investors LLC which was repaid from the proceeds of our follow on offering completed October 28, 2005. Therefore, pro forma interest expense is not reflected in the unaudited pro forma combined statements of operations; and

•	The acquisition of Eagle for approximately $50 million in cash, which was funded by a $7.0 million cash payment and a $43 million loan from Merrill Lynch Business Financial Services, Inc., as lender (“Merrill Lynch” or the “lender”). The term loan bears interest on the outstanding principal balance at a variable per annum rate equal to LIBOR plus 271 basis points. Any outstanding principal and accrued but unpaid interest will be immediately due and payable in full on January 1, 2011. The purchase price has been allocated to property and equipment totaling $33.8 million, goodwill of $14.2 million and customer lists of $2.0 million.

Note 2.    Pro Forma Adjustments and Assumptions

(a)	To reflect the increase in depreciation expense resulting from the purchase of Strata property and equipment in service, depreciated on a straight line basis over three to 15 years for the purchased drilling equipment and 30 years for the purchased building. The purchase price allocation to property and equipment includes $7.0 million allocated to a drilling rig, which is being refurbished (not in service) and is therefore not depreciated. It also represents an increase of $7.0 million in debt issued to finance a portion of the purchase of Strata, and the related interest expense based upon LIBOR plus 2.71%. To reflect the revenues and expenses of Strata for the period from January 1, 2005 to July 13, 2005.

BRONCO DRILLING COMPANY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS – CONTINUED

Note 2.    Pro Forma Adjustments and Assumptions - Continued

(b)	To reflect the purchase of Thomas assets and the related increase in depreciation and amortization expense resulting from the purchase price allocation to property and equipment depreciated and amortized on a straight line basis over five to 15 years for the purchased drilling equipment, vehicles, intangibles related to customer relationships of $2.7 million with a life of approximately eight years and goodwill of $0.6 million. The purchase price allocation to property and equipment includes $10.4 million allocated to inventoried rigs or rigs being refurbished (not in service) and is therefore not depreciated. The purchase price of approximately $68.0 million was partially funded through a $50.0 million loan from Theta Investors LLC which was repaid from the proceeds of our follow on offering completed October 28, 2005. Therefore, pro forma interest expense is not reflected in the unaudited pro forma combined statements of operations.

(c)	To reflect the purchase of Eagle assets and the related increase in depreciation and amortization expense resulting from the purchase price allocation to property and equipment depreciated and amortized on a straight line basis over eight to 15 years. The purchase price allocation to property and equipment of $36.0 million includes $4.6 million allocated to inventoried rigs or rigs being refurbished (not in service) and are therefore not depreciated. Approximately $14.2 million was allocated to goodwill and $2.0 million was allocated to customer relationships with a life of approximately eight years. The purchase price of approximately $50.0 million was partially funded through a $43 million loan from Merrill Lynch which will be repaid from the proceeds of this offering. Therefore, pro forma interest expense is not reflected in the unaudited pro forma combined statements of operations.

(d)	Reflects the elimination of historical interest expense on Strata, Eagle and Thomas due to repayment of outstanding indebtedness with proceeds from our initial public offering, our follow on offering completed October 28, 2005 offering and this offering.

(e)	To remove historical basis of assets not acquired, liabilities not assumed and equity accounts of Thomas and Eagle.

(f)	To reflect income taxes for our predecessor assuming our predecessor was operated as a taxable corporation throughout each period (see Note 3).

(g)	Reflects the net proceeds of $87.5 million from the issuance and sale of 4,025,000 shares of our common stock in our follow on offering completed October 28 offering at a price of $23.00 per share, after deducting the underwriting discount and offering expenses.

(h)	Reflects the net proceeds of $49.7 million from the issuance and sale of 1,700,000 shares of our common stock in this offering at an assumed offering price of $31.02 per share, after deducting the underwriting discount and estimated offering expenses.

BRONCO DRILLING COMPANY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS – CONTINUED

Note 3.    Income Taxes

Our predecessor, a limited liability company, was classified as a partnership for income tax purposes. Accordingly, income taxes on net earnings were payable by the members and are not reflected in historical financial statements except for taxes associated with a taxable subsidiary. Pro forma adjustments are reflected to provide for income taxes. Based on a statutory Federal tax rate of 34% and effective state tax rate of 3.7% (net of Federal income tax effects). The pro forma tax effects are based upon currently available information and assume the Company had been a taxable entity in the periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax effects.

BRONCO DRILLING COMPANY, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS – CONTINUED

Note 4.    Pro Forma Net Income (Loss) Per Share

Pro forma income (loss) per basic and diluted common share is computed based on weighted average pro forma number of basic and diluted shares assumed to be outstanding during the periods. Pro forma basic and diluted income (loss) per share is presented for the Predecessor’s Historical year ended December 31, 2004 on the basis of 13,360,000 shares issued to our founder in the merger immediately prior to our initial public offering in August 2005. Pro forma per share information is presented for the nine months ended September 30, 2005 on the basis of 14,330,000 and 14,346,000 weighted average shares issued basic and diluted. The pro forma income (loss) per basic and diluted common share includes additional shares whose proceeds are reflected in the pro forma adjustments in the statements of operations. The net proceeds of these shares sold in our follow on offering completed October 28, 2005 ($21.74 per share) and this offering ($31.02 per share) are assumed to be used to fund the $118.0 million purchase price of the Eagle and Thomas acquisitions. Therefore these shares are assumed to be outstanding during the pro forma periods. Dilutive pro forma effect is given to shares which are issuable under an employee stock option plan.

The weighted average additional shares outstanding are computed as follows:

Year ended December 31, 2004:

Proceeds used in Thomas Acquisition	$68,000,000
Proceeds used in Eagle Acquisition	50,000,000

$118,000,000
Net Proceeds Per Share
Follow-on offering proceeds ($68,000,000 ÷ $21.74) =	3,128,000
This offering ($50,000,000 ÷ 29.22) =	1,711,000

Shares Assumed to be Issued	4,839,000
Founders Shares	13,360,000

Weighted average pro forma shares outstanding – basic and diluted	18,199,000

Nine months ended September 30, 2005:

Proceeds used in Thomas Acquisition	$68,000,000
Proceeds used in Eagle Acquisition	50,000,000

$118,000,000
Net Proceeds Per Share
Follow-on offering proceeds ($68,000,000 ÷ $21.74) =	3,128,000
This offering ($50,000,000 ÷ 29.22) =	1,711,000

Shares Assumed to be Issued	4,839,000
Weighted number of outstanding shares – basic	14,330,000

Weighted average pro forma shares outstanding – basic	19,169,000

Weighted number of outstanding shares – diluted	14,346,000

Weighted average pro forma shares outstanding – diluted	19,185,000

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Bronco Drilling Company, L.L.C. and Subsidiaries (Predecessor)

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3
Consolidated Statements of Operations and Members’ Equity for the Years Ended December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002	F-5
Notes to Consolidated Financial Statements	F-6

Bronco Drilling Company, Inc. and Subsidiaries

Consolidated Balance Sheet as of September 30, 2005 (unaudited)	F-14
Consolidated Statements of Operations for the nine months ended September 30, 2005 and 2004 (unaudited)	F-15
Consolidated Statement of Members’/Shareholders’ Equity as of September 30, 2005 (unaudited)	F-16
Consolidated Statements of Cash Flows for the nine months ended September 30, 2005 and 2004 (unaudited)	F-17
Notes to Unaudited Consolidated Financial Statements	F-18

Strata Drilling, L.L.C. and Affiliate

Report of Independent Registered Public Accounting Firm	F-31
Combined Balance Sheets as of December 31, 2004 and June 30, 2005 (unaudited)	F-32
Combined Statements of Operations and Members’ Equity for the Year Ended December 31, 2004 and for the six months ended June 30, 2005 (unaudited)	F-33
Combined Statements of Cash Flows for the Year Ended December 31, 2004 and for the six months ended June 30, 2005 (unaudited)	F-34
Notes to Combined Financial Statements	F-36

Thomas Drilling Company

Independent Auditors’ Report	F-42
Balance Sheets as of December 31, 2004, and 2003 and September 30, 2005 (unaudited)	F-43
Statements of Operations and Shareholders’ Equity for the years ended December 31, 2004 and 2003 and for the nine months ended September 30, 2005 (unaudited)	F-44
Statements of Cash Flows for the years ended December 31, 2004 and 2003 and for the nine months ended September 30, 2005 (unaudited)	F-45
Notes to Financial Statements	F-46

Eagle Drilling, L.L.C.

Report of Independent Registered Public Accounting Firm	F-50
Combined Balance Sheets as of December 31, 2004 and 2003, and September 30, 2005 (unaudited)	F-51
Combined Statements of Operations and Members’ Equity for the years ended December 31, 2004 and 2003 and for the nine-month period ended September 30, 2005 (unaudited)	F-52
Combined Statements of Cash Flows for the years ended December 31, 2004 and 2003 and the nine month period ended September 30, 2005 (unaudited)	F-53
Notes to Combined Financial Statements	F-54

Report of Independent Registered Public Accounting Firm

Members

Bronco Drilling Company, L.L.C.

We have audited the accompanying consolidated balance sheets of Bronco Drilling Company, L.L.C. (an Oklahoma limited liability company) and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and members’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bronco Drilling Company, L.L.C. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

April 21, 2005

Bronco Drilling Company, L.L.C. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	December 31,
ASSETS	2004	2003
CURRENT ASSETS
Cash and cash equivalents	$1,139	$1,663
Receivables
Trade, net of allowance for doubtful accounts of $146 in 2004 and $0 in 2003	5,557	2,997
Contract drilling in progress	1,403	609
Other	—	75
Prepaid expenses	19	338

Total current assets	8,118	5,682

PROPERTY AND EQUIPMENT – AT COST
Drilling rigs and related equipment	86,090	67,144
Transportation, office and other equipment	1,992	1,447

	88,082	68,591
Less accumulated depreciation	6,913	3,238

	81,169	65,353
OTHER ASSETS
Debt issue costs, net of amortization	242	241
Restricted cash and other	614	644

	856	885

	$90,143	$71,920

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,922	$1,071
Accrued liabilities
Payroll related	863	57
Deferred revenue and other	396	16
Note payable	1,800	1,300
Current maturities of long-term debt	3,550	600

Total current liabilities	10,531	3,044

LONG-TERM DEBT; less current maturities	12,750	2,400

DEFERRED INCOME TAXES	16,059	15,774

COMMITMENTS AND CONTINGENCIES (Notes F and H)

MEMBERS’ EQUITY	50,803	50,702

	$90,143	$71,920

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, L.L.C. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY

(Amounts in thousands, except per share amounts)

	Year ended December 31,
	2004	2003	2002
REVENUES
Contract drilling (13% from an affiliate in 2002)	$21,873	$12,533	$3,115

EXPENSES
Contract drilling	18,670	10,537	3,239
Depreciation	3,695	1,985	1,122
General and administrative	1,714	1,226	676

	24,079	13,748	5,037

Income (loss) from operations	(2,206)	(1,215)	(1,922)

OTHER INCOME (EXPENSE)

Interest expense	(285)	(21)	—
Interest income	10	3	5

	(275)	(18)	5

Income (loss) before income taxes	(2,481)	(1,233)	(1,917)
Deferred tax expense (benefit)	285	317	—

NET INCOME (LOSS)	(2,766)	(1,550)	(1,917)

Members’ equity at beginning of period	50,702	15,010	2,824

Capital contributions	2,867	37,242	14,103

Members’ equity at end of period	$50,803	$50,702	$15,010

PRO FORMA INFORMATION (unaudited):
Historical income (loss) from operations before income taxes	$(2,481)	$(1,233)	$(1,917)
Pro forma provision (benefit) for income taxes	(936)	(465)	(723)

Pro forma income (loss)	$(1,545)	$(768)	$(1,194)

Pro forma income (loss) per common share – Basic and Diluted	$(0.12)	$(0.06)	$(0.09)

Weighted average pro forma common shares outstanding-Basic and Diluted	13,360	13,360	13,360

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, L.L.C. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net income (loss)	$(2,766)	$(1,550)	$(1,917)
Adjustments to reconcile net income ( loss) to net cash provided by (used in) operating activities
Depreciation and amortization	3,738	1,988	1,122
Change in deferred income taxes	285	317	—
Change in assets and liabilities
Receivables, net	(3,279)	(2,848)	(545)
Prepaid expenses	319	(307)	(3)
Other assets	30	(38)	(6)
Accounts payable	2,850	655	256
Accrued and other liabilities	1,187	(131)	203

Net cash provided by (used in) operating activities	2,364	(1,914)	(890)

Cash flows from investing activities
Acquisition of property and equipment	(19,511)	(4,246)	(379)
Restricted cash account	—	(600)	—
Acquisition of business	—	—	(12,500)

Net cash used in investing activities	(19,511)	(4,846)	(12,879)

Cash flows from financing activities
Debt issue costs	(44)	(244)	—
Proceeds from borrowings	15,500	4,300	—
Principal payments on borrowings	(1,700)	—	—
Capital contributions	2,867	3,742	14,103

Net cash provided by financing activities	16,623	7,798	14,103

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(524)	1,038	334

Cash and cash equivalents at beginning of year	1,663	625	291

Cash and cash equivalents at end of year	$1,139	$1,663	$625

Supplemental Disclosure of Cash Flow Information

Interest paid, net of amount capitalized	$241	$11	$—

Supplemental Disclosure of Noncash Investing and Financing Activities

In connection with the contribution of Elk Hill’s common stock and certain drilling rigs, structures and components to the Company by the Company’s members in 2003, assets of approximately $49,000 were acquired and liabilities of approximately $15,500 were assumed (Note B).

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

NOTE A  -  ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Bronco Drilling, L.L.C. (the “Company”) was formed on June 1, 2001 and provides contract drilling services to oil and gas exploration and production companies, primarily in Oklahoma. As a limited liability company, members have limited liability for the obligations or debts of the Company and the term of the Company will expire upon the sale of all or substantially all of the Company’s properties. The Company has two consolidated subsidiaries: Elk Hill Drilling, Inc. (“Elk Hill”) and Wrangler Equipment, LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

In August 2003, the Company’s members acquired and contributed to the Company the outstanding stock of Elk Hill. The cost of Elk Hill’s stock was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition and, since Elk Hill is a taxable entity, the Company recognized deferred tax liabilities for the differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed (see Note B).

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1.	Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market mutual funds to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts and instruments which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

At December 31, 2004 and 2003, the Company had restricted cash of $600 at a bank that collateralized a letter of credit to the Company’s workers’ compensation insurer.

2.	Revenue Recognition

The Company earns contract drilling revenue under daywork and footage contracts.

The Company follows the percentage-of-completion method of accounting for footage contract drilling arrangements. Under this method, drilling revenues and costs related to a well in progress are recognized proportionately over the time it takes to drill the well. Percentage-of-completion is determined based upon the amount of expenses incurred through the measurement date as compared to total estimated expenses to be incurred drilling the well. Mobilization costs are not included in costs incurred for percentage-of-completion calculations. Mobilization costs on footage contracts are deferred and recognized over the days of actual drilling. Under the percentage-of-completion method, management estimates are relied upon in the determination of the total estimated expenses to be incurred drilling the well. When estimates of revenues and expenses indicate a loss on a contract, the total estimated loss is accrued.

Revenues on daywork contracts are recognized based on the days completed at the dayrate each contract specifies. Mobilization revenues and costs for daywork contracts are deferred and recognized over the days of actual drilling.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Amounts in thousands, except per share amounts)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

2.	Revenue Recognition - Continued

The receivables from contract drilling in progress represents revenues in excess of amounts billed on contracts in progress.

Revenue arising from claims for amounts billed in excess of the contract price or for amounts not included in the original contract are recognized when billed less any allowance for uncollectibility. Revenue from such claims is only recognized if it is probable that the claim will result in additional revenue, the costs for the additional services have been incurred, management believes there is a legal basis for the claim and the amount can be reliably estimated. Historically, such claims have been immaterial as we have not billed any customers for amounts not included in the original contract.

3.	Accounts Receivable

Substantially all of the Company’s accounts receivable are due from companies in the oil and gas industry. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

4.	Property and Equipment

Property and equipment, including renewals and betterments, are capitalized and stated at cost, while maintenance and repairs are expensed currently. Assets are depreciated on a straight-line basis. The depreciable lives of drilling rigs and related equipment are three to 15 years. The depreciable life of other equipment is three years. Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment. Assets not placed in service and not being depreciated were $34,118 and $45,329 as of December 31, 2004 and 2003, respectively.

The Company capitalizes interest as a component of the cost of drilling rigs constructed for its own use. During the year ended December 31, 2004, interest incurred was approximately $754, of which approximately $470 was capitalized and $284 was charged to operations. No amounts were capitalized in 2003 or 2002.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based upon fair value of the asset.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Amounts in thousands, except per share amounts)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

5.	Debt Issue Costs

Legal fees and other debt issue costs incurred in obtaining financing are amortized over the term of the debt, approximately 60 months, using a method which approximates the effective interest method. Amortization expense was $43, $3 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in interest expense in the consolidated statements of operations. Accumulated amortization was $46 and $3 as of December 31, 2004 and 2003, respectively.

6.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

7.	Income Taxes

The Company, a limited liability company, is classified as a partnership for income tax purposes; accordingly, income taxes on net earnings are payable by the members and are not reflected in the financial statements. Pro forma adjustments are reflected on the statement of operations to provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109. For unaudited pro forma income tax calculations, deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. A statutory Federal tax rate of 34% and effective state tax rate of 3.7% (net of Federal income tax effects) were used for the pro forma enacted tax rate for all periods. The pro forma tax effects are based upon currently available information and assume the Company had been a taxable entity in all periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax effects.

Elk Hill is a taxable entity and a current income tax provision is provided for estimated income taxes payable or refundable on tax returns for the periods. Also, deferred income taxes are provided to reflect the future tax consequences of carryforwards and differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the carryforwards or the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The classification of current and noncurrent deferred tax assets and liabilities is based primarily on the classification of the assets and liabilities generating the difference.

8.	Pro Forma Income (Loss) Per Common Share

Pro forma income per basic and diluted common share is computed based on the weighted average pro forma number of basic and diluted shares outstanding during the period. Pro forma basic and diluted income (loss) per share is presented for all periods on the basis of shares to be issued to the Company’s founders.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Amounts in thousands, except per share amounts)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

9.	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123(R), Share Based Payment, which revised SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) requires entities to measure the fair value of equity share-based payments (stock compensation) at grant date, and recognize the fair value over the period during which an employee is required to provide services in exchange for the equity instrument as a component of the income statement. SFAS No. 123(R) is effective for annual periods beginning after June 15, 2005. The Company has not had any stock option plans and, therefore the adoption of SFAS No. 123(R) currently would have no impact on its financial position or results of operations. The adoption could have a future impact, however, as the Company intends to implement its 2005 stock incentive plan in connection with its initial public offering.

10.	Reclassifications

Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements.

NOTE B  -  ACQUISITIONS

In August 2003, the members of the Company acquired the outstanding stock of Elk Hill for $45,458, which was comprised of $30,000 paid in cash and $15,458 of assumed deferred tax liabilities, and contributed the stock to the Company. Elk Hill’s assets included drilling rigs and inventoried structures and components to complete drilling rigs which, with refurbishment and upgrades, can be placed in service to supplement the Company’s existing fleet. At the date of its acquisition, Elk Hill had no customers, employees, operations or operational drilling rigs. As part of the acquisition of Elk Hill, members of the Company acquired certain drilling rig structures and components from an affiliate of Elk Hill for $3,521 and contributed these assets to the Company. These assets will be used as component parts for drilling rigs and, as such, are reported as drilling rigs and related equipment in the accompanying consolidated balance sheets. At December 31, 2004, refurbishment had been completed on five drilling rigs and two drilling rigs were undergoing refurbishment. The Company expects to refurbish and complete additional drilling rigs at significant additional cost to the Company. The acquisitions were accounted for at the members’ cost basis and the results of their operations have been included in the consolidated results of operations since the date of contribution.

The following summarizes the assets acquired and liabilities assumed:

Drilling rigs and related equipment	$48,979
Deferred tax liabilities	(15,458)

Net assets acquired	$33,521

In May 2002, the Company acquired the drilling operations of Bison Drilling L.L.C. (“Bison”) and Four Aces Drilling L.L.C. (“Four Aces”) for approximately $12,500. Bison and Four Aces were wholly owned subsidiaries of a privately owned independent oil and gas exploration company. The assets consisted of seven drilling rigs and associated spare parts and equipment and were acquired to expand the Company’s drilling operations. The operations of the acquired companies are included in the statements of operations of the Company since the acquisition in May 2002. The purchase price was allocated to the drilling rigs and equipment based upon their fair value.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Amounts in thousands, except per share amounts)

NOTE B  -  ACQUISITIONS - CONTINUED

The following summarizes the assets acquired and liabilities assumed:

Drilling rigs and related equipment	$12,055
Vehicles	445

12,500
Liabilities assumed	—

Net assets acquired	$12,500

The unaudited pro forma information of the Company set forth below includes the operations of Bison and Four Aces for the year ended December 31, 2002 as if the acquisition occurred on January 1, 2002. The unaudited pro forma information is presented for information only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition been consummated at that time:

	As reported	Pro Forma
Revenue	$3,115	$6,103

Net loss	$(1,917)	$(1,794)

NOTE C  -  NOTE PAYABLE

Note payable consists of advances under a $2,000 revolving line of credit with a bank (“Bank Note Payable”) that bears interest based on JPMorgan Chase prime (effective rate of 5.25% at December 31, 2004). Interest on the line of credit is due monthly with outstanding principal due July 1, 2005 and is guaranteed by the Company’s members, and is collateralized by the Company’s accounts receivable. The note has certain financial covenants which include maintaining a 1 to 1 current ratio and minimum tangible net worth for which the Company was in compliance at December 31, 2004 and, among other things, prohibits the payment of dividends.

NOTE D  -  LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2004	2003
Corporate term note	$16,300	$3,000
Less current maturities	3,550	600

	$12,750	$2,400

The term note (“GECC Term Note”) from a commercial lender provides for monthly advances at the Company’s request of at least $3,000, subject to maximum borrowings of $18,000. At December 31, 2004, the Company has no amounts available to be advanced. Each advance is payable in 60 equal monthly installments with final maturity at April 1, 2010. Interest is due monthly at LIBOR plus 5% (effective rate of 7.28% at December 31, 2004). The term note is collateralized by the Company’s assets, excluding cash and accounts receivable.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Amounts in thousands, except per share amounts)

NOTE D  -  LONG-TERM DEBT - CONTINUED

Future maturities of long-term debt at December 31, 2004 are as follows:

Year ending December 31
2005	$3,550
2006	3,600
2007	3,600
2008	3,600
2009	1,900
Thereafter	50

$16,300

The GECC Term Note contains covenants that require the Company to maintain certain financial ratios and reporting requirements. The Company must maintain a debt service coverage ratio of not less than 1 to 1 for each fiscal quarter. The debt service coverage ratio is defined as the Company’s EBITDA to the sum of interest expense and all installments of principal on indebtedness that are due on demand or during the period of determination. The Company has reporting requirements to provide audited financial statements 90 days subsequent to year-end. The Company delivered its audited financial statements for the year ended December 31, 2004.

NOTE E  -  INCOME TAXES

Income tax expense consists of the following for the years ended December 31:

	2004	2003	2002
Deferred tax expense	$285	$317	$—

Deferred income tax assets and liabilities are as follows at December 31:

	2004	2003
Deferred income tax assets related to:
Net operating loss carryforwards	$7	$9

Deferred income tax liabilities related to:
Drilling rigs and equipment	(16,067)	(15,783)

Net deferred income tax liabilities	$(16,060)	$(15,774)

The provision for income taxes on continuing operations differs from the amounts computed by applying the federal income tax rate of 34% to net income. The differences are summarized as follows for the years ended December 31:

	2004	2003
Tax benefit at federal statutory rate	$(843)	$(419)

Tax benefit at state statutory rate	(149)	(74)

Increase (decrease) from
Loss attributable to nontaxable entity	1,294	831
Other	(17)	(21)

Actual tax provision	$285	$317

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Amounts in thousands, except per share amounts)

NOTE E  -  INCOME TAXES - CONTINUED

The difference between the Company’s effective tax rate and the statutory federal income tax rate results from taxes being provided on only Elk Hill for the years ended December 31, 2004 and 2003. Prior to 2003, the Company had no taxable entities.

NOTE F  -  WORKERS’ COMPENSATION

The Company is insured under a large deductible workers’ compensation insurance policy. The policy generally provides for a $100 deductible per covered accident. Due to the high deductible, the policy requires the Company to maintain a $600 letter of credit with a bank. At December 31, 2004 and 2003, the Company has a $600 deposit with a bank collateralizing the letter of credit. The deposit is reflected in other assets.

NOTE G  -  TRANSACTIONS WITH AFFILIATES

An entity under common management provides office space and certain administrative services to the Company. The Company reimbursed the entity approximately $115, $33 and $37 in consideration for those services during the years ended December 31, 2004, 2003 and 2002, respectively. The administrative reimbursement amount is determined by management’s estimates on time devoted to each company. At December 31, 2004 and 2003, approximately $17 and $6, respectively, was owed to the entity and included in accounts payable.

Additionally, the Company provided contract drilling services totaling $184 and $396 to an affiliated entity during 2003 and 2002, respectively.

NOTE H  -  COMMITMENTS AND CONTINGENCIES

The Company leases three service locations under a noncancelable operating lease that expires in August 2008. Related rent expense was $177, $98 and $42 for the years ended December 31, 2004, 2003 and 2002, respectively.

Aggregate future minimum lease payments under the noncancelable operating lease for years subsequent to December 31, 2004 are as follows:

Year ending December 31
2005	$150
2006	180
2007	180
2008	120

$630

The Company currently has a lawsuit pending, in which the Company sued the defendant, an oil and gas operating company, for approximately $942 as a result of the defendant’s refusal to make payment pursuant to the terms of its drilling contract. The defendant has countersued for damages in excess of $2,800, alleging breach of contract, negligence, gross negligence and breach of warranties. Currently, no trial date has been set by the court. The Company is vigorously prosecuting its claims and defending against the counterclaims in this matter, and will continue to file appropriate responses, motions and documents as necessary. It is not possible to predict the outcome of this matter.

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Amounts in thousands, except per share amounts)

NOTE H  -  COMMITMENTS AND CONTINGENCIES - CONTINUED

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

NOTE I  -  SIGNIFICANT CUSTOMERS

For 2004, revenue from one customer was approximately 11% of total revenues, for 2003 two customers accounted for 13% and 11% of total revenues, and for 2002 three customers accounted for 23%, 16% and 13% of total revenues. At December 31, 2004, three customers accounted for approximately 17%, 13% and 12% of accounts receivable. At December 31, 2003, three customers accounted for approximately 28%, 13% and 13% of accounts receivable.

NOTE J  -  FAIR VALUE OF FINANCIAL STATEMENTS

Cash and cash equivalents, trade receivables and payables and short-term debt:

The carrying amounts of cash and cash equivalents, trade receivables, restricted cash, payables and short-term debt approximate their fair values.

Long-term debt and note payable.

The carrying amounts of our long-term debt and note payable approximate fair value, as supported by the recent issuance of the debt and because the variable rates approximate market rates.

NOTE K  -  VALUATION AND QUALIFYING ACCOUNTS

The Company’s valuation and qualifying accounts for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions Describe	Foreign Currency Translation	Balance at End Period
Accounts Receivable Reserves:
Year ended December 31, 2004 Bad Debt Reserve	—	$146,000	—	—	$146,000
Year ended December 31, 2003 Bad Debt Reserve	—	—	—	—	—
Year ended December 31, 2002 Bad Debt Reserve	—	—	—	—	—

Bronco Drilling Company, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share amounts)

September 30, 2005
ASSETS	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$75,853
Receivables
Trade, net of allowance for doubtful accounts of $242	15,373
Contract drilling in progress	2,085
Prepaid expenses	829

Total current assets	94,140

PROPERTY AND EQUIPMENT – AT COST
Drilling rigs and related equipment	135,951
Transportation, office and other equipment	9,248

145,199
Less accumulated depreciation	11,764

133,435
DEFERRED TAX ASSET	1,087

OTHER ASSETS
Debt issue costs, net of amortization	262
Restricted cash and other	2,868

3,130

$231,792

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$10,396
Accrued liabilities
Payroll related	997
Deferred revenue and other	2,318
Notes payable	9,216
Current maturities of long-term debt	5,733

Total current liabilities	28,660

LONG-TERM DEBT, less current maturities	37,267

DEFERRED INCOME TAXES	20,834

COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value, 100,000,000 shares authorized; 19,140,368 shares issued and outstanding at September 30, 2005	191

Additional paid-in capital	151,139

Accumulated deficit	(6,299)

$231,792

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	Nine Months Ended September 30,
	2005	2004
	(Unaudited)
REVENUES
Contract drilling revenues	$38,875	$13,198

EXPENSES
Contract drilling	23,880	11,272
Depreciation and amortization	4,854	2,593
General and administrative	6,767	1,124

	35,501	14,989

Income (loss) from operations	3,374	(1,791)

OTHER INCOME (EXPENSE)

Interest expense	(652)	(126)
Loss from early extinguishment of debt	(993)	—
Interest income	203	6
Other	41	11

	(1,401)	(109)

Income (loss) before income taxes	1,973	(1,900)
Deferred tax expense (benefit)	3,688	(164)

NET LOSS	$(1,715)	$(1,736)

Loss per common share-Basic	$(0.12)

Loss per common share-Diluted	$(0.12)

Weighted average number of shares outstanding-Basic	14,330

Weighted average number of shares outstanding-Diluted	14,346

PRO FORMA INFORMATION (unaudited):
Historical income loss from operations before income taxes	$1,973	$(1,900)
Pro forma provision (benefit) for income taxes	744	(716)

Pro forma income (loss) from operations	$1,229	$(1,184)

Pro forma income (loss) per common share-Basic	$0.09	$(0.09)

Proforma income (loss) per common share-Diluted	$0.09	$(0.09)

Weighted average number of shares outstanding-Basic	14,330	13,360

Weighted average number of shares outstanding-Diluted	14,346	13,360

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF MEMBERS’/SHAREHOLDERS’ EQUITY

(Amounts in thousands)

(unaudited)

	Members Equity	Common Shares	Common Amount	Additional Paid In Capital	Accumulated Deficit	Total Shareholders Equity
Balance as of January 1, 2005	$50,803	—	$—	$—	$—	$—
Net earnings through August 15, 2005	4,584	—	—	—	—	—
Conversion to a Delaware corporation	(55,387)	13,360	133	55,254	—	55,387
Issuance of common stock in our initial public offering; net of related expenses of $1,354	—	5,715	57	88,944	—	89,001
Stock issued in acquisition	—	65	1	1,274	—	1,275
Net loss, August 16, 2005 through September 30, 2005	—	—	—	—	(6,299)	(6,299)
Stock compensation	—	—	—	152	—	152
Capital contributions	—	—	—	5,515	—	5,515

Balance as of September 30, 2005	$—	19,140	$191	$151,139	$(6,299)	$145,031

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Nine Months Ended September 30,
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,715)	$(1,736)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,895	2,593
Allowance for doubtful accounts	96	—
Non-cash compensation expense	4,000	—
Write off of debt issue costs	349	—
Stock compensation	152	—
Change in deferred income taxes	3,688	(164)
Changes in current assets and liabilities:
Receivables	(8,928)	(2,268)
Contract drilling in progress	(683)	(668)
Prepaid expenses	(774)	129
Other assets	(466)	61
Accounts payable	1,913	1,563
Accrued expenses	2,057	1,065

Net cash provided by operating activities	4,584	575

Cash flows from investing activities:
Increase in restricted cash	(1,515)	—
Business acquisitions	(14,074)	—
Purchase of property and equipment	(30,630)	(14,361)

Net cash used in investing activities	(46,219)	(14,361)

Cash flows from financing activities:
Proceeds from borrowings	69,950	12,500
Payments of debt	(43,707)	(1,150)
Debt issue costs	(410)	—
Capital contributions	1,515	2,680
Proceeds from sale of common stock, net of offering costs of $1,354	89,001	—

Net cash provided by financing activities	116,349	14,030
Net increase in cash and cash equivalents	74,714	244
Beginning cash and cash equivalents	1,139	1,663

Ending cash and cash equivalents	$75,853	$1,907

Supplementary Disclosure:
Liabilities assumed for acquisition	$1,775	$—
Common stock issued for acquisition	1,275	—
Interest paid	385	47

The accompanying notes are an integral part of these statements.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies

Business and Principles of Consolidation

Bronco Drilling Company, Inc. (the “Company”) provides contract land drilling services to oil and natural gas exploration and production companies, primarily in Oklahoma. The accompanying consolidated financial statements include the Company’s accounts and the accounts of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Company has prepared the accompanying unaudited consolidated financial statements and related notes in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instruction of Form 10-Q of Regulation S-X. In preparing the financial statements, the Company made various estimates and assumptions that affect the amounts of assets and liabilities the Company reports as of the dates of the balance sheets and income and expenses the Company reports for the periods shown in the income statements and statements of cash flows. The Company’s actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the Company’s recognition of revenues and accrued expenses, estimate of the allowance for doubtful accounts, estimate of asset impairments, estimate of deferred taxes and determination of depreciation and amortization expense.

In management’s opinion, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Company as of September 30, 2005, the related results of operations and cash flows of the Company for the nine months ended September 30, 2005, and cash flows for the nine months ended September 30, 2005.

The results of operations for the nine months ended September 30, 2005 are not necessarily an indication of the results expected for the full year.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market mutual funds to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts and instruments which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

At September 30, 2005, the Company had restricted cash of $2,115 at a bank collateralizing letters of credit with the Company’s workers’ compensation insurers.

Revenue Recognition

The Company earns contract drilling revenue under daywork and footage contracts.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies - Continued

The Company follows the percentage-of-completion method of accounting for footage contract drilling arrangements. Under this method, drilling revenues and costs related to a well in progress are recognized proportionately over the time it takes to drill the well. Percentage-of-completion is determined based upon the amount of expenses incurred through the measurement date as compared to total estimated expenses to be incurred drilling the well. Mobilization costs are not included in costs incurred for percentage-of-completion calculations. Mobilization costs on footage contracts are deferred and recognized over the days of actual drilling. Under the percentage-of-completion method, management estimates are relied upon in the determination of the total estimated expenses to be incurred drilling the well. When estimates of revenues and expenses indicate a loss on a contract, the total estimated loss is accrued.

Revenues on daywork contracts are recognized based on the days completed at the dayrate each contract specifies. Mobilization revenues and costs for daywork contracts are deferred and recognized over the days of actual drilling.

The receivables from contract drilling in progress represents revenues in excess of amounts billed on contracts in progress.

Revenue arising from claims for amounts billed in excess of the contract price or for amounts not included in the original contract are recognized when billed less any allowance for uncollectibility. Revenue from such claims is only recognized if it is probable that the claim will result in additional revenue, the costs for the additional services have been incurred, management believes there is a legal basis for the claim and the amount can be reliably estimated. Historically, such claims have been immaterial as we have not billed any customers for amounts not included in the original contract.

Accounts Receivable

Substantially all of the Company’s accounts receivable are due from companies in the oil and gas industry. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At September 30, 2005 our allowance for doubtful accounts was $242.

Property Equipment

Property and equipment, including renewals and betterments, are capitalized and stated at cost, while maintenance and repairs are expensed currently. Assets are depreciated on a straight-line basis. The depreciable lives of drilling rigs and related equipment are three to 15 years. The depreciable life of other equipment is three years. Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment. Assets not placed in service and not being depreciated were $44,597 as of September 30, 2005.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies - Continued

The Company capitalizes interest as a component of the cost of drilling rigs constructed for its own use. For the nine months ended September 30, 2005, the Company capitalized $1,037 of interest costs incurred during the construction periods of certain drilling rigs.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based upon fair value of the asset.

Debt Issue Costs

Legal fees and other debt issue costs incurred in obtaining financing are amortized over the term of the debt using a method which approximates the effective interest method. Amortization expense was $41 for the nine months ended September 30, 2005, and is included in interest expense in the consolidated statements of operations. Accumulated amortization was $46 as of September 30, 2005. On August 29, 2005, the Company paid off its term note with General Electric Capital Corporation. The Company incurred a prepayment penalty of $644 and expensed debt issue costs of $349, which is included in other income (expense) for the nine months ended September 30, 2005.

Income Taxes

Pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” the Company follows the asset and liability method of accounting for income taxes, under which the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. A statutory Federal tax rate of 34% and effective state tax rate of 3.7% (net of Federal income tax effects) were used for the enacted tax rate for all periods.

As changes in tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The classification of current and noncurrent deferred tax assets and liabilities is based primarily on the classification of the assets and liabilities generating the difference. As a result of our conversion to a taxable corporation on August 15, 2005, a charge to income tax provision of $4,412 was made to record deferred taxes for the differences between the tax basis and financial reporting basis of our assets and liabilities.

Pro Forma Income Taxes

Our predecessor, a limited liability company, was classified as a partnership for income tax purposes. Accordingly, income taxes on net earnings were payable by the members and are not reflected in historical financial statements except for taxes associated with a taxable subsidiary. Pro forma adjustments are reflected to provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109. For unaudited pro forma income tax calculations, deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the assets and liabilities and were measured using enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. A statutory

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies - Continued

Federal tax rate of 34% and effective state tax rate of 3.7% (net of Federal income tax effects) were used for the pro forma enacted tax rate for all periods. The pro forma tax effects are based upon currently available information and assume the Company had been a taxable entity in the periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax effects.

Net income (Loss) Per Common Share

The Company computes and presents net income (loss) per common share in accordance with SFAS No. 128 “Earnings per Share”. This standard requires dual presentation of basic and diluted net income (loss) per share on the face of the Company’s statement of operations. Basic net income (loss) per common share is computed by dividing income or loss attributable to common stock by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock. Diluted net loss per common share does not reflect dilution from potential common shares, because to do so would be anti-dilutive. Calculations of basic and diluted net income (loss) per common share are illustrated in Note 10.

Pro Forma Income (Loss) Per Share

Pro forma income (loss) per basic and diluted common share is computed based on weighted average pro forma number of basic and diluted shares assumed to be outstanding during the periods. Pro forma basic and diluted income (loss) per share is presented for the nine months ended September 30, 2005 on the basis of 13,360,000 shares issued to our founder in the merger immediately prior to our initial public offering in August 2005.

Stock-based Compensation

The Company has adopted SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) requires a public entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Compensation expense was $152 for the nine months ended September 30, 2005.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), Accounting Changes and Error Corrections. This is a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under SFAS 154, all voluntary changes in accounting principles as well as changes pursuant to accounting pronouncements that do not include specific transition requirements, must be applied retrospectively to prior periods’ financial statements. Retrospective application requires the cumulative effect of each change to be reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to retained earnings for the first period presented. Also, under the new statement, a change in an accounting estimate continues to be accounted for in the period of the change and in future periods if necessary. Under SFAS 154, corrections of errors should continue to be reported by restating prior period financial statements as of the beginning of the first period presented, if material. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS 154 on January 1, 2006. Adoption will not have a material impact on the Company’s financial position and results of operations, since SFAS 154 is to be applied prospectively.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

2. Acquisitions

In July 2005, the Company acquired all the membership interests in Strata Drilling, L.L.C. and Strata Property, L.L.C. and a related rig yard. Included in these acquisitions were two operating rigs, one rig that is currently being refurbished, related structures, equipment and components and a 16 acre yard in Oklahoma City, Oklahoma used for equipment storage and refurbishment of inventoried rigs. The aggregate purchase price was $20,000, of which $13,000 was paid in cash and $7,000 was paid in the form of promissory notes issued to the sellers. The Company funded the cash portion of the purchase price with a $13,000 loan from Theta Investors, LLC, f/ka Alpha Investors LLC, an entity controlled by Wexford Capital LLC (“Wexford”), the Company’s principal stockholder. The outstanding principal balance of the Alpha loan was paid in full on August 22, 2005 with proceeds from our initial public offering. This purchase was accounted for as an acquisition of a business, and the results of operations of the acquired business have been included in our statement of operations since the date of acquisition. We allocated the purchase price to property and equipment and related assets based on their relative fair values at the date of acquisition.

The $7,000 original aggregate outstanding principal balance of the promissory notes issued to the sellers is automatically reduced by the amount of any costs and expenses the Company pays in connection with the refurbishment of one of the rigs it acquired from the sellers. The sellers have agreed to complete the refurbishment of this rig on or before December 31, 2005, subject to limited exceptions. Payment of the outstanding balance of the loan is due and payable upon completion of the refurbishment of this rig. The Company granted the sellers a security interest in this rig to secure its obligations under the notes. The outstanding principal balance on these notes does not bear any interest other than default interest in the event of a default.

The following table summarizes the allocation of purchase price to property and equipment acquired in the Strata acquisition:

Strata
Assets acquired:
Drilling equipment	$11,840
Rig under construction	7,000
Yard Equipment	170
Vehicles	18
Buildings	729
Land	243

$20,000

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

2. Acquisitions- Continued

The following pro forma information gives effect to the Strata Drilling acquisition as though it was effective January 1, 2004. Pro forma adjustments primarily relate to additional depreciation, amortization and interest costs. The information reflects the Company’s historical data and historical data from the acquired business for the periods indicated. The pro forma data may not be indicative of the results the Company would have achieved had it completed the acquisition on January 1, 2004, or that it may achieve in the future. The pro forma financial information should be read in conjunction with the accompanying historical financial statements.

	Pro Forma
	Nine Months Ended September 30,
	2005	2004
Total revenues	$42,624	$19,042

Net income (loss)	$(1,562)	$(1,033)

Net income (loss) per common share:
Basic	$(0.11)	$(0.08)

Diluted	$(0.11)	$(0.08)

In September 2005, the Company acquired all the outstanding common stock of Hays Trucking, Inc. for $3.0 million in cash, which includes the repayment of $1.9 million of debt owed by Hays Trucking, and 65,368 shares of common stock. In this acquisition, the Company acquired 18 trucks used to mobilize our rigs to contracted drilling locations as well as other ancillary equipment.

3. Notes Payable

Notes payable consists of advances under a $3,000 revolving line of credit with a bank (“Bank Note Payable”) and $7,000 original aggregate principal amount of notes payable to the sellers in the Strata acquisition. The Bank Note Payable bears interest based on JPMorgan Chase prime (effective rate of 6.75% at September 30, 2005). Interest on the Bank Note Payable is due monthly with outstanding principal due November 1, 2006 and is collateralized by the Company’s accounts receivable. The Bank Note Payable has certain financial covenants which include maintaining a 1 to 1 current ratio and minimum tangible net worth for which the Company was in compliance at September 30, 2005 and, among other things, prohibits the payment of dividends.

The $7,000 original aggregate principal balance of the promissory notes issued to the sellers is automatically reduced by the amount of any costs and expenses the Company pays in connection with the refurbishment of one of the rigs it acquired from the sellers. The sellers have agreed to complete the refurbishment of this rig on or before December 31, 2005, subject to limited exceptions. Payment of the outstanding balance of the notes is due and payable upon completion of the refurbishment of this rig. The Company granted the sellers a security interest in this rig to secure its obligations under the notes. The outstanding aggregate principal balance on these notes do not bear any interest other than default interest in the event of a default. The amount due on the note, net of costs and expenses paid by the Company, was $6,216 at September 30, 2005.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

4. Long-term Debt

Long-term debt consists of the following at:

September 30, 2005
Note payable to General Electric Capital Corporation, collateralized by the Company’s assets, excluding cash and accounts receivable, due in varying monthly installments plus interest at a floating rate equal to LIBOR plus 5%, due April 2010, repaid with proceeds of our initial public offering	$—

Note payable to Merrill Lynch Capital, collateralized by the Company’s assets, payable in sixty monthly installments equal to one sixtieth of the outstanding principal on January 1, 2006 plus interest at a floating rate equal to LIBOR plus 2.71%, due January 1, 2011	43,000

43,000
Less current maturities	5,733

$37,267

Long-term debt maturing each year subsequent to September 30, 2005 is as follows:

2006	$5,733
2007	8,600
2008	8,600
2009	8,600
2010	8,600
2010 and thereafter	2,867

$43,000

The term note to General Electric Capital Corporation (“GECC”) provided for monthly advances at the Company’s request of at least $3,000, subject to maximum borrowings of $18,000. Each advance was payable in 60 equal monthly installments with final maturity at April 1, 2010. Interest was due monthly at LIBOR plus 5%. The term note was collateralized by the Company’s assets, excluding cash and accounts receivable. The term note was paid off August 29, 2005, with proceeds from our initial public offering.

On September 19, 2005, the Company entered into a Term Loan and Security Agreement with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., as lender (“Merrill Lynch” or the “lender”). The term loan provides for a term installment loan in an aggregate amount not to exceed $50,000 and provides for a commitment by Merrill Lynch to advance funds from time to time until December 31, 2005. The outstanding balance under the term loan may not exceed 60% of the net orderly liquidation value of the Company’s operating land drilling rigs. The lender’s commitment to make advances expires on December 31, 2005. Proceeds of the term loan may be used to replenish working capital for general business purposes, finance improvements to and the refurbishment of land drilling rigs, and to acquire additional land drilling rigs. On September 19, 2005, the Company borrowed $43,000 under the term loan.

The term loan bears interest on the outstanding principal balance at a variable per annum rate equal to LIBOR plus 271 basis points. For the period from September 19, 2005 to January 1, 2006, interest only is payable

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

4. Long-term Debt- Continued

monthly on the outstanding principal balance. Commencing February 1, 2006, the outstanding principal and interest on the term loan will be payable in sixty consecutive monthly installments, each in an amount equal to one sixtieth of the outstanding principal balance on January 1, 2006 plus accrued interest on the outstanding principal balance. Any outstanding principal and accrued but unpaid interest will be immediately due and payable in full on January 1, 2011.

The Company’s obligations under the term loan are collateralized by a first lien and security interest on substantially all of the Company’s assets and are guaranteed by each of the Company’s principal subsidiaries. The term loan includes usual and certain restrictive negative covenants and requires the Company to meet certain financial covenants, including maintaining (1) a minimum “Fixed Charge Coverage Ratio”, and (2) a maximum “Total Debt to EBITDA Ratio”, as defined in the agreement. The Company was in compliance with all covenants at September 30, 2005.

5. Income Taxes

Income tax expense consists of the following:

	Nine Months Ended September 30,
	2005	2004
Deferred tax – state	$365	$(16)
Deferred tax – federal	3,323	(148)

Income tax expense (benefit)	$3,688	$(164)

Deferred income tax assets and liabilities are as follows:

September 30, 2005
Deferred tax assets:
Net operating loss carryforwards	$992
Stock option expense	57
Other	38

Total deferred tax assets	1,087
Deferred tax liabilities:
Property and equipment, principally due to differences in depreciation	20,834

Net deferred tax liabilities	$19,747

Upon the conversion from a limited liability company to a corporation in conjunction with its initial public offerings the Company incurred a one-time charge to operations in the 2005 third quarter of approximately $4,412 to record deferred taxes upon change in tax status.

In assessing its ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Its ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

5. Income Taxes- Continued

projected future taxable income in making this assessment. The Company believe it is more likely than not that it will realize the benefits of these deductible differences.

The provision for income taxes on continuing operations differs from the amounts computed by applying the federal income tax rate of 34% to net income. The differences are summarized as follows:

	Nine Months Ended September 30,
	2005	2004
Expected tax expense (benefit)	$671	$(646)
State income taxes	118	(114)
Conversion to public company	4,412	—
Loss attributable to nontaxable entity	(1,496)	586
Tax exempt interest	(62)	—
Other	45	10

	$3,688	$(164)

6. Workers’ Compensation

The Company is insured under a large deductible workers’ compensation insurance policy. The policy generally provides for a $100 deductible per covered accident. Due to the high deductible, the policy requires the Company to maintain a $1,515 letter of credit with a bank. At September 30, 2005, the Company had deposits of $2,115 with a bank collateralizing the letter of credits, respectively. The deposit is reflected in other assets.

7. Transactions with Affiliates

Effective April 1, 2005, the Company entered into an administrative services agreement with Gulfport. Under this agreement, Gulfport’s services for the Company include accounting, human resources, legal and technical support. In return for the services rendered by Gulfport, the Company has agreed to pay Gulfport an annual fee of approximately $414 payable in equal monthly installments during the term of this agreement. In addition, the Company will continue to lease approximately 1,100 square feet of office space from Gulfport for the Company’s headquarters. The Company will pay Gulfport annual rent of approximately $20 payable in equal monthly installments. The services being provided to the Company and the fees for such services can be amended by mutual agreement of the parties. The administrative services agreement has a three-year term, and upon expiration of that term the agreement will continue on a month-to-month basis until cancelled by either party with at least 30 days prior written notice. The administrative services agreement is terminable (1) by the Company at any time with at least 30 days prior written notice to Gulfport and (2) by either party if the other party is in material breach and such breach has not been cured within 30 days of receipt of written notice of such breach. The fees payable by the Company under the administrative services agreement were arrived at through negotiations between the Company and Gulfport. The Company reimbursed Gulfport approximately $264 in consideration for those services during the nine months ended September 30, 2005. For periods prior to the April 1, 2005 effective date of the administrative services agreement, the administrative reimbursement amount was determined by estimates of time devoted to each company. At September 30, 2005, approximately $90 was owed to Gulfport and included in accounts payable.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

7. Transactions with Affiliates- Continued

Additionally, the Company provided contract drilling services totaling $1,219 to an affiliated entity for the three and nine months ended September 30, 2005.

8. Commitments and Contingencies

The Company leases four service locations under noncancelable operating leases that have various expirations from 2008 to 2015. Related rent expense was $237 for the nine months ended September 30, 2005.

Aggregate future minimum lease payments under the noncancelable operating leases for years subsequent to September 30, 2005 are as follows:

2006	$337
2007	417
2008	399
2009	229
2010	216
2010 and thereafter	819

$2,417

The Company currently has a lawsuit pending in which the Company sued the defendant, an oil and gas operating company, for approximately $942 as a result of the defendant’s refusal to make payment pursuant to the terms of its drilling contract. The defendant has countersued for damages in excess of $2,800, alleging breach of contract, negligence, gross negligence and breach of warranties. Currently, no trial date has been set by the court. The Company is vigorously prosecuting its claims and defending against the counterclaims in this matter, and will continue to file appropriate responses, motions and documents as necessary. It is not possible to predict the outcome of this matter.

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

9. Significant Customers

For the nine months ended 2005, revenue from three customers was approximately 16%, 13% and 9%, respectively, of total revenues. For 2004 three customers accounted for 10%, 9% and 9% of total revenues. At September 30, 2005, three customers accounted for approximately 17%, 14% and 8% of accounts receivable.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

10. Net Income (Loss) Per Common Share

The following table presents a reconciliation of the numerators and denominators of the basic EPS and diluted EPS comparisons as required by SFAS No. 128:

Nine Months Ended September 30, 2005
Basic:
Net loss	$(1,715)

Weighted average shares	14,330

Earnings (loss) per share	$(0.12)

Diluted:
Net Loss	$(1,715)

Weighted average shares:
Outstanding	14,330
Options	16

14,346

Loss per share	$(0.12)

The weighted average number of diluted shares excludes 9,293 shares for options due to their antidilutive effects.

11. Equity Transactions

In August 2005, the Company completed its initial public offering in which the Company sold 5,715,000 shares of common stock at an offering price of $17.00 per share, resulting in net proceeds to the Company of approximately $89.0 million. The Company used approximately $40.5 million of these proceeds to repay in full its loans from Alpha Investors, LLC and Solitair LLC, entities controlled by Wexford, and all borrowings under the credit agreement with GECC.

Under the terms of an agreement between Bronco Drilling Holdings, L.L.C., the Company’s sole stockholder prior to completion of the initial public offering, and Steven C. Hale, the Company’s former President and Chief Operating Officer, following successful completion of the initial public offering Mr. Hale was entitled to receive the sum of $2.0 million and shares of common stock having a market value of $2.0 million based on the initial public offering price. These payments were made by Bronco Drilling Holdings and not by the Company. The Company accounted for the payments as a capital contribution in the amount of $4.0 million and compensation expense in the amount of $4.0 million during the third quarter of 2005, the period in which the obligations were incurred.

Effective September 1, 2005, the Company issued 65,368 shares of common stock to the shareholders of Hays Trucking, Inc., in connection with our acquisition of Hays Trucking, Inc.

In January 2005, the Company received a capital contribution of $1,515 from Wexford. This contribution was used to fund the letter of credit required for the Company’s workers’ compensation policy.

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

11. Equity Transactions- Continued

The Company has adopted SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) requires a public entity to measure the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The compensation expense recorded of $152 is also reflected in paid-in-capital at September 30, 2005.

12. Stock Options and Stock Option Plan

On September 30, 2005 the Company had one share-based compensation plan adopted on August 16, 2005 which is described below. The compensation cost that has been charged against income was $152 for the nine months ended September 30, 2005. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $57 for the nine months ended September 30, 2005. These options are reported as equity instruments and their fair value is amortized to expense using the straight line method over the expected lives. The shares of stock issued once the options are exercised will be authorized but unissued Common Stock.

The Company has implemented its 2005 Stock Incentive Plan. The purpose of the plan is to enable the Company, and any of its affiliates, to attract and retain the services of the types of employees, consultants and directors who will contribute to its long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of the Company’s stockholders. The plan provides a means by which eligible recipients of awards may be given an opportunity to benefit from increases in value of the Company’s common stock through the granting of incentive stock options and nonstatutory stock options. Eligible award recipients are employees, consultants and directors of the Company and its affiliates. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, consultants and directors. The shares that may be issued pursuant to awards consist of authorized but unissued common stock, and the maximum aggregate amount of such common stock which may be issued upon exercise of all awards under the plan, including incentive stock options, may not exceed 500,000 shares, subject to adjustment to reflect certain corporate transactions or changes in the Company’s capital structure.

The fair value of each option award is estimated on the date of grant using a Black Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of a selected peer group and other factors. The majority of the Company’s options are held by employees that make up one group with similar expected exercise behavior for valuation purposes. The expected term of options granted is estimated based on the characteristics and expected future actions of this group of option holders and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based U.S. Treasury yield curve in effect at the time of the grant.

September 30, 2005
Expected volatility	46%
Expected dividends	—
Expected term (in years)	3-5
Risk-free rate	4.0%

Bronco Drilling Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

12. Stock Options and Stock Option Plan- Continued

Under the 2005 Stock Incentive Plan, employee stock options become exercisable over a three-year period, and all options generally expire ten years after the date of grant. The plan provides that all options must have an exercise price not less than the fair market value of our common stock on the date of the grant.

The following table provides information relating to our outstanding stock options at September 30, 2005:

	Shares	Weighted Average Exercise Price per Share
Options outstanding at December 31, 2004	—	—
Granted	500,000	$17.92
Exercised	—	—
Forfeited/expired	—	—

Options outstanding at September 30, 2005	500,000	$17.92

Options exercisable at September 30, 2005	12,306	$17.27

13. Subsequent Events

On October 3, 2005, the Company purchased 12 rigs from Eagle Drilling, L.L.C. and two of its affiliates. This acquisition involved five operating rigs and seven inventoried rigs and rig equipment and parts for a purchase price of approximately $50,000.

On October 14, 2005, the Company purchased 13 land drilling rigs from Thomas Drilling Co. This acquisition involved nine operating rigs, two rigs currently being refurbished, two inventoried rigs and rig equipment and parts for a purchase price of approximately $68,000. In connection with this acquisition, the Company leased the use of an additional rig refurbishment yard for a six-month term, with the right to extend the term for an additional three years, and obtained an option to purchase the yard for $175. The purchase price was partially funded through a $50,000 loan from Theta Investors LLC, an entity controlled by Wexford. This loan was repaid in full on November 3, 2005 with a portion of the proceeds from the Company’s follow-on common stock offering which closed on November 2, 2005. The Theta loan provided for maximum aggregate borrowings of up to $60.0 million bearing interest at a rate equal to LIBOR plus 400 basis points (7.98% at October 14, 2005, the date of the initial borrowing under this facility) until December 15, 2005, and thereafter at a rate equal to LIBOR plus 600 basis points.

On November 2, 2005, the Company closed a follow-on public offering of a total of 4,025,000 shares of common stock at a price of $23.00 per share. The offering included a total of 525,000 shares purchased pursuant to the underwriters’ overallotment option, which was exercised in full on October 31, 2005.

On January 18, 2006, the Company completed the acquisition of six land drilling rigs and certain other assets, including heavy haul trucks and excess rig equipment and inventory, from Big A Drilling. The purchase price for the assets consisted of $16.3 million in cash and 72,571 shares of our common stock. At closing, the Company also entered into a lease agreement with an affiliate of Big A Drilling under which it leased a rig refurbishment yard located in Woodward, Oklahoma. The lease has an initial term of six months, and the Company has the

Bronco Drilling Company, L.L.C. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended 2005 are unaudited)

(Amounts in thousands, except per share amounts)

13. Subsequent Events - Continued

option to extend the initial term for a period of three years following the expiration of the initial term. The Company has the option to purchase the leased premises at any time during the term of the lease for $200,000.

On January 13, 2006, the Company entered into a $150.0 million revolving credit facility with Fortis Capital Corp., as administrative agent, lead arranger and sole bookrunner, and a syndicate of lenders, which include The Royal Bank of Scotland plc, The CIT Group/Business Credit, Inc., Calyon Corporate and Investment Bank, Merrill Lynch Capital, Comerica Bank and Caterpillar Financial Services Corporation. The revolving credit facility matures on January 13, 2009. Loans under the revolving credit facility bear interest at LIBOR plus a margin that can range from 2.0% to 3.0% or, at our option, the prime rate plus a margin that can range from 1.0% to 2.0%, depending on the ratio of our outstanding senior debt to adjusted EBITDA. Our outstanding borrowings under this revolving credit facility of $57.0 million as of January 30, 2006 were used to fund a portion of the Big A Drilling acquisition, and to repay in full borrowings under our term loan with Merrill Lynch Capital and our revolving line of credit with International Bank of Commerce.

Report of Independent Registered Public Accounting Firm

Members

Strata Drilling, L.L.C. and Affiliate

We have audited the accompanying combined balance sheet of Strata Drilling, L.L.C. (an Oklahoma limited liability company) and Affiliate as of December 31, 2004, and the related combined statements of operations and members’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Strata Drilling, L.L.C. and Affiliate as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Oklahoma City, Oklahoma

September 21, 2005

Strata Drilling, L.L.C. and Affiliate

COMBINED BALANCE SHEETS

(Amounts in thousands)

	June 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$201	$378
Short-term investments	952	—
Trade receivables	1,053	407
Other	3	5

Total current assets	2,209	790

PROPERTY AND EQUIPMENT – AT COST
Drilling rigs and related equipment	5,868	5,574
Transportation, office, other equipment and building	1,351	1,295

	7,219	6,869
Less accumulated depreciation	1,012	1,249

	6,207	5,620

ASSETS HELD FOR SALE	—	6,626

	$8,416	$13,036

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$693	$337
Accrued liabilities
Payroll related	27	46
Deferred revenue and other	232	400
Current maturities of long-term debt	749	3,007

Total current liabilities	1,701	3,790

LONG-TERM DEBT, less current maturities ($699 and $1,067 to affiliates at June 30, 2005 and December 31, 2004)	2,580	8,222

COMMITMENTS AND CONTINGENCIES (NOTES E and F)

MEMBERS’ EQUITY
Members’ interest	6,439	3,746
Note receivable from member	(2,304)	(2,722)

	4,135	1,024

	$8,416	$13,036

The accompanying notes are an integral part of these statements

Strata Drilling, L.L.C. and Affiliate

COMBINED STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY

(Amounts in thousands)

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(Unaudited)
REVENUES
Contract drilling	$3,715	$6,116

EXPENSES
Contract drilling	1,965	3,570
Depreciation and amortization	272	392
General and administrative	781	1,144

	3,018	5,106

Income from operations	697	1,010

OTHER INCOME (EXPENSE)
Interest expense	(16)	(312)
Interest income	13	—
Gain on sale of assets	426	—
Other income	(15)	14

	408	(298)

Income from continuing operations	1,105	712

DISCONTINUED OPERATIONS
Income (loss) from operations of drilling rig sold (including gain on disposal of $3,211 for June 30, 2005)	3,174	542

NET INCOME	4,279	1,254

Members’ equity at beginning of period	1,024	3,003

Decrease (increase) in note receivable from member	419	(2,722)

Distributions	(1,587)	(511)

Members’ equity at end of period	$4,135	$1,024

The accompanying notes are an integral part of these statements

Strata Drilling, L.L.C. and Affiliate

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(Unaudited)
Cash flows from operating activities
Net income	$4,279	$1,254
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	272	645
(Gain)/loss on sale of assets	(3,637)	—
Change in assets and liabilities
Short-term investments	(952)	—
Trade receivables	(340)	(438)
Prepaid expenses	—	79
Other assets	2	158
Accounts payable	356	144
Accrued liabilities	(187)	403

Net cash (used in) provided by operating activities	(207)	2,245

Cash flows from investing activities
Proceeds from the sale of equipment	10,885	—
Acquisition of property and equipment	(1,786)	(4,448)

Net cash provided by (used in) investing activities	9,099	(4,448)

Cash flows from financing activities
Proceeds from note payable	—	4,643
Principal payments on borrowings	(7,901)	(2,013)
Distributions	(1,168)	(253)

Net cash (used in) provided by financing activities	(9,069)	2,377

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(177)	174

Cash and cash equivalents at beginning of period	378	204

Cash and cash equivalents at end of period	$201	$378

Supplemental Disclosure of Cash Flow Information

Interest paid	$16	$312

The accompanying notes are an integral part of these statements

Strata Drilling, L.L.C. and Affiliate

COMBINED STATEMENTS OF CASH FLOWS – CONTINUED

(Information for the six months ended June 30, 2005 is unaudited)

(Amounts in thousands)

Supplemental Disclosure of Noncash Investing and Financing Activities

During 2004, certain members sold a combined 44% of their membership interests in the Company to an outside party. The Company issued notes payable to the sellers and obtained a note receivable from the buyer in the amount of $2,980. The Company makes payments on these notes payable and records a corresponding non-cash distribution to the buyer and reduction of note receivable from member. Non cash distributions and reductions of note receivable from member of $419 and $258 were recorded during the six-months ended June 30, 2005 and year ended December 31, 2004, respectively

During 2004, the Company and Affiliate also assumed and issued new debt in the amount of $4,251 related to the acquisition of rig equipment, a building and land.

Strata Drilling, L.L.C. and Affiliate

NOTES TO COMBINED FINANCIAL STATEMENTS

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

(Amounts in thousands)

NOTE A  -  ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

Strata Drilling, L.L.C. (the “Company”) was formed on October 26, 2000 and provides contract drilling services to oil and gas exploration and production companies, primarily in Oklahoma. As a limited liability company, members have limited liability for the obligations or debts of the Company and the term of the Company will expire upon the sale of all or substantially all of the Company’s properties. The Company has an affiliate, Strata Property, L.L.C. (Affiliate), that is combined with the Company due to common control by members. All material intercompany accounts and transactions have been eliminated in the combined financial statements.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying combined financial statements follows.

1.	Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market mutual funds to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts and instruments which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

2.	Investments

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. At June 30, 2005 the Company had approximately $952 in trading securities.

3.	Revenue Recognition

The Company earns contract drilling revenue under daywork and footage contracts.

The Company follows the percentage-of-completion method of accounting for footage contract drilling arrangements. Under this method, drilling revenues and costs related to a well in progress are recognized proportionately over the time it takes to drill the well. Percentage-of-completion is determined based upon the amount of expenses incurred through the measurement date as compared to total estimated expenses to be incurred drilling the well. Mobilization costs are not included in costs incurred for percentage-of-completion calculations. Mobilization costs on footage contracts are deferred and recognized over the days of actual drilling. Under the percentage-of-completion method, management estimates are relied upon in the determination of the total estimated expenses to be incurred drilling the well. When estimates of revenues and expenses indicate a loss on a contract, the total estimated loss is accrued.

Strata Drilling, L.L.C. and Affiliate

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

(Amounts in thousands)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

3.	Revenue Recognition - Continued

Revenues on daywork contracts are recognized based on the days completed at the dayrate each contract specifies. Mobilization revenues and costs for daywork contracts are deferred and recognized over the days of actual drilling.

The receivables from contract drilling in progress represents revenues in excess of amounts billed on contracts in progress.

Revenue arising from claims for amounts billed in excess of the contract price or for amounts not included in the original contract are recognized when billed less any allowance for uncollectibility. Revenue from such claims is only recognized if it is probable that the claim will result in additional revenue, the costs for the additional services have been incurred, management believes there is a legal basis for the claim and the amount can be reliably estimated. Historically, such claims have been immaterial as we have not billed any customers for amounts not included in the original contract.

4.	Accounts Receivable

The majority of the Company’s accounts receivable are due from companies in the oil and gas industry. Credit is extended based on the evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At June 30, 2005 and December 31, 2004 no accounts were evaluated as uncollectible.

5.	Property and Equipment

Property and equipment, including renewals and betterments, are capitalized and stated at cost, while maintenance and repairs are expensed currently. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The depreciable lives of drilling rigs and related equipment approximate 15 years. Depreciation is not commenced until rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment. The depreciable life of other equipment and building, ranges from five to 30 years.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based upon fair value of the asset.

Strata Drilling, L.L.C. and Affiliate

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

(Amounts in thousands)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

6.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

7.	Income Taxes

The Company and Affiliate, are limited liability companies, and are classified as partnerships for income tax purposes; accordingly, income taxes on net earnings are payable by the members and are not reflected in the financial statements.

NOTE B  -  MEMBERS’ EQUITY

During 2004, certain members of the Company entered into a transaction with a third party and sold a combined 44% of their membership interests for approximately $3 million. The purchaser of the membership interests issued a note receivable to the Company for the amount of the purchase price and the Company entered into notes payable agreements with the selling members for the same amounts. The note receivable to the Company contains required monthly principal and interest payments and is collateralized by the purchaser’s interest in the Company. The note receivable for members’ interest is reported as a reduction of members’ equity in the accompanying combined financial statements. In lieu of monthly payments the Company records a distribution to the member and a reduction to the note receivable. The notes payable from the Company to the members are also payable in monthly installments, which include principal and interest ranging from 6%-7.2%.

Strata Drilling, L.L.C. and Affiliate

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

(Amounts in thousands)

NOTE C - LONG-TERM DEBT

Long-term debt consists of the following at:

	June 30, 2005	December 31, 2004
Note payable to bank in monthly installments of $103, including interest at prime plus 1% (6.25% at December 31, 2004), due in September 2007, collateralized by rig equipment, life insurance policy of member and all accounts receivable. The note was paid in full in 2005.	$—	$3,177

Note payable to bank in monthly installments of $8, including interest at prime (6.25% and 5.25% at June 30, 2005 and December 31, 2004, respectively), due in February 2014, uncollateralized	760	770

Notes payable to members in monthly installments of $83 including interest ranging from 6% to 7.2%, due dates ranging from June 2006 to May 2014, collateralized by member’s interest	2,569	4,181

Note payable to an entity in monthly installments of $14, including interest at 4%, due in June 2005, collateralized by rig equipment. The note was paid in full in 2005.	—	84

Note payable to bank in monthly installments of $39, including interest at prime plus 2%(7.25% at December 31, 2004), due in December 2009, collateralized by rig equipment. The note was paid in full in 2005.	—	2,016

Note payable to an entity in monthly installments of $22, including interest at 6.7%, due in May 2008, collateralized by equipment. The note was paid in full in 2005	—	806

Note payable to an entity in monthly installments of $12, including interest at 6%, due in June 2006, collateralized by rig equipment. The note was paid in full in 2005.	—	195

	3,329	11,229

Less current maturities	749	3,007

	$2,580	$8,222

Future maturities of long-term debt at December 31, 2004 are as follows:

Year ending December 31
2005	$3,007
2006	2,490
2007	2,801
2008	1,357
2009	761
Thereafter	813

$11,229

Strata Drilling, L.L.C. and Affiliate

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

(Amounts in thousands)

NOTE D - TRANSACTIONS WITH AFFILIATES

On May 24, 2004, the Affiliate entered into an agreement to purchase a 16-acre yard used for equipment storage and refurbishment of stacked rigs. The purchase price was approximately $1,038, which included the assumption of the outstanding indebtedness of the seller in the amount of $773 and a note payable to the seller for $265. The Company made all of the principal and interest payments on the assumed debt for the six months ended June 30, 2005 and year ended December 31, 2004. Management fees of $300 and $360 were paid to two members for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space on a month-to-month basis. Payments made during the six months ended June 30, 2005 and the year ended December 31, 2004 totaled approximately $3 and $6, respectively.

From time to time, claims and lawsuits, incidental to the ordinary course of business, may be pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

NOTE F  -  DISCONTINUED OPERATIONS

On January 3, 2005, the Company completed the sale of one of its rigs for total cash proceeds of $10,465. The assets sold consisted primarily of one rig, additional rig components and other equipment, which the Company sold to realize the increased value of its drilling rig. The assets qualify as a component of an entity to be classified as held for sale and reported in discontinued operations in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The following is the revenue, net income and assets related to the rig included in the Company’s balance sheet at December 31, 2004 and the statements of operations for the six months ended June 30, 2005 and the year ended December 31, 2004:

	June 30 2005	December 2004
Revenue	$31	$2,111

Net (loss) income (including gain on disposal of $3,211 for June 30, 2005)	$3,174	$542

Assets held for sale
Trade accounts receivable, net		$306
Property and equipment, net		6,320

		$6,626

NOTE G  -  SIGNIFICANT CUSTOMERS

For 2004, revenue from two customers was approximately 62% and 35% of total revenues and at December 31, 2004 all accounts receivable were from these two customers.

For the six months ended June 30, 2005, revenue from two customers was approximately 46% and 44% of total revenues and at June 30, 2005 all accounts receivable were from these two customers.

Strata Drilling, L.L.C. and Affiliate

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of June 30, 2005 and for the six months ended June 30, 2005 is unaudited)

(Amounts in thousands)

NOTE H  -  SUBSEQUENT EVENTS

In July 2005, the Company’s members sold all of their membership interests in the Company and Affiliate to Bronco Drilling Company, L.L.C. (Bronco) an unrelated third party. The aggregate purchase price was $20,000, of which $13,000 was paid in cash and $7,000 was paid in the form of promissory notes issued to certain members. Included in the sale were two operating rigs, one rig that is currently being refurbished, related structures, equipment and components and a 16-acre yard in Oklahoma City, Oklahoma used for equipment storage and refurbishment of stacked rigs. The $7,000 outstanding principal of the promissory notes issued to certain members is automatically reduced by the amount of any costs and expenses Bronco pays in connection with the refurbishment of one of the rigs that was sold. The Company has agreed to complete the refurbishment of the rig on or before the end of 2005, subject to limited exceptions. Payment of the outstanding balance of the loan is due and payable upon completion of the refurbishment of this rig. The selling members have a security interest in this rig to collateralize the obligations under the notes. The outstanding principal balance on the notes does not bear any interest other than default interest in the event of a default.

Independent Auditors’ Report

The Shareholders and Board of Directors

Thomas Drilling Company

We have audited the accompanying balance sheets of Thomas Drilling Company as of December 31, 2004 and 2003, and the related statements of income and shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Drilling Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Freemon, Shapard and Story

Wichita Falls, Texas

June 16, 2005

Thomas Drilling Company

BALANCE SHEETS

(Amounts in thousands except share amounts)

ASSETS	September 30, 2005	December 31, 2004	December 31, 2003
	(Unaudited)
CURRENT ASSETS
Cash	$1,009	$823	$75
Receivables – Note C	5,651	3,579	3,448
Inventory – Drill bits	48	56	56
Deposits	678	159	74

Total current assets	7,386	4,617	3,653

PROPERTY AND EQUIPMENT – AT COST
Drilling rigs and related equipment	17,466	15,575	14,051
Transportation, office, and other equipment	527	299	164

	17,993	15,874	14,215
Less accumulated depreciation	(13,381)	(12,725)	(12,371)

	4,612	3,149	1,844

OTHER ASSETS
Notes receivable – Note D	122	165	219

TOTAL ASSETS	$12,120	$7,931	$5,716

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable – Note E	682	1,131	760
Notes payable – Note G	2,974	2,622	2,603

	3,656	3,753	3,363

SHAREHOLDERS’ EQUITY
Capital stock, 250 Authorized, 114 issued and 109 outstanding
Additional paid-in capital	1,341	1,341	1,341
Retained earnings	7,297	3,011	1,186
Treasury stock	(174)	(174)	(174)

Total shareholders’ equity	8,464	4,178	2,353

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,120	$7,931	$5,716

The accompanying notes are an integral part of these financial statements.

Thomas Drilling Company

STATEMENTS OF OPERATIONS AND SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(Unaudited)
REVENUES
Drilling rig income	$24,368	$18,943	$13,471
Rental income	201	141	54

Total current assets	24,569	19,084	13,525

EXPENSES
Contract drilling	16,399	13,455	9,982
Depreciation and amortization	657	653	539
General and administrative	1,411	2,000	1,603

	18,467	16,108	12,124

Income (loss) from operations	6,102	2,976	1,401

OTHER INCOME (EXPENSE)
Interest expense	(33)	(18)	(21)
Interest income	17	18	5
Gain on sale of assets		251	—

	(16)	251	(16)

NET INCOME (LOSS)	6,086	3,227	1,385

Shareholders’ equity at beginning of period	4,178	2,353	1,768

Distributions	(1,800)	(1,402)	(800)

Shareholders’ equity at end of period	$8,464	$4,178	$2,353

The accompanying notes are an integral part of these financial statements.

Thomas Drilling Company

STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	(Unaudited)
Cash Flows From Operating Activities
Net income	$6,086	$3,227	$1,385
Adjustments to reconcile net income (loss to net cash provided by (used for) operating activities
Depreciation and amortization	657	653	539
Changes in assets and liabilities
Receivables	(2,072)	(131)	(1,988)
Inventory	8		(6)
Deposits	(518)	(85)	25
Gain on sale of assets	—	(251)	—
Accounts payable	(449)	390	272

Net cash provided by operating activities	3,699	3,803	227

Cash Flows From Investing Activities
Non-current note receivable collection	45	54	53
Purchase of equipment	(2,121)	(1,960)	(689)
Sale of equipment		253	—
Accrued interest income	(2)		—

Net cash used for investing activities	(2,078)	(1,653)	(636)

Cash Flows From Financing Activities
Net accrued interest expense	15
Notes payable advances	350		250
Distributions to shareholders	(1,800)	(1,402)	(800)

Net cash used for financing activities	(1,435)	(1,402)	(550)

Net increase in cash and cash equivalents	186	748	(959)

Cash and cash equivalents, beginning of year	823	75	1,034

Cash and cash equivalents, end of year	$(1,009)	$823	$75

Supplemental disclosure of cash flow information Cash paid during the year for interest	$18	$9	$50

The accompanying notes are an integral part of these financial statements.

Thomas Drilling Company

NOTES TO FINANCIAL STATEMENTS

(Information as of September 30, 2005 unaudited)

(Amounts in thousands)

NOTE A  -  ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

The Company is engaged primarily in drilling for oil, gas, and natural gas liquids. The Company provides contract drilling services to domestic exploration companies.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.	Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and money market mutual funds to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts and instruments which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

2.	Revenue Recognition

The Company earns contract drilling revenue under daywork and footage contracts.

The Company follows the percentage-of-completion method of accounting for footage contract drilling arrangements. Under this method, drilling revenues and costs related to a well in progress are recognized proportionately over the time it takes to drill the well. Percentage-of-completion is determined based upon the amount of expenses incurred through the measurement date as compared to total estimated expenses to be incurred drilling the well. Mobilization costs are not included in costs incurred for percentage-of-completion calculations. Mobilization costs on footage contracts are deferred and recognized over the days of actual drilling. Under the percentage-of-completion method, management estimates are relied upon in the determination of the total estimated expenses to be incurred drilling the well. When estimates of revenues and expenses indicate a loss on a contract, the total estimated loss is accrued.

Revenue on daywork contracts are recognized based on the days completed at the day-rate each contract specifies. Mobilization revenues and costs for daywork contracts are deferred and recognized over the days of actual drilling.

The receivables from contract drilling in progress represents revenues in excess of amounts billed on contracts in progress.

Revenue arising from claims for amounts billed in excess of the contract price or for amounts not included in the original contract is recognized when billed less any allowance for uncollectibility. Revenue from such claims is recognized if it is probable that the claim will be realized, the costs for the additional services have been incurred, management believes there is a legal basis for the claim, and the amount can be reliably estimated.

3.	Accounts Receivable

Substantially all of the Company’s accounts receivable are due from companies in the oil and gas industry. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required.

Thomas Drilling Company

NOTES TO FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 unaudited)

(Amounts in thousands)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

3.	Accounts Receivable - Continued

Accounts receivable are due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

4.	Property and Equipment

Property and equipment, including renewals and betterments, are capitalized and stated at cost, while maintenance and repairs are expensed currently. Assets are depreciated on a straight-line basis. The depreciable lives of drilling rigs and related equipment are five to ten years. Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished, or between periods of deployment.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based upon fair value of the asset.

5.	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

6.	Income Taxes

The Company has elected to operate as an S-Corporation for income tax reporting. Income tax on net earnings are payable by the shareholders and are not reflected in the financial statements.

7.	Inventories

Inventories are valued at the lower of cost or market, based on the first-in first-out method.

NOTE B  -  RELATED PARTY TRANSACTIONS

The Company conducts business with many related parties. Jath Oil Co., Mack Oil Co., and SouthOk Development Co., L.C., utilize the Company for drilling services. The family that has controlling interest of Thomas Drilling also owns control of these related companies.

Thomas Drilling Company

NOTES TO FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 unaudited)

(Amounts in thousands)

NOTE C  -  ACCOUNTS RECEIVABLE

The Company has various receivable balances due from other entities including related parties at September 30, 2005 and December 31, 2004. A summary of the account is as follows:

	September 30, 2005	December 31, 2004
Mack Energy Company	$154	$523
M&M Supply Co.		6

Total receivables from related parties	154	529
Accounts receivable from unrelated parties	5,497	3,050

Accounts receivable	$5,651	$3,579

NOTE D  -  NOTES RECEIVABLE

The Company has the following notes receivable balances due from related parties at September 30, 2005 and December 31, 2004:

	September 30, 2005	December 31, 2004
Unpaid balance of company-financed officer stock options exercised in prior years	$122	$165

Total notes receivable from related parties	122	165
Notes receivable from unrelated parties

Notes receivable	$122	$165

NOTE E - ACCOUNTS PAYABLE

In addition to conducting business with third parties, the company also conducts business with companies with common ownership. M&M Supply Company, Investors Trust Company, Five Point Service, Inc. and Mack Energy Company provide various services and supplies to the company, and as a result, there are balances payable to these entities at September 30, 2005 and December 31, 2004 as follows:

	September 30, 2005	December 31, 2004
Mack Energy Company	$87	$198
M & M Supply	315	116
Investors Trust Company	28	—
Five Point Service, Inc.	19	—

Total amounts due related parties	449	314
Due to non-related parties	233	817

Accounts payable	$682	$1,131

Thomas Drilling Company

NOTES TO FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 unaudited)

(Amounts in thousands)

NOTE F  -  LINE OF CREDIT

Since December 27, 2002, the Company had a revolving line of credit for $5,000 available with BancFirst which was increased to $15,000 on November 26, 2004. This line of credit matured on November 26, 2005. These funds are accessible either jointly or severally by this company and the following other companies; Mack Energy Co., Jath Oil Co., Oilco Gas Co., L.C., M & M Supply Co., Enerwest Trading Co, L.C., SouthOk Development Co., L.C., and Mack Oil Co. The Company may also request the issuance of a letter of credit from BancFirst, which will have an effective date from September 29, 2003. As of September 30, 2005 and December 31, 2004, the line of credit and letters of credit were unused.

NOTE G  -  NOTES PAYABLE

The Company had related party notes payable to Mack Oil Company at September 30, 2005. The notes are due on demand. Interest accrues according to the current rate at BancFirst. The current rate at September 30, 2005 was 2.8%. A summary of the notes is as follows:

	September 30, 2005	December 31, 2004
Mack Oil	$2,225	$1,875
Mack Oil	729	729
Interest Payable	33	18

Notes payable	$2,987	$2,622

NOTE H  -  SUBSEQUENT EVENTS

On September 2, 2005, the Company entered into an asset purchase agreement with Bronco Drilling Company, Inc. effective as of August 1, 2005. Bronco Drilling Company agreed to purchase the assets from the Company for $68,000 and to assume the contractual service liabilities of the Company. The companies agreed to close the sale on or before October 15, 2005.

The Company converted from a C Corporation to an S Corporation effective January 1, 2001. An S Corporation may be subject to tax on subsequent sales of property or liquidation at the corporate level if there were built-in gains at the time of conversion. Management believes that there were no built-in gains at the time of conversion to an S Corporation.

Report of Independent Registered Public Accounting Firm

Members

Eagle Drilling, L.L.C. and Affiliates

We have audited the accompanying combined balance sheets of Eagle Drilling, L.L.C. and Affiliates (all Oklahoma limited liability companies) as of December 31, 2004 and 2003, and the related combined statements of operations and members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Eagle Drilling, L.L.C. and Affiliates as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Oklahoma City, Oklahoma

December 9, 2005

Eagle Drilling, L.L.C. and Affiliates

COMBINED BALANCE SHEETS

(Amounts in thousands)

ASSETS	September 30, 2005	December 31,
		2004	2003
	(Unaudited)
CURRENT ASSETS
Cash	$71	$25	$—
Receivables
Trade, net of allowance for doubtful accounts of $162, $0 and $0 in 2005, 2004 and 2003, respectively	319	329	—
Contract drilling in progress	837	128	—
Prepaid expenses	62	—	—

Total current assets	1,289	482	—
PROPERTY AND EQUIPMENT – AT COST
Drilling rigs and related equipment	5,448	3,649	2,633
Transportation, office and other equipment	2,153	873	909

	7,601	4,522	3,542
Less accumulated depreciation	879	364	180

	6,722	4,158	3,362

	$8,011	$4,640	$3,362

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$284	$329	$20
Accrued liabilities
Payroll related	141	42	—
Deferred revenue and other	1,517	18	—
Current maturities of notes payable	164	131	—
Notes payable-members	—	—	1,205

Total current liabilities	2,106	520	1,225

NOTES PAYABLE, less current maturities	19	149	—

COMMITMENTS AND CONTINGENCIES (Note C)

MEMBERS’ EQUITY
Members’ interest	6,027	4,196	2,137
Note receivable from members	(141)	(225)	—

	5,886	3,971	2,137

	$8,011	$4,640	$3,362

The accompanying notes are an integral part of these statements.

Eagle Drilling, L.L.C. and Affiliates

COMBINED STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY

(Amounts in thousands)

	Nine Months ended September 30, 2005	Year ended December 31,
		2004	2003
	(Unaudited)
REVENUES
Contract drilling revenues	$9,964	$1,028	$—

EXPENSES
Contract drilling	3,937	1,041	91
Depreciation and amortization	515	277	78
General and administrative	5,278	746	76

	9,730	2,064	245

Income (loss) from operations	234	(1,036)	(245)

OTHER INCOME (EXPENSE)
Interest expense	(41)	—	(1)
Other	297	—	447

	256	—	446

NET INCOME (LOSS)	490	(1,036)	201
Members’ equity at beginning of period	3,971	2,137	(1,327)
Contributions	3,042	3,392	3,263
Distributions	(1,701)	(297)	—
Decrease (increase) in note receivable from members	84	(225)	—

Members’ equity at end of period	$5,886	$3,971	$2,137

The accompanying notes are an integral part of these statements.

Eagle Drilling, L.L.C and Affiliates

COMBINED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$490	$(1,036)	$201
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	515	277	78
Changes in current assets and liabilities:
Receivables	(699)	(457)	—
Prepaid expenses	(62)	—	—
Accounts payable	(45)	309	(163)
Accrued expenses	1,596	60	(50)

Net cash provided by (used in) operating activities	1,795	(847)	66
Cash flows from investing activities:
Proceeds from disposition of assets	—	100	—
Acquisition of property and equipment	(1,922)	(172)	—

Net cash used in investing activities	(1,922)	(72)	—
Cash flows from financing activities:
Distributions	(1,701)	(297)	—
Payments of debt	(12)	—	(100)
Capital contributions	1,886	1,241	34

Net cash provided by financing activities	173	944	(66)

Net increase in cash	46	25	—
Beginning cash	25	—	—

Ending cash	$71	$25	$—

Interest paid	$41	$—	$1
Supplementary Disclosure of Noncash Investing and Financing Activities
Assets contributed	$1,156	$946	$3,229
Debt converted to equity (See Note F)	$—	$1,205	$—

During 2004 the Company entered into a note payable agreement for a truck totaling approximately $54 and a note payable for rig parts and equipment of $226. A member has guaranteed the debt and makes payments for the Company resulting in a reduction of notes payable and a note receivable from the member of $84 during the nine months ended September 30, 2005.

The accompanying notes are an integral part of these statements.

Eagle Drilling, L.L.C. and Affiliates

NOTES TO COMBINED FINANCIAL STATEMENTS

(Information as of September 30, 2005 and for the nine months ended September 30, 2005 is unaudited)

($ in thousands)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS, AND SUMMARY OF ACCOUNTING POLICIES

Business and Principles of Consolidation

Eagle Drilling, L.L.C. (Eagle) was formed on January 1, 2001 and provides contract land drilling services to oil and natural gas exploration and production companies, primarily in Texas. Eagle has two affiliates, Thornton Drilling Equipment, L.L.C. and Riverside Oilfield Equipment, L.L.C. collectively the “Company”, that are combined with the Company due to common control by members. As limited liability companies, members have limited liability for the obligations or debts of the Company and the term of the Company will expire upon the sale of all or substantially all of the Company’s assets. All intercompany accounts and transactions have been eliminated in the combined financial statements.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1.	Cash

The Company maintains its cash in accounts which may not be federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash.

2.	Revenue Recognition

The Company earns contract drilling revenue under daywork contracts. Revenues on daywork contracts are recognized based on the days completed at the dayrate each contract specifies. Mobilization revenues and costs for daywork contracts are deferred and recognized over the days of actual drilling.

The receivables from contract drilling in progress represents revenues in excess of amounts billed on contracts in progress.

Revenue arising from claims for amounts billed in excess of the contract price or for amounts not included in the original contract are recognized when billed less any allowance for uncollectibility. Revenue from such claims is only recognized if it is probable that the claim will result in additional revenue, the costs for the additional services have been incurred, management believes there is a legal basis for the claim and the amount can be reliably estimated. Historically, such claims have been immaterial as the Company has not billed any customers for amounts not included in the original contract.

3.	Accounts Receivable

Substantially all of the Company’s accounts receivable are due from companies in the oil and gas industry. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers, net of an allowance for doubtful accounts when the Company believes collection is doubtful. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At September 30, 2005, December 31, 2004 and 2003 the allowance for doubtful accounts was $162, $0 and $0, respectively.

Eagle Drilling, L.L.C. and Affiliates

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended September 30, 2005 is unaudited)

($ in thousands)

NOTE A -	ORGANIZATION, NATURE OF BUSINESS, AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

4.	Property and Equipment

Property and equipment, including renewals and betterments, are capitalized and stated at cost, while maintenance and repairs are expensed currently. Assets are depreciated on a straight-line basis. The depreciable lives of drilling rigs and related equipment are three to 15 years. The depreciable life of other equipment is three years. Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment less than 60 days. When rigs are stacked for periods greater than 60 days, depreciation is suspended and such rigs are subject to review for impairment. Assets not placed in service and not being depreciated were $2,446, $1,762 and $928 as of September 30, 2005 and December 31, 2004 and 2003, respectively.

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based upon fair value of the asset.

5.	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

6.	Income Taxes

The Company and affiliates, are limited liability companies, and are classified as partnerships for income tax purposes; accordingly, income taxes on net earnings are payable by the members and are not reflected in the financial statements.

NOTE B-ACQUISITIONS

During October 2004 the Company entered in to an agreement with a third party, whereby, the Company purchased rig parts and equipment for a purchase price of $325. As part of the agreement the Company paid $100 to the third party upon execution of the agreement and entered into a note payable arrangement for the remaining $226. As part of the agreement, the Company will pay the third party the remaining balance of $226 in eight quarterly payments with the unpaid balance bearing interest at 8%. The first payment is due February 1, 2005. Additionally, one of the Company’s members has a note receivable with the Company, whereby, he is personally liable for the debt and thus, when the member makes payments to the third party there is a corresponding decrease in the note payable and note receivable. The balance of the note receivable was $141 and $226 at September 30, 2005 and December 31, 2004 and is reflected as a reduction of members’ equity.

Eagle Drilling, L.L.C. and Affiliates

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended September 30, 2005 is unaudited)

($ in thousands)

NOTE C  -  OTHER INCOME

The Company has been involved in an ongoing lawsuit with a third party oil and gas company since 2001. The Company sued the third party contending that the defendant breached contracts by not paying the sums due the Company for services rendered and an allowance for doubtful accounts was fully provided for the receivable. The defendant claimed the Company breached its obligations under the contract regarding the type of drilling rigs used and the crews, claiming it owed no money to the Company. The case was settled in August 2003; whereby, a jury awarded the Company $396 in damages. The settlement award has been recorded in other income on the combined statements of operations and members’ equity for the year ended December 31, 2003.

NOTE D  -  LONG-TERM DEBT

Long-term debt consists of the following at:

	September 30, 2005	December 31, 2004	December 31, 2003
Note payable to bank in monthly installments of $1 including interest at an effective rate of 5.16% at December 31, 2004, due in November 2007, collateralized by truck	$42	$54	$—
Note payable to an individual in quarterly installments of $28 including interest at 8%, due in October 2006, collateralized by equipment (See Note B)	141	226	—

	183	280	—
Less current maturities	164	131	—

	$19	$149	$—

Long-term debt maturing each year subsequent to December 31, 2004 is as follows:

Year ending December 31
2005	$131
2006	130
2007	19

$280

NOTE E  -  COMMITMENTS AND CONTINGENCIES

During 2003, 2004 and 2005 the Company leased certain office space on a month-to-month basis. Payments made during the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003 totaled approximately $35, $4 and $12, respectively.

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are not expected to have a material effect on the Company’s combined financial position or results of operations.

Eagle Drilling, L.L.C. and Affiliates

NOTES TO COMBINED FINANCIAL STATEMENTS – CONTINUED

(Information as of September 30, 2005 and for the nine months ended September 30, 2005 is unaudited)

($ in thousands)

NOTE F  -  MEMBERS’ EQUITY

The Company had member advances for the year ended December 31, 2003 in the amount of $1,205. The advances had no stated payment terms. During 2004, the notes were converted to members’ equity.

NOTE G  -  SIGNIFICANT CUSTOMERS

For the nine months ended September 30, 2005, revenue from two customers was approximately 40% and 25%, respectively, of total revenues, for 2004 two customers accounted for 53% and 30% of total revenues. At September 30, 2005, one customer accounted for 100% of accounts receivable. At December 31, 2004, three customers accounted for approximately 42%, 39% and 17% of accounts receivable.

NOTE H  -  SUBSEQUENT EVENTS

On October 3, 2005, the Company’s members sold five operating rigs, seven inventoried rigs and rig equipment and parts to Bronco Drilling Company, Inc. (Bronco) an unrelated third party.

3,000,000 Shares

BRONCO DRILLING COMPANY, INC.

Common Stock

P R O S P E C T U S

Jefferies & Company	Johnson Rice & Company L.L.C

                        , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

The following table sets forth all expenses payable by the registrant in connection with the registration of the common stock.

SEC registration fee		$10,850
NASD filing fee		11,202
The Nasdaq National Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees		*
Miscellaneous expenses		*

Total	$	*

*	to be completed by amendment

Item 14. Indemnification of Directors and Officers.

Delaware Law

Section 145 of the Delaware General Corporation Law, or the DGCL, permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. Pursuant to such indemnification agreements, we have agreed to indemnify each such person to the fullest extent permitted by our certificate of incorporation, our bylaws and applicable law, as the same exists or may hereafter be amended or replaced (but only to the extent that such change authorizes broader indemnification rights than were permitted prior thereto). We have agreed to indemnify each such indemnitee against any and all expenses or losses in the event any such indemnitee was, is or becomes party to, or was or is threatened to be made party to, or was or is otherwise involved in, any proceeding, whether civil, criminal, administrative or investigative, by virtue of his or her status as a director, officer, employee, partner, member, manager, trustee, fiduciary or agent of ours or of another entity, trust or enterprise (when holding such corporate status at our request). We also have agreed to indemnify such indemnitee against any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under the indemnification agreement. Notwithstanding the foregoing, no indemnification obligations will arise (i) in the event a proceeding was initiated or brought voluntarily by such indemnitee against us or our directors, officers, employees or other indemnities and the board of directors has not authorized or consented to the initiation of such proceeding, or (ii) for an accounting of profits made from the purchase and sale by such indemnitee of securities of ours within the meaning of Section 16(b) of the Exchange Act or any similar successor statute.

Pursuant to these indemnification agreements we also have agreed to indemnify any indemnitee who, by reason of his or her corporate status described in the immediately preceding paragraph, is a witness in any proceeding to which such indemnitee is not a party, against all expenses actually and reasonably paid or incurred by such indemnitee in connection therewith. We also are obligated to advance any expenses (except the amount of any settlement) actually and reasonably paid or incurred by the indemnitee in connection with any proceeding (except those proceedings initiated by such indemnitee which are not authorized by the board of directors) to the fullest extent permitted by law upon delivery of the requisite undertaking to repay such advances, if it is ultimately adjudicated that such person is not entitled to indemnification.

Item 15. Recent Sales of Unregistered Securities.

Immediately prior to the commencement of our initial public offering, we became a Delaware corporation in a transaction in which Bronco Drilling Company, L.L.C., our predecessor company, when it merged with its wholly owned subsidiary Bronco Drilling Company, Inc., a newly-formed Delaware corporation. In connection with its formation, Bronco Drilling Company, Inc. issued 13,360,000 shares of its common stock to Bronco Drilling Company, L.L.C.

On September 1, 2005, we issued 65,368 shares of common stock to the shareholders of Hays Trucking, Inc. in connection with our acquisition of Hays Trucking, Inc.

Effective January 18, 2006, we issued 72,571 shares of the Company’s common stock, par value $0.01 per share, in connection with our acquisition of Big A Drilling Company, L.C. We have agreed to file with the Securities and Exchange Commission, on or about August 16, 2006, at our sole cost and expense, a registration statement on Form S-3 registering the shares for resale by Big A Drilling.

The shares of Bronco Drilling Company, Inc. issued in connection with the foregoing transactions were issued in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters were involved in the above transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following is a list of exhibits filed as a part of this registration statement.

Exhibit Number	Description
1.1	Form of Underwriting Agreement (to be filed).

2.1	Merger Agreement, dated as of August 11, 2005, by and among Bronco Drilling Holdings, L.L.C, Bronco Drilling Company, L.L.C. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 6, 2005)

3.1	Amended and Restated Certificate of Incorporation of the Company, dated August 11, 2005 (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 6, 2005).

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on July 14, 2005).

4.1	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).

5.1	Opinion of Akin Gump Strauss Hauer & Feld LLP (to be filed).

10.1	Term Loan and Security Agreement, dated as of September 19, 2005, by and between Merrill Lynch Capital, as lender, and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, File No. 333-125405, filed by the Company with the SEC on September 23, 2005).

10.2	Business Loan Agreement, dated as of January 1, 2005, by and between International Bank of Commerce, as lender, and Bronco Drilling Company, L.L.C. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on July 14, 2005).

10.3+	2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).

10.4+	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).

10.5+	Employment Agreement between the Company and Steven C. Hale (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).
10.6+	Employment Agreement between the Company and Karl W. Benzer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 20, 2005).

10.7	Administrative Services Agreement, effective as of April 1, 2005, by and between the Company and Gulfport Energy Corporation (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).

Exhibit Number	Description
10.8	Registration Rights Agreement, dated as of August 11, 2005, by and between the Company and Bronco Drilling Holdings, L.L.C. (incorporated by reference to Exhibit 10.8 to Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 6, 2005)

10.9	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-125405, filed by the Company with the SEC on August 2, 2005).

10.11	Membership Interest Purchase Agreement, effective June 30, 2005, by and among CBK Limited Partnership, Jerold Wilson, LP and Bronco Drilling Company, L.L.C. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on September 26, 2005).

10.12	Membership Interest Purchase Agreement, effective June 30, 2005, by and among Glen McAlister and Bronco Drilling Company, L.L.C. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on September 26, 2005).

10.13	Asset Purchase Agreement, effective as of September 1, 2005, by and between the Company and Eagle Drilling, L.L.C., Thornton Drilling Equipment LLC, and Riverside Oilfield Equipment LLC (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 6, 2005).

10.14	Asset Purchase Agreement, effective as of August 1, 2005, by and between the Company and Thomas Drilling Co. (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 6, 2005)

10.15	Promissory Note issued by the Company in favor of Theta Investors LLC, dated October 14, 2005 (incorporated by reference to Exhibit 10.15 to Amendment No. 1 Registration Statement on Form S-1, File No. 333-128861, filed by the Company with the SEC on October 20, 2005).

10.16	Credit Agreement, dated as of January 13, 2006, by and among Bronco Drilling Company, Inc., certain subsidiaries of Bronco Drilling Company, Inc., the financial institutions party thereto and referred to therein as Lenders, Fortis Capital Corp., as administrative agent, lead arranger and sole bookrunner, Merrill Lynch Capital and The Royal Bank of Scotland plc, as co-syndication agents, and Calyon New York Branch and The CIT Group/Business Credit, Inc., as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, File No.
000-51471, filed by the Company with the SEC on January 20, 2006).

10.17	Asset Purchase Agreement dated as of December 16, 2005, by and between Bronco Drilling Company, Inc. and Big A Drilling Company, L.C. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on
January 20, 2006).

10.18	Amendment No. 1 to 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on November 17, 2005).

21.1*	List of Significant Subsidiaries of the Company.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Freemon, Shapard & Story.

23.3	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	Filed herewith.

+ Management contract, compensatory plan or arrangement.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Oklahoma City, State of Oklahoma on the 31st day of January, 2006.

BRONCO DRILLING COMPANY, INC.

By:	/S/ D. FRANK HARRISON
D. Frank Harrison
Chief Executive Officer and President

POWER OF ATTORNEY

Each of the persons whose signature appears below hereby constitutes and appoints D. Frank Harrison, Karl W. Benzer and Zachary M. Graves, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post effective amendments) to said Registration Statement, with all exhibits thereto and all documents in connection therewith, with the SEC and to sign and file any other registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the listed capacities on January 31, 2006:

Name	Title

/S/ D. FRANK HARRISON D. Frank Harrison	Chief Executive Officer, President and Director (Principal Executive Officer)

/S/ ZACHARY M. GRAVES Zachary M. Graves	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

/S/ MIKE LIDDELL Mike Liddell	Chairman of the Board and Director

/S/ DAVID L. HOUSTON David L. Houston	Director

/S/ MICHAEL O. THOMPSON Michael O. Thompson	Director

/S/ PHILLIP LANCASTER Phillip Lancaster	Director